02049327

82- SUBMISSIONS FACING

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Skandinaviska Enskilda Banken

*CURRENT ADDRESS SE-106 40 Stockholm

Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

FILE NO. 82- 3637 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [illegible]

DATE : 21 August 2002

SEB

File No. 82-3637.

Annual Report 2001

01



Increased customer satisfaction, intensified co-operation within the Group and increased cost-efficiency are top priorities

Contents

SEB's financial information is found on www.seb.net

Financial information during 2002

Publication of annual accounts	21 February
Publication of Annual Report	End of March
Annual General Meeting	10 April
Interim report January–March	7 May
Interim report January–June	22 August
Interim report January–September	7 November

For further information please contact:

Gunilla Wikman
Head of Group Communications
Telephone +46 8 763 81 25
E-mail: gunilla.wikman@seb.se

Per Anders Fasth
Head of Investor Relations
Telephone +46 8 763 95 66
E-mail: investor.relations@seb.se

Boo Ehlin
Press Officer
Telephone +46 8 763 85 77
E-mail: boo.ehlin@seb.se

Laurence Westerlund
Investor Relations
Telephone + 46 8 763 86 27
E-mail: investor.relations@seb.se

Annika Halldin
Responsible for financial information/ Shareholder contacts
Telephone + 46 8 763 85 60
E-mail: annika.halldin@seb.se

Cover picture: Anders Larsson, SEB in Trelleborg, Sweden

Important events in 2001

2001 was characterised by economic recession both in Sweden and internationally. The downturn of the global stock market that started in 2000 continued during the major part of the year. Except for the Baltic States and Norway, all SEB's home markets were affected by the deteriorating business cycle.

FEBRUARY

On 22 February SEB and FöreningsSparbanken announced their plans for a merger. The two banks complement each other well and a merger would have created good opportunities for growth and for the creation of a European financial group.

APRIL

SEB's German subsidiary bank changed its name to SEB. The name change attracted much attention through TV advertising etc. and was very successful.

MAY

In early May the Bank's yacht in the Volvo Ocean Race was named SEB by Sweden's Crown Princess Victoria. Five months later, on 23 September, Team SEB with its Skipper Gunnar Krantz started the race from Southhampton. The goal in Kiel is expected to be reached on 8 June, 2002.

AUGUST

The number of e-banking customers in the SEB Group passed one million. Particularly gratifying was the fast increase in the Baltic States, where SEB's three subsidiary banks had 225,000 e-banking customers at year-end.

SEPTEMBER

At a press conference on 19 September, SEB and FöreningsSparbanken declared that they had jointly decided to interrupt the merger work. The reason for this was that an EU approval would demand such far-reaching concessions that the value of the merger would have been lost.

OCTOBER

In order to make better use of the potential within SEB's own organisation a strategic programme was started in October. The following are the main features of this programme:

- Increased customer satisfaction
- Increased co-operation and cross-selling within SEB and
- Creation of a long-term cost-consciousness culture

At the same time a cost-cutting programme was launched which will save SEK 2.5 billion, net, per year, starting in 2003. A renewal of the Executive Management is made.

DECEMBER

In order to focus further on private customers in the Nordic region the Personal Banking Sweden was merged with the Personal Banking International division into Nordic Retail & Private Banking. At the same time the branch offices are put into focus in order to increase customer satisfaction. Corporate & Institutions, the division for large companies, also underwent changes: Securities Services and Mid Corporate were made part of Merchant Banking.

SEB strengthened through special measures



Since 1999 SEB has changed – from being a Nordic bank, with an overwhelming part of its employees and customers in Sweden – into a North European bank with more than half of both staff and customers outside Sweden. Nowadays, our home market includes Germany and the Baltic countries.

The world picture changed on 11 September. The world economy had already weakened and a general uncertainty after the terror attacks in New York reinforced this negative trend. Economic growth dropped dramatically in the U.S. Japan fell into yet another deep recession and a currency crisis broke out in Argentina. Growth within the EU contracted, too. However, so far, it seems that Great Britain has managed to fend off the unfavourable trend, while Germany continues to experience growth problems.

Nor has Sweden escaped the economic downturn. The Swedish economy has been particularly pressured due to its high exposure on the crisis sectors telecommunications and IT and its extensive export industry.

It is unlikely that there will be any change in this sensitive economic situation during the first six months this year. Poor corporate profits, many new unemployed and high private indebtedness in the U.S. and Great Britain, for example, will restrain consumption. It will take some time before the positive effects of the introduction of euro-notes and euro coins on 1 January 2002 will start to show. We will probably have to live with economic uncertainty, even though there are signs that the American recession is on its way out.

Following the recession, companies have abandoned their more ambitious expansion plans for more concentrated investments. SEB has increasingly focused its activities on Northern Europe, including Germany, in an effort to develop its own potential within its home market operations. This strategy has led to a satisfactory result for the past year, with the exception of equity-related areas that were affected by the general downturn.

Despite the tough economic climate the Bank has capacity for consolidating its position further. We have started a rigorous cost-cutting programme. Our risk exposure is low in a world where there have been spectacular credit losses and corporate bankruptcies, like Enron. Our engagements in the worst hit countries like Argentina are very limited.

SEB has a unique position as the leading Nordic bank for companies. This is one of the conclusions that we have drawn from working on the proposed merger between SEB and FöreningsSparbanken. Furthermore, we have concluded that we must put more focus on customers and customer needs and that our cost-efficiency needs to be improved.

SEB will face new and important challenges ahead. Right now we are living through times of extremely deep-going and thorough change. Business life is continually exposed to fundamental change as a result of the deregulation and globalisation that have characterised the last ten years. One example of this can be seen in the increasing pressure on companies to assume a more comprehensive social responsibility. As far as SEB is concerned it is a matter of creating shareholder value by weighing in a balanced social responsibility in our decisions, among other things.

Development and change go hand in hand. Change breeds new opportunities. I look forward to these new, interesting opportunities that promise profitable years ahead for SEB.

The past year was an eventful year. Many people have made outstanding contributions during a challenging period. I have witnessed many fine examples of commitment, hard work and loyalty during the last year. Allow me, on behalf of the Board, to convey my sincere thanks to the Management and all employees of SEB for all that they have achieved during the past year.

In spite of a difficult market climate SEB stands strong thanks to these efforts.

Stockholm in February, 2002

Jacob Wallenberg
Chairman of the Board

2001 – a year of turbulence

2001 was a turbulent year. The stock markets were weak and the economies in most countries experienced a sharp downturn, reinforced by the terror attacks in the U.S. on 11 September.

SEB has a strong position within equity-related products and services and was therefore worse hit by the sharp downturn than many of its competitors.

In February last year we announced the proposed merger with FöreningsSparbanken. We would have been able to create a strong Nordic bank that could actively participate in the restructuring of the European financial industry. However, the demands that the EU merger task force posed to approve the merger were so tough that we mutually decided to withdraw our application.

We immediately made an analysis of our experiences from the integration work and, after five weeks, we launched a programme aiming at making better use of our own potential. This means for example:

- a renewal of our Management team
- a cost-savings programme in order to save SEK 2.5 billion, net, over the next 15 months
- a comprehensive change programme called "3 C" which stands for Customer satisfaction, Cross-servicing and Cost efficiency. The "3 C" programme is a change process involving the whole Group to ensure high profitability in the long term.

Customer satisfaction is an absolute prerequisite for long-term success. In many parts of our Group, for example in SEB Germany and Merchant Banking, customer satisfaction is high in comparison with our competitors. However, at the same time we can see that we have to increase customer satisfaction amongst our retail customers. This is an area that we now address, partly by focusing on our local branches, reinforcing their role and customer responsibility.

Cross-servicing customers across our various business units offers an important potential to enhance revenues and to increase our market share among existing customers. Increased co-operation within the Group will give our customers better service at the same time.

The *Cost-efficiency* projects that are now under way within SEB reflect the need for adapting to weaker markets but also for creating a culture of long-term cost-consciousness within the Group. The total cost reduction programme, which primarily involves support and administrative functions, amounts to SEK 3 billion, gross, and will give an annual net effect of SEK 2.5 billion from the beginning of 2003, all else being equal.

I am pleased that this turbulent year ended well, with a better result for the fourth quarter than for the previous quarters, which in part was due to the stronger stock markets. Our operating costs decreased, although we have taken an up-front charge for some of the restructuring costs in connection with the present cost-cutting programme. Most of these have been taken during 2001, but will also have a certain effect on 2002.



A large part of the result of the Group came from *Corporate & Institutions*, where Merchant Banking reported strong income due to the good performance of the customer-driven business. Enskilda Securities' result was weaker, as for most investment banks, and cost reduction measures have been taken.

SEB Germany's income decreased due to the weak German economy. However, this was largely offset through additional cost-savings under the current restructuring programme.

The *Baltic banks* show continued growth and good results.

Nordic Retail & Private Banking suffered from the declining stock markets but managed to reduce costs. In the international part of Private Banking some drastic steps were taken to reduce costs and adapt the business to the market environment. At year-end the number of Internet bank customers in Sweden, Germany and the Baltic countries had increased and reached 1,128,000 (800,000).

Our *credit volumes* remained largely unchanged. We saw expansion primarily in the Baltic countries and within mortgage lending to Swedish households. Credit losses were low and doubtful claims, gross, declined somewhat. However, a number of companies have been downgraded by the rating agencies and it is not unreasonable to expect an increase in the credit loss level generally in the banking industry.

All in all, we can conclude that 2001 was a tough year. However under the circumstances I still feel comfortable, considering the measures that we have now taken. However, since there are no signs of a recovery of either the stock market or the general economic situation our cost-cutting programme is of utmost importance for our future. And the 3 C-programme has top priority within all parts of the Group!

Stockholm in February, 2002

Lars H Thunell
President and Group Chief Executive

Economic development

After the deepest recession in 20 years, an upturn is now in sight.

The year 2001 was an "annus horribilis" for the world economy. The U.S. led the world down into the deepest global recession for more than 20 years. The stock markets went down. Also Germany and Sweden were pulled down far deeper than foreseen by the forecasts in early 2001. Once the bottom finally could be expected the terror attacks occurred in September, pushing consumer confidence and corporate faith in the future further down both in the U.S. and Europe. Only towards the end of the year a change for the better started to become noticeable.

A series of concurrent factors made the economic slowdown unexpectedly sharp. The business community reduced its investment activities as a result of the burst of the IT bubble, which had a negative spreading effect on the whole industry. The U.S. faced a classic recession characterised by over-capacity and falling investments. Europe was negatively affected by diminishing foreign trade and declining stock markets. In Germany, the largest European economy, the problems were aggravated by the foot-and-mouth disease and rising oil prices, which had a negative effect upon household real wages, stopping growth. In all, the German economy only grew by 0.7 per cent during 2001.

At the same time the Japanese recession deepened, which meant that the three largest world economies slowed down simultaneously. This concurrent slump made the recession even deeper.

The Federal Reserve quickly changed its monetary policy and introduced a long series of interest rate cuts in January. However, due to falling stock markets and great over-capacity these rate cuts did not have any effect upon industrial production to start with, even though consumption was kept up, not least through cheaper housing loans. Since monetary policy efficiency was lower than expected, the Federal Reserve was forced to lower rates far more than anyone had predicted. In Europe the comparatively high rate of inflation led to a more prudent attitude on the part of the European Central Bank.

There was great nervousness in the financial markets. The bottom was reached on 21 September, with Standard & Poor's 500 25 per cent below the opening of the year. After that, a relatively quick recovery took place and the U.S. stock market closed the year 11 per cent down. The fact that the market had discounted the recession of the next few months and started to price in an expected economic upturn during 2002 explained this recovery. However, uncertainty remains great and there are still risks for a backlash.

A pronounced monetary policy expansion characterised the international interest markets during 2001. Headed by the Federal Reserve, all the major central banks lowered their key interest rates, which pushed down short-term rates. Bond rates were more stable, reflecting low inflation expectations. In the autumn, however, there was considerable volatility when bond rates in the U.S. as well as in Europe first fell strongly in the aftermath of the terror attacks and then quickly rose again, when also the bond markets started to price in a coming economic upturn.

Like the other Nordic countries Sweden was dragged down by the international downturn. Swedish exports, particularly of telecommunication equipment and vehicles,

Currency trend

SEK against Euro and USD, current rates



11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
Jan 2000
Mar
May
July
Sept
Nov
Jan 2001
Mar
May
July
Sept
Nov
Dec
USD/SEK
Euro/SEK

Interest rate movement in Sweden

Monthly averages, per cent



7
6
5
4
3
Jan 2000
Mar
May
July
Sept
Nov
Jan 2001
Mar
May
July
Sept
Nov
Dec
6 month STIBOR (Stockholm Inter Bank Offered Rate)
10 year bonds

were hit hard by falling investments in the world around. However, the weakness of the Swedish krona supported the export trade to a certain extent while purchasing power was maintained relatively well, due to tax cuts among other things. The Swedish slow-down was therefore not quite as strong as in Germany and GDP growth was 1.2 per cent. Inflation rose significantly during the spring, mainly following rising oil and foodstuff prices but also due to increasing import prices, partly as a result of the weak krona.

The Stockholm stock exchange dropped sharply, by 35 per cent from the beginning of the year until it bottomed out in late September. At year-end the General Index was 16 per cent below the level at the opening of the year.

Short-term interest rates dropped somewhat during 2001, although they were pushed up during the summer months following an unexpected interest rate increase by the Riksbank, which both intervened in the foreign exchange market and raised its key interest rate in an attempt at strengthening the krona. However, the Central Bank's efforts in this respect must be described as rather unsuccessful. After the terror attacks, the Riksbank lowered its key interest rate again. Bond rates remained relatively stable, indicating that the market is confident that the long-term rate of inflation will remain low, despite the temporary high inflation.

In all, the economic development in SEB's most important markets, particularly in Germany, gave rise for concern during 2001, with recession and falling stock markets. The Baltic States represent an exception. Due to increasing domestic demand and trade with the East, growth rates in the Baltic region remained high, with GDP-increases of around 5 per cent. Lithuania showed the highest growth. Poland's economic growth has dropped, revealing financial imbalances and structural weaknesses.

Just like Sweden the other Nordic countries have been hit by the international recession. Due to its great dependence upon the telecommunication sector the Finnish economy was hard hit by the burst of the IT bubble. Weak domestic demand hampered the Danish economy. Norway, on the other hand, has fared better, supported by high oil prices among other things.

The most important economic event in early 2002 was the transition to common banknotes and coins in the euro-zone, which went quite smoothly. The common currency is an important feature of the work on improving the conditions for long-term economic growth in Europe.

The beginning of 2002 has presented a diversified economic picture. Leading indicators in the U.S. and Europe show that the economic situation has turned upwards again. Faith in the future is reappearing and decreasing stocks indicate that production will increase considerably during the coming winter and spring. However, there is a risk that the strong inflow to the stock markets towards the end of 2001 will not be met by matching profit increases in 2002. This means that the situation is still delicate.

As regards the Nordic countries business indicators have stabilised in line with Europe, which points to a gradual recovery during the year. The Baltic economies seem to continue to grow at a steady pace.

Stock market development
Index 1995 = 100



500
400
300
200
100
0
95
96
97
98
99
00
01
02
Sweden: Affärsvärlden's General Index
Germany: DAX 100 Index
Great Britain: FTSE 100 Index
USA: S&P 100 Index

SEB in brief

Increased customer satisfaction, improved co-operation between the various parts of the Group and increased cost-efficiency – these are the most important goals for SEB.

SEB is a North European financial Group that is focused on large companies, institutions and private individuals, with 675 branch offices around Sweden, Germany and the Baltic States. SEB has a total of 4 million customers, of whom a little over one million are e-banking customers. On 31 December 2001, the Group's total assets amounted to SEK 1,163 billion and its assets under management totalled SEK 871 billion. The Group is represented in some 20 countries around the world and has a staff of 20,700.

Business concept, vision and goal

SEB's business concept is to offer financial advice and to handle financial risks and transactions for companies and private individuals in the European markets where it has a presence in order to:

- create real customer satisfaction
- give its shareholders a competitive return and
- be seen as good citizens of society.

It is SEB's vision to be a leading North European bank, based upon long-term customer relations, competence and e-technology.

We will achieve our goals with the help of motivated employees, by co-operating with our interested parties and through increased co-operation between our various areas of activity.

The *structural goals* are:

- to increase customer satisfaction and loyalty
- to increase motivation among the employees
- to increase cost efficiency.

The *financial goals* are to achieve:

- a long-term return on equity of 15 per cent after tax
- increased earning stability.

Strategy

SEB's strategy is to consolidate its market position with the help of the Group's traditional factors of strength as a financial partner to companies and to financially active and demanding private individuals.

The following areas are of top priority:

- *Increased customer satisfaction*

The key to long-term success is found in satisfied customers. It is true that the Group has high ratings within the corporate sector, private banking and its German and Baltic operations. However, within the Swedish retail business customer satisfaction has decreased during 2000 and 2001. Therefore, the role of the branch offices will now be strengthened through increased authority and responsibility for service.

- *Improved cross-servicing and cross-selling within the Group*

SEB's broad and strong range of products and services offers good opportunities of meeting a great deal of customer needs. By making better use of the opportunities existing within the various areas of activity of the Group, SEB can increase the sales to its customers.

- *Increased cost efficiency*

During the period of successful growth up to the end of the year 2000, SEB had to increase its costs in order to handle the larger business volume. The slackening of the economy and the downturn of the stock market have forced SEB to adapt its growth strategy and, consequently, its level of costs.

During the autumn of 2001, a cost-reduction programme was launched which will give an annual net effect of SEK 2,5 billion, starting in 2003. This corresponds to a cost reduction from SEK 22.5 billion to SEK 20.0 billion and a reduction of the Cost/Income ratio from 0.75 to 0.65, all else being equal.

Customer-adapted organisation

As from the autumn of 2001 SEB's organisation has been adapted to better meet the needs of the customers of the Group. The purpose is to increase co-ordination between the

SEB's organisation


Group Chief Executive and President
Staff functions
Shared services incl. IT
Nordic Retail & Private Banking
SEB Germany
Corporate & Institutions
SEB Asset Management
SEB Trygg Liv
SEB Baltic & Poland

In December 2001 SEB's organisation was changed in certain respects in order to increase customer satisfaction, intensify internal co-operation and raise cost-efficiency.

Geographical distribution of staff, 2001


Sweden 47%
Germany 23%
The Baltic 20%
Rest of Europe 5%
Rest of Nordic region 4%
Rest of world 1%

various channels of distribution, to make the offers of the Bank more attractive and to create a more efficient allocation of resources.

SEB in the market

In the retail market in Sweden, Germany and the Baltic countries SEB's main competitors are other large banks and, as far as Sweden is concerned, a number of niche players. In Sweden SEB increased its share of total deposits from the general public (i.e. companies, private individuals, etc.) by one percentage unit (up to and including November 2001), while its share of total lending declined by half a percentage unit. SEB's three Baltic subsidiary banks have a high share of deposits/lending in the Baltic countries. SEB's market share of household deposits and lending in Germany was one per cent.

With SEK 871 billion in assets under management SEB is one of the largest private asset managers in the Nordic region. In the Swedish household market for savings (excluding directly-owned shares) the SEB Group once again was No. 1 in 2001, with a share of 16.5 per cent (17).

In the area of life insurance, SEB Trygg Liv is one of the three largest players in the Swedish market.

Merchant Banking's competitors within for example export/project finance, debt and capital market services and securities finance are mainly American and European investments banks and global commercial banks. In the Swedish corporate market SEB is the leader within foreign exchange trading, cash management, export finance and international payments, among other areas. Merchant Banking has also been ranked the best foreign exchange bank in SEK on a global basis.

Enskilda Securities was the largest player on the Stockholm and Oslo Stock Exchanges and No. 2 in Helsinki in 2001. It is also one of the best trusted investment banks as regards mergers and acquisitions involving Nordic companies as buying or selling parties.

Geographical distribution of gross income, 2001


Sweden 43%
Germany 30%
Rest of Nordic region 11%
Rest of Europe 8%
The Baltic 4%
Rest of world 4%

The predominant part of income comes from SEB's home markets in Nothern Europe.

Credit portfolio, 2001


Companies 36%
Households 23%
Banks 19%
Property management 12%
Public administration 10%

SEB's credit exposure increased from SEK 926 billion to SEK 955 billion during 2001. The increase was primarily related to the Baltic and mortgage lending to Swedish households. The credit portfolio has become more international over the last three years. The portion of non-Nordic loans has increased from 25 per cent in 1999 to 56 per cent in 2001.

Key figures for the SEB Group

	2001	2000	1999
Return on equity, %	**11.9**	16.9	14.6
Return on total assets, %	**0.43**	0.64	0.66
Return on risk-weighted assets, %	**0.99**	1.43	1.43
Earnings per share, SEK*	**7.17**	9.43	6.96
Cost/income ratio, SEB Group	**0.75**	0.68	0.74
Lending loss level, %	**0.09**	0.12	-0.09
Provision ratio for doubtful claims, %	**44.6**	49.1	59.6
Level of doubtful claims, %	**1.37**	1.35	0.82
Total capital ratio, %	**10.84**	10.76	14.62
Core capital ratio, %	**7.71**	7.37	10.80

* More information on the SEB share can be found on pages 10–11.

Market shares

Per cent	2001	2000	1999
Deposits from the general public, Sweden	**21.7***	20.6	21.2
Households	**13.6***	13.9	13.3
Companies	**26.7**	24.5	27.2
Lending to the general public, Sweden	**13.8***	14.3	14.8
Households	**11.1***	11.5	11.9
Companies	**15.3***	15.9	16.7
Mutual Funds, Sweden	**18.4**	19.6	20.2
Traditional life-insurance, Sweden	**18.8**	18.3	20.2
Secondary equity commissions, Sweden	**9.0**	9.8	10.3
Secondary equity commissions, Norway	**16.9**	13.0	3.1
Secondary equity commissions, Finland	**10.4**	9.3	6.5
Deposits from the general public, the Baltic States	**25.1**	26.8	
Lending to the general public, the Baltic States	**34.5**	32.5	

* Information as per 30 November, 2001

Distribution of income, 2001, SEK M


36,000
30,000
24,000
18,000
12,000
6,000
0
1999 2000 2001

During 2001 net interest income accounted for 43 per cent of SEB's income. This was the first time in many years that net interest income represented the largest part of Group income. The share of net commission income, which accounted for over 40 per cent in 1999 and 2000, dropped to 38 per cent in 2001 due to lower securities commissions.

Other
Net result of financial transactions
Net commission income
Net interest income

Assets under management within the SEB Group, SEK billion


1,000
800
600
400
200
0
1999 2000 2001

During 2001 SEB Asset Management had SEK 567 billion and SEB Germany SEK 113 billion in assets under management and Private Banking the rest.

SEB and the society

One of SEB's goals is that the Group should be seen as a good citizen of society – it shall be a company that both stands for good ethical standards and contributes to a tenable economic development. In order to reach these goals SEB has worked out a number of guidelines concerning employees, customers and the society at large.

SEB's staff

Diversity

SEB considers that variety enriches the business activities of the companies of the Group. Diversity is a resource that should be respected and treasured.

The SEB Group shall offer equal opportunities and equal rights to everybody regardless of sex, national or ethnical origin, age, sexual inclination or faith.

Equality

According to the equality plan that was established for SEB in Sweden in 1998 the objective of an even distribution between women and men shall be achieved by 1 September, 2005. This means that none of the sexes shall be represented by less than 40 per cent at any level.

During 2001, 38 per cent of all SEB managers were women. As regards group and customer service managers the distribution was 50-50, which means that the targets at that level have already been reached.

SEB endeavours to improve the balance between men and women among the appointed staff also in Germany and the Baltic countries.

Distribution according to sex, managerial positions in Sweden 2001, %



100
80
60
40
20
0
Group and customer service managers
Heads of department/ branch offices
Other
Men
Women

SEB's customers

SEB's business operations are based upon customers' confidence. Confidence is built upon respect and protection of customers' personal integrity, which is something that we uphold by treating all the information that our customers entrust us with in a careful and responsible way. Therefore, all reasonable and proper measures to protect such customer information from unauthorised access, forwarding, change or destruction are taken in all contexts where personal information or any other important information may be treated by SEB or by any other party on SEB's behalf.

Treatment of personal information

On 1 October 2001 the Act on personal information became effective in Sweden. The purpose of this Act, which is based upon an EU-directive, is to protect individuals against infringements of their personal integrity when their personal information is treated. An important part of this integrity protection is that the person concerned is informed about the treatment of his/her personal information.

SEB has put in a great deal of work during 2001 to make sure that these legal requirements are met.

Bank secrecy

Information about individual customers can only be used by the officer or unit of the Bank that has a justified need for such information to perform his/its work. Such needs may exist in order for the Bank and the other SEB Group companies to live up to legal requirements or to be able to offer customers correct and proper advice or customer service. Every employee has to sign a declaration of secrecy.

On-line issues

SEB's rigorous requirements with respect to the protection of integrity and security are of course also applicable to the handling of its web-site information. This is why we provide information about the purpose for which such information may be handled on all web-sites where we collect personal information.

Information security

The protection of financial and personal information represents a great and important responsibility. SEB has therefore taken, and takes on a regular basis, a number of protective measures which together contribute to a very high degree of IT security. Data virus protection detects virus and prevents it from entering SEB's data systems. So-called fire-walls and several other security components stop unauthorised interference. Secure transmission of information means that no information is accessible to unauthorised individuals.

Advanced cryptographic technology, Secure Socket Layer (SSL) is used in web-sites via which sensitive information can be transmitted.

Society

Environmental policy

Compared with manufacturing and transportation companies, for example, the financial sector does not have any particularly great direct influence on the external environment. Indirectly, however, the banks can play an important part in their contacts with suppliers and customers, particularly in connection with lending.

According to the environmental policy that SEB adopted in late 1995 the Group shall consider environmental aspects in its credit-granting activities and in the design of products and services.

The Group's credit policy contains rules that the environment and environment-related risks shall be taken into account in connection with all major credit decisions. Existing customers shall also be followed up.

SEB has signed the environmental documents of both the United Nations and the International Chamber of Commerce under which the signatories commit themselves to paying due regard to, and to acting for, a better environment within their respective activities.

Other social contributions

SEB makes direct contributions to many different charity projects in several countries, both at a central level and through its business areas. SEB is for example sponsoring several training programmes for children and youth in Latvia and has also donated a number of pc's to schools in the Baltic countries. Instead of Christmas gifts the various units of the Bank sent contributions to All the World's Children through the Aid Organisation of the Swedish Broadcasting Union. The Group has donated about SEK 2 M in co-operation with the Cancer Relief Fund and the World Wildlife Fund, which equals the donations of the mutual fund unit-holders in these funds.

SEB contributes to, and participates actively in, Mentor, which is an organisation for drug prevention among the youth. SEB employees participate in this project as mentors for young people.

The SEB share

The SEB share dropped by 8 per cent during the year. Earnings per share were SEK 7.17 (9.43). A dividend of SEK 4.00 (SEK 4.00) per share has been proposed.

Share capital

The SEB share is listed on the Stockholm Stock Exchange. The share capital amounts to SEK 7,046 M, distributed on 704.6 million shares of a nominal value of SEK 10 each. The Series A share entitles to one vote and the Series C share to 1/10 of a vote.

Stock Exchange trading

During 2001, the value of the SEB share dropped by 8 per cent, while the All Share Index fell by 16 per cent and the index for bank and insurance shares declined by 23 per cent. During the year, total turnover in SEB shares was approximately SEK 75 billion.

Dividend policy

The size of the dividend of SEB is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based upon a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent.

The dividend per share shall, over a business cycle, correspond to around 40 per cent of earnings per share, calculated on the basis of operating result after tax.

The SEB share

Data per share	2001	2000	1999	1998	1997
Operating result, SEK[1]	**6.29**	8.99	5.60	5.25	3.80
Net profit for the year, SEK[1]	**7.17**	9.43	6.96	6.58	4.12
Adjusted shareholders' equity, SEK[2]	**67.10**	62.61	55.83	48.05	42.78
Dividend					
per Series A share, SEK	**4.00**	4.00	3.50	3.13	2.68
per Series C share, SEK	**4.00**	4.00	3.50	3.13	2.68
Year-end market price					
per Series A share, SEK	**95.50**	104.00	86.00	76.45	89.86
per Series C share, SEK	**83.00**	99.00	76.00	69.30	83.61
Highest price paid during the year					
per Series A share, SEK	**119.00**	127.50	105.07	130.10	95.23
per Series C share, SEK	**107.00**	117.00	96.57	117.14	87.18
Lowest price paid during the year					
per Series A share, SEK	**65.50**	77.50	69.30	50.52	59.02
per Series C share, SEK	**59.00**	68.50	62.59	46.50	55.89
Dividend per Series A share as a percentage of result for the year per share, %	**55.8**	42.4	50.3	47.6	65.2
adjusted shareholders' equity per share, %	**6.0**	6.4	6.3	6.5	6.3
market price per Series A share, %	**4.2**	3.8	4.1	4.1	3.0
Year-end market price per Series A share as a percentage of earnings per share, P/E	**13.3**	11.0	12.4	11.6	21.8
adjusted shareholders' equity per share, %	**142.3**	166.1	154.0	159.1	210.1

1) Calculated on an average number of shares in 1999 (rights issue) and 1997 (non-cash issue), taking the bonus issue element in the 1999 rights issue into account.

2) Calculated for 1999, including rights issue and with actual number of shares outstanding.

Net profit for the year and dividend

per SEB share, SEK



10
8
6
4
2
0
1997 1998 1999 2000 2001
Net profit for the year
Dividend

Earnings per share in 2001 amounted to SEK 7.17. An unchanged dividend of SEK 4.00 is proposed.

SEB share, SEK



200
180
160
140
120
100
80
60
100,000
80,000
60,000
40,000
20,000
97
98
99
00
01
(c) SIX
"Affärsvärldens" General Index
"Affärsvärldens" Index for Bank and Insurance Shares
Number of shares traded, in thousands, linear scale (incl. after-hours transactions)
SEB Share, logarithmic scale. Price equals last closing price paid on last day of each month

Number of shares

Share series	Number of shares	Number of votes	Percentage of capital	Percentage of votes
A	673,784,123	673,784,123	95.6	99.5
C	30,773,557	3,077,355	4.4	0.5
Total	**704,557,680**	**676,861,478**	**100.0**	**100.0**

Each Series A-share entitles to one vote and each Series C-share to 1/10 of a vote. The nominal value of each share is SEK 10.

Change in share capital

Skandinaviska Enskilda Bankens's share capital has changed as follows since the Bank was started in 1972:

Year	Transaction	Price, SEK	Added no. of shares	Accumulated no. of shares	Share-capital SEK M
1972				5,430,900	543
1975	Rights issue 1:5	125	1,086,180	6,517,080	652
1976	Rights issue 1:6	140	1,086,180	7,603,260	760
1977	Split 2:1		7,603,260	15,206,520	760
1981	Rights issue 1B:10	110	1,520,652	16,727,172	837
1982	Bonus issue 1A:5		3,345,434	20,072,606	1,004
1983	Rights issue 1A:5	160	4,014,521	24,087,127	1,204
1984	Split 5:1		96,348,508	120,435,635	1,204
1986	Rights issue 1A:15	90	8,029,042	128,464,677	1,284 [1]
1989	Bonus issue 9A+1C:10		128,464,677	256,929,354	2,569
1990	Directed issue [2]	88.42	6,530,310	263,459,664	2,635
1993	Rights issue 1:1	20	263,459,664	526,919,328	5,269
1994	Conversion		59,001	526,978,329	5,270
1997	Non-cash issue	91.30	61,267,733	588,246,062	5,882
1999	Rights issue[3] 1:5	35	116,311,618	704,557,680	7,046

1) The recorded share capital at 31 December, 1986 was still SEK 1,204 M, since the proceeds from the rights issue were not paid in full until early 1987.

2) The issue was directed at the member-banks of Scandinavian Banking Partners. Through splits in 1977 (2:1) and 1984 (5:1), the nominal value of the shares has been changed from SEK 100 to SEK 10.

3) According to the instructions of the Financial Supervisory Authority, subscribed shares that have been paid will not be registered as share capital in the balance sheet until the rights issue has been registered (which took place in January, 2000).

Distribution of shares by size of holding

Size of holding	No. of shares	Per cent	No. of shareholders
1–500	44,332,594	6.29	281,835
501–1 000	21,521,200	3.05	30,063
1 001–2 000	22,324,593	3.17	15,949
2 001–5 000	26,771,444	3.80	8,805
5 001–10 000	13,530,760	1.92	1,934
10 001–20 000	9,712,547	1.38	697
20 001–50 000	11,232,887	1.59	367
50 001–100 000	9,157,077	1.30	128
100 001–	545,960,668	77.49	278
Other*	13,910		
	704,557,680	**100.00**	**340,056**

* Including possible pre-emptive shares, coupon shares, unknown holders and unutilised bonus shares.

Shareholder structure

Percentage holdings of equity on 31 December 2001.



Other companies and institutions	25%
Foreign shareholders	21%
Private individuals	18%
Foundations	14%
Mutual funds	11%
Insurance companies	11%

The majority of the Bank's approximately 340,000 shareholders are private individuals with small holdings. Institutions and foundations account for the majority holdings and foreign shareholders for 21 per cent.

The SEB share on the Stockholm Stock Exchange

	2001	2000	1999	1998	1997
Year-end market capitalisation, SEK M	**66,900**	73,120	60,592	50,128	58,939
Volume of shares traded, SEK M	**75,424**	57,049	51,054	55,831	38,188

The largest shareholders

31 December 2001	No. of shares	Of which Series C shares	Per cent of number of all shares	Per cent of number of all votes
Investor	135,372,295		19.2	20.0
Trygg-Foundation	65,677,962		9.3	9.7
SEB/Trygg mutual funds	27,077,580	30,000	3.8	4.0
Alecta Pension Insurance	20,192,600	3,911,552	2.9	2.5
Skandia Liv	16,818,444	4,233,567	2.4	1.9
AMF Insurance	12,328,000		1.7	1.8
Andra AP-fonden	10,246,229	342,000	1.5	1.5
EB Foundation Skandinaviska Enskilda Banken's pension fund	9,157,046	1,316,000	1.3	1.2
SHB's mutual funds	8,079,184		1.1	1.2
AFA Insurance	7,627,880	530,400	1.1	1.1
SB Foundation Skandinaviska Enskilda Banken's pension fund	6,680,000	2,000,000	0.9	0.7
Svenska Handelsbanken	6,415,088	20	0.9	0.9
Länsförsäkringar Liv	5,594,746		0.8	0.8
Första AP-Fonden	5,193,693	342,000	0.7	0.7
Marianne & Marcus Wallenberg Foundation	4,873,389	73,389	0.7	0.7
Knut and Alice Wallenberg Foundation	4,721,626	1,202,241	0.7	0.5
Foreign shareholders	144,321,426	1,553,038	20.5	21.1

Nordic Retail & Private Banking

Increased activities could partly offset lower commission income.

The Nordic Retail & Private Banking division was formed in December 2001 by uniting the former divisions Personal Banking Sweden, Personal Banking International and parts of the Mid Corporate business area.

This was done in order to increase SEB's customer orientation further and to strengthen its local presence around Sweden. The purpose was furthermore to keep and develop SEB's leading position in the private banking area and to improve co-operation between the various units in Sweden and the Nordic region as well as between the various sales and distribution channels.

In Sweden, this division has 1.5 million private customers and 120,000 small and medium-sized corporate customers, of which about 25,000 previously belonged to the Mid Corporate business area. To this should be added 15,000 customers from the international private banking business.

The business can be divided into three main business areas: *Private Banking* with Enskilda Banken in Sweden and private banking activities in Luxembourg, Norway, the U.K. and Switzerland, among others; *Retail Banking*, including the network of branch offices, the telephone and Internet bank in Sweden and Denmark and the mortgage unit SEB BoLån; and *SEB Kort* with business activities in the four Nordic countries.

Distribution of income, 2001


Cards and payments 29%
Lending 25%
Securities incl. unit-linked insurance 23%
Deposits 22%
Other 1%

	2001	2000
Pecentage of SEB's total income, %	28	28
Percentage of SEB's operating result, %	31	30
Percentage of SEB's staff, %	26	26

Profit and loss account, SEK M

Net interest income	4,328	4,073
Net commission income	3,645	4,684
Net result of financial transactions	184	204
Other operating income	202	213
Total income	**8,359**	**9,174**
Staff costs	-2,955	-3,180
Pension compensation	461	459
Other operating costs	-3,239	-3,393
Merger and restructuring costs	-184	
Depreciation	-83	-102
Total costs	**-6,000**	**-6,216**
Net credit losses etc.	-69	151
Net result from associated companies	-64	-189
Operating result	**2,226**	**2,920**

Cost/Income ratio	0.72	0.68
Allocated capital, SEK M	7,000	
Return on allocated capital, %	22.9	
Number of full time equivalents (average)	5,033	5,187

Business operations in 2001 – Private Banking

The downturn of the stock markets had a negative effect upon the result of the Private Banking business area. However, faced with this declining market situation Private Banking has intensified its activities and been able to attract new customers and to increase its share of present customer assets. Assets under management within Private Banking dropped by six per cent during the year, while the stock market index fell by 16 per cent.

Due to deteriorating market conditions SEB decided to stop several planned investments in e-banking outside Sweden during 2001. SEB's recently started e-bank in Great Britain was closed last autumn. An Internet venture was liquidated in Norway, where the division will now focus on asset management.

In early January 2002 the Swiss counterpart of Sweden's Financial Supervisory Authority granted SEB Private Bank permission to open up for business in Zurich. This means that SEB – which already is represented in Geneva – increases its business operations in the Swiss market.

Alternative business proposals represent an important complement to the traditional banking products and customers are increasingly showing interest in hedge funds, insurance schemes and structured products, for example. The supply of SEB products has been complemented with those of external suppliers. In Luxembourg, a new Internet service was launched that was well received by customers.

In line with the ambition of actively working for increased competence Enskilda Banken invested in advanced private banking-training for the third consecutive year. This is a tailor-made academic training programme, focusing on financial theory, which is run in co-operation with the Stockholm School of Economics.

Business operations in 2001 – Retail Banking

Despite the strong stock market fall and general recession of the Swedish economy the savings market is of decisive importance in the long term, not only for the private banking business but also for the retail area. Customer interest in, and need for, competent advisory services rather increased as a result of the stock market turmoil.

In the Swedish savings market SEB consolidated its position also in 2001. In terms of total savings SEB has the largest share, or 16.5 per cent.

Among the large Swedish banks SEB was the first one to start an Internet service in 1996 and has kept a leading position within e-banking since then. During 2001, a number of new functions and services were launched through SEB's Internet Bank for private individuals, such as access through hand-held computers, savings functions for monthly savings in mutual funds and other securities as well as trading in war-

More than 100 million customer contacts per year
Sweden, millions of contacts



Internet, open pages
Cash dispensers and cards
E-banking
Automatic telephone bank
Account statements
Branch offices
Telephone contacts/branch offices
Staffed telephone bank
Direct marketing
Telemarketing
0
5
10
15
20
25
30
35

rants and convertible loans. The Internet Bank for companies was equipped with additional payment-linked information services and a round-the-clock telephone service, an e-line.

The number of new Internet customers continued to grow steadily. By year-end 2001 SEB had about 660,000 Internet customers in Sweden and almost every other customer who personally states that SEB is his/her main bank is now also a user of the Internet bank.

SEB's automatic machines attracted attention in the media on several occasions during the year for the ambition of trying to make life easier for motor-handicapped and blind people, for example. The Bank has carried out this work in co-operation with various handicap organisations.

One example of the combination of modern technology with personal service is found in the 7-eleven shop at Götgatan in Stockholm, where SEB opened a banking corner last year according to the "staffed automatic lobby"-concept.

The payment services of the banks received attention during the year. When the Swedish banks concluded an agreement last summer to the effect that inter-bank transfers in Sweden must not take more than one day, SEB went one step further and promised that the money should be delivered not later than 5 p.m. the same day, provided the money transfer was ordered before noon.

Customer satisfaction is measured on a regular basis. During 2001 the percentage of satisfied or very satisfied customers (in principle three out of four) increased as regards Internet services. On the other hand, customer satisfaction with the service offered by the branch offices and the telephone bank decreased. This was also confirmed through external surveys. All efforts at improving customer satisfaction are therefore now of top priority. An important part of this work consists of the handling of claims, which is an area to which both the press and the authorities paid positive attention during 2001.

In order to strengthen co-operation across the borders in the Öresund region in the south of Sweden, the 25,000 private banking customers of SEB Denmark A/S form part of SEB's Swedish retail operations also from an organisational point of view.

Business operations in 2001 – SEB Kort

By the end of 2001 SEB Kort had issued a total of approximately 2.7 million cards, of which a little over 2.1 million in Sweden. In total, SEB Kort has entered into redemption agreements with about 160,000 sales points around the Nordic region. Turnover amounted to SEK 130 billion in 2001 and outstanding credits totalled SEK 6.6 billion.

During the year SEB Kort continued to attract customers to Central Acquiring, central redemption. Agreements have been made during the year with several large airline companies which, in turn, help selling the Central Acquiring service.

SEB Kort Finland launched extensive Internet services during the year and implemented a euro-conversion of all its systems. Diners Club Denmark was awarded the first prize in the Teleperformance Grand Prix competition for best call-centre also in 2001.

In Denmark co-operation with the Kastrup airport was extended, above all as regards marketing and bonus points.

SEB Kort Norway has successfully sold the travel concept Perago. It has also been successful in marketing the Purchasing Account, which is an administrative service. Diners Club Norway was awarded third prize in the Teleperformance Grand Prix competition.

2002

In order to strengthen SEB's local profile and presence, the branch offices are now given strongly increased responsibilities and authority. The main task is to increase customer satisfaction with everything, from positive reception and service to quality and bank product value.

Competence is a decisive factor when it comes to picking a financial partner, not least within private banking. An illustration of SEB's efforts in this respect is that close to 800 of the new Swedish private adviser licenses were granted to Enskilda Banken alone. (In total, SEB has received close to 1,000 licenses during 2001, which is clearly the largest share of any bank in the Swedish market.)

SEB continues to develop its leading position within Private Banking by investing in personal service, competence for added value for customers and by offering the convenience of having all banking and securities services at one single place. Enskilda Banken will therefore reinforce the total package concept and strengthen its advisory process. During 2002 an advanced customer report will be introduced for which the customer him/herself will be able to pick the degree of complexity.

SEB Kort Sweden, which among other things owns the trademark Eurocard, foresees great opportunities of being able to deliver an easier, faster and safer payment solution than the present one, based upon mobile technology. During 2001 Eurocard has developed a solution for card payments with the help of mobile telephones. It has been successfully tested.

Smart corporate solutions will include the central Nordic purchasing card to be launched during 2002.

Result

The deterioration of the division's result is mainly explained by the 22 per cent-decline in commission income due to stock market developments.

Private Banking was particularly hard hit by the downturn of the stock market and saw its result drop to SEK 497 M (1,112). Retail Banking could partly compensate the negative effects of the poor stock market trends through a positive development for bank savings, among other things. Its result was SEK 1,266 M (1,338). SEB Kort's result decreased marginally, to SEK 463 M (470).

Corporate & Institutions

Merchant Banking reported a slightly higher result than in 2000, whilst Enskilda Securties and Securities Services were negatively affected by the downturn on the stock markets.

The Corporate & Institutions division is responsible for all SEB's activities relating to large and medium-sized companies and institutions and for SEB's activities in the global financial markets. The division consists of two main business areas: Merchant Banking, which since December 2001 includes Securities Services (custodial services), Mid Corporate, and Enskilda Securities.

During 2001 the SEB Group restructured its activities in Germany. Nordic Corporate Business within Skandinaviska Enskilda Banken AG was merged with the former BfG's corporate clients and trading business forming part of the Merchant Banking business area. During 2001 the SEB credit risk classification system has been fully implemented. The refocusing and consolidation of the activities already initiated will be continued and intensified during 2002.

The division operates in 12 countries.

Merchant Banking excluding Securities Services and Mid Corporate reported a slightly higher result than in 2000, while Enskilda Securities and Securities Services were negatively affected by the downturn on the stock markets.

	2001	2000
Pecentage of SEB's total income, %	36	38
Percentage of SEB's operating result, %	65	55
Percentage of SEB's staff, %	17	16

Profit and loss account, SEK M

Net interest income	4,007	3,983
Net commission income	4,431	5,058
Net result of financial transactions	2,165	2,724
Other operating income	168	565
Total income	**10,771**	**12,330**
Staff costs	-3,762	-4,292
Pension compensation	218	198
Other operating costs	-2,450	-2,305
Merger and restructuring costs	-35	
Amortisation of goodwill	-56	-51
Depreciation	-160	-154
Total costs	**-6,245**	**-6,604**
Net credit losses etc.	149	-344
Operating result	**4,675**	**5,382**

Cost/Income ratio	0.58	0.54
Allocated capital, SEK M	15,500	
Return on allocated capital, %	21.7	
Number of full-time equivalents, (average)	3,322	3,203

Merchant Banking

Since December 2001, Merchant Banking comprises the "old" Merchant Banking, Securities Services and Mid Corporate. Its main areas of activity and responsibility are as follows:

- Overall responsibility for the Group's large and medium sized corporate customers, financial institutions and international banks
- Trading in currencies, interest-bearing instruments, derivatives and futures
- Advisory services, brokerage and research within capital and debt markets
- Cash management- and payments services
- Project- and trade finance as well as corporate financing in connection with acquisitions
- Venture capital markets
- Securities-related financing solutions
- Management of the Group's cash and liquidity portfolio
- Custody services.

Merchant Banking *Incl Mid Corporate and Securities Services*	2001	2000
Pecentage of SEB's total income, %	28	27
Percentage of SEB's operating result, %	60	44
Percentage of SEB's staff, %	14	13

Profit and loss account, SEK M

Net interest income	4,023	4,149
Net commission income	2,282	2,082
Net result of financial transactions	1,941	2,049
Other operating income	156	452
Total income	**8,402**	**8,732**
Staff costs	-2,562	-2,448
Pension compensation	218	198
Other operating costs	-1,793	-1,725
Merger and restructuring costs	-11	
Depreciation	-91	-112
Total costs	**-4,239**	**-4,087**
Net credit losses	143	-357
Operating result	**4,306**	**4,288**

Cost/Income ratio	0.50	0.47
Number of full-time equivalents (average)	2,714	2,655

Merchant Banking excluding Securities Services and Mid Corporate

Despite the gloomy macroeconomic development Merchant Banking excluding Securities Services and Mid Corporate, reported a slightly improved operating result for 2001, SEK 3,052 M (3,036) with more stable and higher quality of earnings, despite a volatile environment and continued cost savings.

Merchant Banking *excl Mid Corporate and Securites Services*	2001	2000
Pecentage of SEB's total income, %	20	19
Percentage of SEB's operating result, %	43	31
Percentage of SEB's staff, %	10	10

Profit and loss account, SEK M

Net interest income	2,673	2,750
Net commission income	1,469	1,183
Net result of financial transactions	1,803	1,941
Other operating income	99	390
Total income	**6,044**	**6,264**
Staff costs	-2,095	-2,001
Pension compensation	166	155
Other operating costs	-1,253	-1,235
Merger and restructuring costs	-7	
Depreciation of fixed assets	-82	-103
Total costs	**-3,271**	**-3,184**
Net credit losses	279	-44
Operating result	**3,052**	**3,036**

Cost/Income ratio	0.54	0.51
Allocated capital, SEK M	9,820	10,300 *
Return on allocated capital, %	22	21
Number of full-time equivalents (average)	2,012	1,986

* including Merchant Banking's parts of SEB AG.

Strategic orientation and activities

A number of key long-term trends are driving Merchant Banking's strategy. These are

- continued deregulation of financial markets
- long term growth in the savings markets
- new distribution technology
- increased cost pressures on administration and processes
- markets adapting to effects of one single currency, EMU.

The business area continued to invest in growth areas, mainly investment banking related activities, whilst implementing efficiency measures in the more mature areas. During 2001, Merchant Banking increased its focus on long-term client relationships, in tandem with the changing banking market. Partly as a result of the economic environment, corporations demand longer and more partner-like relationships and sometimes in parallel fewer banks. The client earnings in relation to total earnings increased for the fifth year in a row.

Diversification of business risk through increased activities in Europe, specifically Germany, has also been part of the strategy.

A continuous efficiency programme relating to administration and processes is being carried out, where outsourcing and strategic alliances are created and evaluated in various business areas. Such examples are the alliances developed with Bank of NewYork regarding payments, and with PNC Bank and Bank of Nova Scotia regarding trade finance in the U.S. and Asia respectively.

The "Centre of Excellence" business model adopted during 2001 is being further developed and emphasised, meaning among other things a continuous focusing of business activities to areas where Merchant Banking can add value to clients, create shareholder value by increasing capital efficiency.

In the area of risk and capital management, Merchant Banking strives to strike a balance between risk and reward in its lending operations, as well as in its market related activities. Merchant Banking has developed and uses state-of-the-art risk models.

Profit level shift, SEK M
Merchant Banking excl. Securities Services & Mid Corporate


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1997 1998 1999 2000 2001
Income
Costs
Profit before losses

Changed business mix, SEK M


3,500
3,000
2,500
2,000
1,500
1,000
500
0
1998 1999 2000 2001
Proprietary trading & Treasury
Trading & capital market products
Corporate banking products

Nordic Corporate Eurobonds 2001, EUR M


1,500
1,200
900
600
300
0
SEB
SSSB
ABN Amro
Deutsche Bank
HSBC
JP Morgan
Nordea
UBS
Goldman Sachs
DKW

Continued investments in growth areas

The growth strategy adopted for the below mentioned investment banking activities as well as certain e-related transaction services have been successful overall. The growth areas are Securities Finance, Debt Capital Markets, Acquisition Finance, Fixed Income, Project Finance, Venture Capital (SEB Företagsinvest) and integrated Internet based risk management and transaction tools in the trading area, foreign exchange in particular. The earnings in this segment accounted for 47 per cent of total income as compared to less than 21 per cent four years ago.

The number of foreign exchange deals executed in Trading Station grew by close to 200 per cent. The number of total foreign exchange deals now executed via Trading Station amounted to 60 per cent of the total number of deals within Sweden and 36 per cent globally. For 2002 Merchant Banking expects further growth in these segments and continues its investment strategy.

Some of the most important loan financing arrangements during the year were made for Sony Ericsson, Skanska, V&S Vin & Sprit, Billerud and Atlas Copco. In the corporate bond markets SEB acted as arranger for among others Assa Abloy, Securitas, Autoliv, Gambro, Framtiden and GMAC. SEB was ranked as the leading European arranger of Nordic Euro corporate bonds in 2001.

In the project financing area Merchant Banking continued its successful advisory and financing work with Ericsson, arranging a portfolio financing of USD 1.5 billion, the largest financing of this kind in the world during 2001.

The Acquisition Finance business had a successful year with sustained good portfolio quality. 2001 was characterised by lower senior debt volumes but saw increased activity in the mezzanine segment. Given the business cycle this particular area of activities has had a more conservative risk profile than in previous years.

Within the venture capital field (SEB Företagsinvest), where SEB invests primarily in technology and health care related ventures, nine new investments were made in 2001. The income from exits in the portfolio was low during the year due to the depressed market conditions. However, the investment climate was good with many opportunities. The portfolio remains in good conditions and we expect some exits and good value growth in 2002.

Long term customer relations

An increased focus on overall client relationship quality is driving all activities. A Client Relationship Management function was formed during 2001, expanded to also include a Financial Institutions industry team, to work in parallel with the existing teams for Technology and Pulp & Paper.

SEB continues to uphold and strengthen its superior Swedish client relationship rankings. It is Merchant Banking's ambition to reach similar status in all the Nordic countries. In the medium-sized corporate segment regarding trading and capital market products, SEB's rating in Sweden was outstanding according to a survey performed by Askus.

During the year Merchant Banking received mandates from, among others, Renault VI for their domestic and European payments and Deutsche Post/Danzas ASG in the cash management area for unique and technically advanced Nordic/Baltic solutions, showing SEB's ability to source international clients having acquired Nordic relations but also serving large international groups with a presence in the Nordic region. In the leasing area SEB closed a long-term SEK 3 billion deal with BT Industries.

	Ranking	Source
• Client relationship management Sweden	1	Greenwich Associates
• FX market share and quality Sweden	1	Greenwich Associates
• Favourite FX bank globally	6	Corporate Finance
• Best FX dealer SEK globally	1	Euromoney
• Nordic Corporate Eurobond arranger	1	Bondware
• Nordic ECP issuance	1	Bondware
• Cash management operator Sweden	1	Greenwich Associates
• Best internet platform for FX globally	10	Euromoney
• Best internet platform for FX globally	4	FX Week
• Best Sub-custody Sweden	1	Global Investor
• Best Trade Finance Bank Sweden	1	Corporate Finance
• Prime Broker globally	11	Hedgeworld Institute
• Project Finance European Lead Arrangers	11	Project Finance Internat.
• Project Finance Global Lead Arrangers	16	Project Finance Internat.

IT & Internet

Merchant Banking continues to expand its e-offering as well as to improve its existing Internet solutions for clients. This is particularly true for the TCM, Trade Finance and Cash Management areas. Empowering clients to execute transactions and analyse risks on their own terms through making the Bank's product range accessible to all clients over the net, is a goal for Merchant Banking. During 2001 the Trading Station product was expanded to include, in addition to foreign exchange offering, a fully web-enabled prime brokerage service targeted at the growing asset management sector. Further product inclusions are planned for 2002, including a pan Nordic e-based offering in the cash management area.

Competition

During 2001 the competitive situation within European banking has changed as the result of the more hostile economic environment and the increased volatility in the financial markets. The banking community has become more focused, selective and relationship oriented at the same time as the clients are cutting down on the number of banks they do business with. Traditional commercial banking activities on one hand and investment banking activities on the other are now converging into a more relationship-oriented task in order to create holistic solutions for the clients.

Activities in the equity market

Interdependence between debt, derivatives and equity markets has increased further and 2001 shows that stable earnings and volumes can be achieved if market opportunities are seized in a proper way.

Despite the downturn in stock market and M&A activity during 2001, Merchant Banking's activities in this area grew. SEB increased its market share of equity linked bonds on the Stockholm Stock Exchange and confirmed its role as a leading player in the field of structured products. Among other things Merchant Banking successfully launched a hedge fund-linked bond to the public in co-operation with SEB's retail operations.

The Securities Finance area stroke a record in 2001, both in terms of financial performance and number of new accounts acquired. The development of the prime brokerage services continues, as does a further build-up of equity derivative products.

Mid Corporate

Mid Corporate comprises the client relationship function for 3,500 medium-sized company groups in Sweden and SEB's leasing company SEB Finans. Mid Corporate aims to be the natural choice for medium-sized clients by offering a comprehensive solution tailored to the clients' needs. Mid Corporate increased its result to SEK 758 M (605). The increase stems primarily from improved interest income in combination with lower credit losses. Commission income in this area was lower than in previous year both within Mid Corporate and SEB Finans. The latter reported an operating result of SEK 237 M (325), due to a combination of lower commission income and higher credit losses.

SEB Securities Services

SEB's custody service unit is a dominant Swedish and leading Nordic player in its field. SEB manages and keeps in custody securities in Sweden, Denmark, Finland and Norway under the SEB name and has sub-contractors in a further 55 countries. In the Baltic countries the services are offered through the SEB subsidiary banks. The activities of Securities Services – clearing, settlement, custody and securities lending – are driven by the volumes and values in the stock market, which were falling during 2001. SEB kept its dominant position in Sweden and focus in 2002 is on building similar franchises in the other Nordic countries. Assets under custody amounted to approximately SEK 2,000 billion. The result amounted to SEK 517 M (661), a decrease of 22 per cent compared with the record year 2000, but an increase of 7 per cent compared with 1999.

Result

Merchant Banking reported a result of SEK 4,306 M for 2001, (Merchant Banking SEK 3,052 M, Mid Corporate SEK 758 M and Securities Services SEK 517 M) with a 22 per cent return on allocated capital. Income decreased by 4 per cent mainly due to negative market conditions in 2001. Capital efficiency remains in focus.

Continued efforts are made in order to increase cost efficiency. These will be further intensified during 2002. One example is the project aiming at out-sourcing relevant business processes within Merchant Banking.

Merchant Banking, excluding Securities Services and Mid Corporate, has during 2001 lowered its underlying cost level by 4 per cent compared to 2000, i.e. costs excluding performance related remuneration and exchange rate effects. This means that the underlying cost base has been reduced for the fourth consecutive year. Credit losses before recoveries were at a low level and the net after recoveries was positive.

Enskilda Securities

Enskilda Securities, a subsidiary of SEB, is an independent investment bank with its own product and marketing responsibility for services in the area of financial advice, equity trading and equity research. Enskilda Securities is one of the leading investment banks within corporate finance, equity trading and equity research as far as Nordic-related business is concerned. The business of Enskilda Securities is organised in two business units, Equities and Corporate Finance, supported by the Research and Equity Capital Markets functions. The goal of Enskilda Securities is to be a leading European niche investment bank, based upon absolute leadership in the Nordic region.

Enskilda Securities is represented in Stockholm, London, Helsinki, Copenhagen, Oslo, Frankfurt, Paris, New York and San Francisco. On an international scale Enskilda Securities co-operates with the U.S. investment bank Blackstone Limited Partnership in the area of corporate finance.

Enskilda Securities is owned to 77.5 per cent by SEB and to 22.5 per cent by the Norwegian firm Orkla Finans ASA:

Enskilda Securities

	2001	2000
Pecentage of SEB's total income, %	8	11
Percentage of SEB's operating result, %	5	11
Percentage of SEB's staff, %	3	3
Profit and loss account, SEK M		
Net interest income	-16	-166
Net commission income	2,149	2,976
Net result of financial transactions	224	675
Other operating income	12	113
Total income	**2,369**	**3,598**
Staff costs	-1,200	-1,844
Other operating costs	-657	-580
Merger and restructuring costs	-24	
Amortisation of godwill	-56	-51
Depreciation	-69	-42
Total costs	**-2,006**	**-2,517**
Net credit losses	6	13
Operating result	**369**	**1,094**
Cost/Income ratio	0.85	0.70
Number of full time equivalents (average)	608	548

Activities

The *Equities* unit carries on research-driven brokerage of equities and equity-related instruments. Its customer base consists of international clients all over the world. Non-Nordic customers accounted for 54 per cent of the brokerage commissions during 2001.

There are approximately 80 analysts within the *Research* function, monitoring about 500 European companies of which a little over 300 are Nordic companies. The objective is to be a full-fledged supplier of corporate analyses. During the year Enskilda Securities consolidated its position within equity research, which was confirmed by the No. 1 position it was given in several Nordic and international research rankings.

Equity Capital Markets works as a link between the two business units Corporate Finance and Equities in connection with IPO's, new share issues and major share placements.

Corporate Finance provides financial advisory services, mainly within mergers and acquisitions (M&A) and equity capital markets, (new share issues, IPO's, etc.).

Market share of Nordic stock exchanges 2000–2001

	Market share, %		Position	
	Jan.–Dec. 2001	Jan.–Dec. 2000	Jan.–Dec. 2001	Jan.–Dec. 2000
Helsinki	10.44	9.27	2	4
Copenhagen[1]	9.51	8.31	–	–
Oslo	16.88	12.99	1	1
Stockholm	8.95	9.81	1	1

1) The Copenhagen Stock Exchange does not publish the ranking of its members. However, in its own opinion Enskilda Securities was the third largest player in terms of market share during 2001, which is the same ranking that it had in 2000.

Total turnover on the Nordic stock exchanges during 2001 declined by 10 per cent to SEK 7,200 billion compared with about SEK 7,900 billion in 2000.

The number of IPO's on the Nordic stock exchanges was considerably lower in 2001 than in 2000. The largest transaction was carried out in connection with the partial privatisation of Statoil, which was quoted on the Oslo Stock Exchange in June, 2001. The total value of new share issues and IPO's on the Nordic stock exchanges amounted to SEK 65 billion in 2001 compared with SEK 320 billion in 2000.

Result

Enskilda Securities' income during 2001 dropped by 34 per cent due to lower trading income and lower earnings from IPO's, new share issues, private placements and M&A. Brokerage income fell by 12 per cent, of which income from trading in IT, technology and telecom equities dropped by more than 30 per cent. However, income from equity trading within other sectors rose by 25 per cent.

Costs decreased by 20 per cent, which is mainly explained by the fact that the bonus provision for the employees was reduced in line with the lower result. Excluding bonus payments, costs increased by 10 per cent following increased IT costs and an average higher number of employees. A cost-cutting programme was carried out during the year.

The result of Enskilda Securities for 2001 was SEK 369 M – a decrease of 66 per cent compared with the record year 2000.

Mergers and acquisition transactions in 2001

Acquired party a Nordic company

	Deal value USD M	Number of transactions
Carnegie	13,296	45
Morgan Stanley	12,970	23
Nordea Securities	10,187	30
Enskilda Securities	8,630	34
Merrill Lynch	8,273	11
Goldman Sachs	7,797	9
Deutsche Bank	6,295	18
UBS Warburg	4,604	9
Citigroup/Salomon Smith Barney	4,317	16
Svenska Handelsbanken	4,205	23

Source: Thomson Financial Securities

Equity capital market transactions in 2001

In the Nordic countries

	Deal value USD M	Number of transactions
Morgan Stanley	1,877	4
UBS Warburg	1,487	3
Enskilda Securities	1,301	20
Den norske Bank	644	1
Citigroup/Salomon Smith Barney	578	2
Carnegie	558	10
Merrill Lynch	470	1
Credit Agricole Indosuez Chevreux	462	1
Nordea Securities	235	8
ABN AMRO Rotschild	222	5

Source: Thomson Financial Securities

Examples of transactions in which Enskilda Securities participated during 2001

Company	Transaction	Deal value, SEK M
Mergers & Acquisitions		
• Eltra and NESA (Denmark)	Adviser to Eltra and NESA in connection with the sale of Danish Powercom to Telia	1,200
• Sanitec (Finland)	Adviser to Sanitec in connection with the public take-over bid from Finnish BC Partners through its subsidiary Pool Acquisition	11,000
• Segerström & Svensson (Sweden)	Adviser to Segerström & Svensson in connection with the public take-over bid from U.S. Sanmina	4,900
• Sveaskog (Sweden)	Adviser to Sveaskog in connection with the public take-over bid to the shareholders of AssiDomän	15,800
Equity Capital Markets		
• Boliden (Canada, Sweden)	Adviser to Canadian Boliden in connection with its rights issue and directed issue. Enskilda Securities also acted as adviser to Boliden in connection with the redomiciliation to Sweden at the end of 2001	2,600
• Kvaerner (Norway)	Rights issue and directed issue	4,100
• Sigma (Sweden)	Adviser to Sigma in connection with the dividing-up into three separate companies (Sigma, Epsilon and Teleca) and the listing of Epsilon and Teleca on the Stockholm Exchange	–
• Statoil (Norway)	Adviser to Statoil in connection with its IPO on the Oslo SE	30,800
• TietoEnator (Finland)	Placement of existing shares for account of Finnish Sonera	3,900

SEB Germany

Having completed most of its restructuring programme, SEB Germany is well prepared once the German economy recovers.

SEB AG is one of the largest privately owned banks in Germany with 177 branch offices, 30 investment centres, one million private customers and 4,100 employees. As from 2001 SEB AG's larger corporate customers as well as trading operations form part of SEB's Merchant Banking business area within Corporate & Institutions, and are not included in the SEB Germany division.

Distribution of income, 2001



Lending 38%
Deposits 23%
Other income 20%
Securities/Funds 14%
Payments 5%

	2001	2000
Pecentage of SEB's total income, %	20	19
Percentage of SEB's operating result, %	13	8
Percentage of SEB's staff, %	20	21

Profit and loss account, SEK M

Net interest income	4,119	4,068
Net commission income	1,365	1,705
Net result of financial transactions	101	227
Other operating income	551	236
Total income	**6,136**	**6,236**
Staff costs	-2,651	-2,645
Other operating costs	-1,816	-1,861
Depreciation	-369	-362
Total costs	**-4,836**	**-4,868**
Net credit losses etc.	-480	-781
Net result from associated companies	75	200
Operating result	**895**	**787**

Cost/Income ratio	0.79	0.78
Allocated capital, SEK M	10,800	13,105
Return on allocated capital, %	6.0	4.3
Number of full time equivalents (average)	3,916	4,294

Market

The year 2001 continued to see dramatic structural changes in the German banking sector. Nearly all banks had to wrestle with falls in income as a consequence of the negative economic and capital market trends. Thus, most banks announced cost cutting measures. The forthcoming reform of Germany's state pension system resulted in numerous co-operation agreements between banks and insurance companies.

Reorientation taking shape

2001 also witnessed SEB Germany's focus on restructuring and further concentration on selected core areas of business. Changing the name from BfG Bank AG to SEB AG demonstrated its affiliation to the Swedish parent company. All operations in Germany will form part of an international market presence under the single SEB brand name. Thanks to a successful marketing campaign, SEB AG succeeded in increasing the degree to which it is known in Germany to close to 30 per cent in eight months.

The restructuring measures already initiated by the bank a year earlier continued to be implemented briskly. These measures included further reducing risk-weighted assets and cutting costs. The reduction in total staff was largely completed. The number of staff in SEB Germany employed stabilised at around 3,850, in other words, approximately 250 fewer than at the beginning of 2001.

The bank's future growth will come from new clients and improved cross selling. Important requirements for achieving the latter were created by intensifying co-operation with the Gerling insurance group. Expanding the multi-channel strategy will continue to be a central part of market strategy.

Retail banking activities

During the year a number of new products were launched, several SEB funds in addition to third party funds. A portfolio management product for private clients was introduced in November.

E-banking grew in 2001, too. The number of clients went up during the course of the year from 147,000 to 236,000. Also, the activity among the Internet customers has increased. Today, 23 per cent of all payments, 38 per cent of the share transactions and 45 per cent of all account inquiries are taking place over the Internet.

Difficulties persisted in the market environment for online brokers in Germany. SEB Germany thus decided to integrate the brokerage product into the overall Internet offering.

The bank's co-operation with Gerling has been successful. Attractive products and services were developed for private and institutional clients ahead of the forthcoming reforms to Germany's state pension system.

According to a survey in the end of 2001, SEB Germany is still the benchmark for customer satisfaction in the German banking market. SEB's total index is down from 72 to 68, which is satisfactory in view of the restructuring of the organisation during the year. Top of the line is the Institutional Client unit with 83. The market average is down from 65 to 64.

Wholesale banking

The Institutional Client business area succeeded in gaining 10 new mandates in special investment fund operations so that the entire portfolio at the end of 2001 showed an increase to 66 mandates involving a total of EUR 3.0 billion. Besides traditional asset management business the bank's range of services has been increased with custodian functions for financial institutions.

In the Real Estate business area, a new credit policy was implemented. The core business is financing of medium-sized properties especially in Western Germany to commercial customers. Restructuring of loan portfolio, new processes and cost cutting programme have been implemented successfully. Despite reduction of risk-weighted assets, income remained stable and return on equity increased.

SEB Hypothekenbank

SEB Hypothekenbank AG, SEB's German mortgage bank, has for many years been operating successfully in the market. In 2001 the mortgage bank was able to expand new mortgage lending by 43 per cent to SEK 9 220 M despite a difficult market environment that featured a drop in building permits and a downturn in orders received by the construction industry.

The mortgage lending portfolio was up 13 per cent to SEK 45,141 M. Its municipal loan portfolio decreased by 2 per cent to SEK 81,509 M.

Asset management

SEB's retail investment funds in Germany were well able to hold their own in a difficult market environment. Net sales totalled SEK 7,961 M. Of this amount, SEK 3,596 M alone was accounted for by the SEB ImmoInvest open-end real estate investment fund, which represented a new record sales figure. Total assets under management rose to SEK 113 billion, including assets managed by SEB ImmoInvest exceeding SEK 23 billion.

BVI (federal association of German investment and portfolio management companies) put SEB ImmoInvest in top place in Germany in the three, five and ten-year comparisons. Standard & Poor's also awarded first place in the five and ten-year comparison – as it did a year earlier. SEB continued to enjoy success in issuing guarantee funds. The latest fund, with capital guarantee, was launched at the beginning of 2002.

Result

SEB Germany's operating result amounted to SEK 895 M (787). The weakened Swedish krona has affected the profit and loss account. Total income for SEB Germany fell by 10 per cent in EUR and by 2 per cent in SEK. Total costs declined by 9 per cent in EUR and by 1 per cent in SEK.

Net interest income, SEK 4 119 M, has remained stable if one considers that the reduction in risk-weighted assets for 2001 has reduced net interest income on allocated capital by over SEK 100 M as compared with 2000.

Commission income fell by 20 per cent to SEK 1,365 M as a result of the weak market development.

During the first quarter SEB Germany sold its shares in Deutsche Börse, which resulted in a capital gain of about SEK 248 M (EUR 26.8 M).

Net credit losses developed in line with expectations.

Since SEB's acquisition, risk-weighted assets have been reduced by nearly 30 per cent to SEK 146 billion at year-end 2001 and allocated capital to SEK 10,800 M.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) which are internally included in the Merchant Banking business area. Supplementary information on the legal entity SEB AG Group's accounts stated in EUR is therefor provided. The figures for 2001, as for the SEB Germany division, were adjusted for internal purchases and sales of Skandinaviska Enskilda Banken in Germany and BfG in Luxembourg. Adjustment was not made, however, for the external company sales completed by SEB AG. Reserves used have also been taken into account.

Credit portfolio*, SEK 355 billion


Households 27%
Bank & Finance 21%
Property management 20%
Other 17%
Public administration 15%

SEB AG's doubtful claims gross amounted to SEK 10,065 M. Doubtful claims net after deducting reserves amounted to SEK 5,120 M.

* SEB AG includes Merchant Banking in Germany

SEB AG in the SEB Group, EUR

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:4	2001:3	2001:2	2001:1
Net interest income	128	122	118	127
Net commission income	40	44	45	41
Net result of financial transactions	- 3	6	5	7
Other income	14	9	11	36
Total income	**179**	**181**	**179**	**211**
Staff costs	- 69	- 77	- 80	- 82
Other operating costs	- 70	- 66	- 62	- 65
Total costs	**- 139**	**- 143**	**- 142**	**- 147**
Net credit losses etc	- 14	- 14	- 15	- 10
Net result from associated companies		1		
"External" Profit	**26**	**25**	**22**	**54**
One-off items				- 27
"Normal" Profit	**26**	**25**	**22**	**27**

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price of EUR 382 M. Total reserves amounted to EUR 576 M. At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 are shown in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Sozial plan	Restructuring reserves	Total
Opening balance 2001	112.3	67.1	284.1	**463.5**
Utilised Q 1		-23.4	-26.7	**-50.1**
Utilised Q 2	-0.6	-6.9	-27.6	**-35.1**
Utilised Q 3		-6.8	-34.7	**-41.5**
Utilised Q 4	-8.0	-5.2	-42.5	**-55.7**
Closing balance 2001	**103.7**	**24.8**	**152.6**	**281.1**

Of the utilisation of the restructuring reserve (EUR 152.6 M) EUR 50.7 M covers the change of brand name from BfG to SEB.

SEB Asset Management

The division reported a lower result due to the negative stock market trend

In February 2002 SEB Invest reassumed its former name SEB Asset Management in order to strengthen its market profile of a leading supplier of management expertise and services to companies, institutions and private individuals.

This division comprises the management and sale of mutual funds as well as institutional mandates. Its activities are carried on in Sweden, Denmark, Finland and the U.S. SEB Asset Management has more than 100 asset managers and analysts employed. On 31 December 2001 the division had a total of SEK 567 billion in assets under management, of which about one third emanated from the mutual fund business.

SEB Asset Management has a strong network of distribution, mainly through the branch offices of the Group and the private banking units but also via the Internet, by telephone, through the sales force and call centres.

The guiding principle of the investment philosophy of SEB Asset Management is to be an active asset manager that provides added value through fundamental research for the purpose of achieving a long-term return that exceeds each relevant comparison index.

	2001	2000
Pecentage pf SEB's total income, %	5	6
Percentage of SEB's operating result, %	8	8
Percentage of SEB's staff, %	3	3

Profit and loss account, SEK M

	2001	2000
Net interest income	100	102
Net commission income	1,506	1,754
Net result of financial transactions	14	7
Other operating income	11	5
Total income	**1,631**	**1,868**
Staff costs	-567	-592
Pension compensation	46	43
Other operating costs	-432	-481
Merger and restructuring costs	-54	
Amortisation of goodwill	-8	-7
Depreciation	-23	-22
Total costs	**-1,038**	**-1,059**
Net credit losses etc.		
Operating result	**593**	**809**

Cost/Income ratio	0.64	0.57
Allocated capital, SEK M	1,700	
Return on capital, %	25.1	
Number of full time equivalents (average)	512	549

Activities during 2001

The goal of SEB Asset Management is to be the leading asset manager in the Nordic region. It has therefore taken a number of measures during the year to strengthen the management process. One such measure has been to focus and coordinate management in those locations which have the largest customer bases. Another ambition has been to secure a presence in the three most important time zones: In Europe, with offices in Stockholm, Copenhagen and Helsinki; North America, with a research office in New York; and in Asia through a co-operation agreement with Schroders Investment Management. This co-operation covers Asia, Japan and the emerging markets, which means that the division's own resources are released, allowing SEB Asset Management to further consolidate its position within Nordic, European and North American portfolio management.

There was an increasing interest in hedge products during 2001 and, as a complement to SEB's equity hedge fund, a new interest hedge fund was launched, SEB Hedge Fixed Income. In the Danish market SEB was first in launching a macro-hedge fund, SEB Theme Fund, which was positively received by both institutional and private investors.

In addition, as the first player in the Nordic market SEB started two interest funds investing in corporate bonds in the U.S. and the EU: SEB Corporate Bonds Euro and SEB Corporate Bonds SEK.

Global Investor appointed SEB Asset Management in Stamford, U.S.A. as one of the upstarts of the year among the U. S. interest fund managers.

SEB Fonder

The mutual funds developed in a way that mirrored the trend in the stock and interest markets. This means that most of the equity funds reported a negative return during 2001 in contrast to the interest funds, which reported a return of between 3 and 18 per cent.

Historically, equities have shown a good return in a long-term perspective and the basic conditions for this state of affairs have not changed. Most of SEB's equity funds have reported a positive annual return over the last five years. The broad Sweden-funds and the technology fund have for example grown by about 13 per cent per year and the pharmaceutical fund by about 22 per cent annually.

Geographical distribution of capital by product

SEK billion	Mutual funds	Life	Companies & Institutions	Private	**Total**
Sweden	167	169	57	0	**393**
Finland	12		38	5	**54**
Norway	1		2	0	**3**
Denmark	3	62	35	0	**101**
Luxembourg					**0**
Germany					**0**
Great Britain					**0**
Switzerland			3		**3**
Poland	1				**1**
U.S.A.	1		18		**19**
– Eliminations	-4		-3		**-7**
Total volume under *management*	**181**	**231**	**150**	**5**	**567**

Volumes by customer category
SEK billion



600
500
400
300
200
100
0
1997 1998 1999 2000 2001
Mutual funds
Institutional portfolio management

Assets under management, the SEB Group
December 2001, SEK 871 billion in total



SEB Asset Management 567
Other SEB 304

Assets under management, SEB Asset Management
December 2001, SEK 567 billion in total



Equities 49%
Fixed income 44%
Real estate 5%
Cash 2%

Following the terror attacks of 11 September, trading in mutual funds containing more than 10 per cent of North American securities was closed for four days. However, buying, selling and exchange orders regarding these funds were received on a regular basis and carried out once the funds could be priced again.

SEB Fonder (Mutual Funds) continued its annual tradition of arranging fund market meetings for the customers of SEB in Sweden. During the autumn meetings were arranged in five different locations, where the asset managers presented their views of market developments in various areas, accounting for the prospects for the future for each respective area. These meetings replaced the annual meetings of the mutual fund unit-holders, following amended rules for the national public share savings funds.

SEB Fonder aims at making a clear offer of mutual funds available in order to make it easier for customers to pick mutual funds suiting their specific situation. During the year 19 funds were consolidated into 9 for the purpose of rationalising and clarifying the mutual funds on offer.

SEB's mutual fund companies act – through their ownership stakes in different limited liability companies – exclusively in the interests of the unit-holders. The goal is to develop the management of the mutual fund assets in the best way possible. The mutual fund companies use their ownership influence by taking an active part in the nomination of board members and by participating in the annual meetings of the companies in which they are shareholders in order to exercise their voting rights. If necessary, they will co-operate with other institutional owners.

Business volumes

On 31 December 2001 SEB Asset Management managed a total of SEK 567 billion (591), of which SEK 181 billion (197) in mutual funds. Total assets under management decreased by 4 per cent since year-end 2000.

The division's share of the Nordic fund market remained strong and its share of total mutual fund assets in Sweden was 18.4 per cent (19.6), in Finland 8.2 per cent (9.1) and in Denmark 1.0 per cent (0.6). The division is also one of the market leaders within institutional asset management in the Nordic region.

During 2001 the net inflow to the mutual fund companies in Sweden totalled SEK 57.3 billion, of which SEB accounted for SEK 3.6 billion, or 6.4 per cent (8.9). These figures do not include the Group's sale of external mutual funds that was started during the latter part of 2000.

Result

SEB Asset Management reported an operating result of SEK 593 M (809), a decrease of 27 per cent. Income decreased by 13 per cent to SEK 1,631 M (1,868), mainly due to the negative stock market trend. Costs were reduced by 2 per cent, to SEK 1,038 M (1,059), However, the underlying costs decreased much more considering that they were affected by the weakening of the Swedish krona, SEK 47 M, and by restructuring costs, SEK 54 M. Business activities in Hong Kong, Tokyo and Oslo were closed down during the year. A decision to move the London activities to Stockholm has also been made.

SEB Trygg Liv

Despite weak stock markets SEB's life insurance company reported a good total result.

The business concept of SEB Trygg Liv is to offer customers security during various phases of life through insurance and security solutions. The company offers a complete range of products in the area of social security for private individuals and companies such as pensions, occupational pensions, health insurance, nursing insurance and rehabilitation insurance. SEB Trygg Liv also offers endowment insurance and is responsible for the IPS product (Individual Pensions Savings) as well as for premium pension activities. In addition, customers are offered secure housing for senior citizens.

SEB Trygg Liv has about 1 million customers.

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance businesses in Nya Livförsäkringsaktiebolaget SEB Trygg Liv and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv. These two mutual entities are not consolidated in the SEB Trygg Liv Holding group, which only receives a fee for administrative and sales services provided.

	2001	2000
Percentage of SEB's staff	4	4
Profit and loss account, SEK M		
Administration agreements, traditional life insurance	378	349
Unit-linked insurance	949	1,070
Risk operations and other	166	232
Total income	**1,493**	**1,651**
Operating expenses	-1,703	-1,707
Capitalisation of acquisition costs	231	275
Goodwill and other	-100	-133
Total costs	**-1,572**	**-1,565**
Operating result	**-79**	**86**
Total result*		
Change in surplus values[1]	1,241	1,231
Total result	**1,162**	**1,317**
Change in assumptions	620	-80
Financial effects due to short term fluctuations[2]	-1,199	-814
Total result net	**583**	**423**
Expense ratio per cent[3]	11.0	9.2
Allocated capital, SEK M	3,900	
Return on allocated capital after tax, excluding financial effects in surplus value and change in assumptions, %	21.5	24.3
Number of full time equivalents (average)	862	831

1) After deduction for change in capitalised acquisition costs

2) Assumed unit growth is 6 per cent, i e 1.5 per cent per quarter. Actual growth during the last quarter was –14 per cent (-9) resulting in negative financial effects of SEK –1,199 M (-814).

3) Operating expenses as percentage of premiums earned

Market

The life insurance market was negatively affected by the downward trend on the stock market. New policies on the total market decreased by 27 per cent. The demand for single premium endowment policies strongly follows the stock market development and decreased by 47 per cent, while the market for corporate pension plans is more stable and increased by 15 per cent. Private pension insurance decreased by 4 per cent. The trend is that IPS (Individual Pensions Plan) increases at the expense of private pension insurance.

According to the Insurance Association's statistics, SEB Trygg Liv's market share on the total life insurance market amounted to 13,0 per cent (14,9). The market for single premium endowment insurance has had a significant decline, which has negatively affected all bank–owned insurance companies. The fact that SEB Trygg Liv's product mix also contains occupational pension insurance, has made SEB Trygg Liv better off in protecting its market position compared to other bank-owned insurance companies.

SEB Trygg Liv's ambition is to continue to develop the business within occupational pension, a market under deregulation and therefore growing. Competition for qualified personnel makes the market for life insurance services and products paid by the employer grow. SEB Trygg Liv's concept to meet this demand is called Modern Lön (modern salary).

According to SEB's Savings Barometer of 31 December 2001, SEB is still number one on the savings market with a market share of 16.5 per cent (17). Savings in insurance and premium pension represent the largest share, approximately 40 per cent, of the total savings stock – an increase compared with last year.

Market share, new business, 2001



Skandia 30.6%
SHB 18.3%
SEB Trygg Liv 13.0%
LF 7.6%
Alecta 7.4%
AMF 7.2%
Folksam 6.8%
Robur 6.0%
Other 3.1%

* An insurance company's costs for an insurance policy mainly arise when the contract is written. On the other hand, income accrues regularly throughout the duration of the policy. This means that in periods of rapid growth in the insurance portfolio, actual costs exceed income, which thus has a negative impact on the operating result. At the same time, surplus values in operations increase. In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values being the present value of future profits from existing insurance contracts.

Important events

During the fourth quarter of 2001 SEB Trygg Liv decided to restructure its organisation. The purpose of the reorganisation was to strengthen further development of the bank-assurance concept and at the same time give focus to the important broker market.

In surveys among life insurance brokers made by the company Marknadsindikator, an increasingly positive attitude towards SEB Trygg Liv is reflected in comparison to other life insurance companies. This is regarded as a result of the deliberate and consequent commitment to improve the relationship with brokers. Sales through brokers, especially employer-paid insurance, rose by 18 per cent compared to last year.

At the end of 2001, the Welfare Analysis unit was formed to follow developments in the Swedish welfare system and determine what role and what need SEB Trygg Liv as a life insurance company can fill in this area. The ageing population is increasing the pressure on the public social insurance systems. This will demand more personal responsibility on the part of private individuals and create a wider scope for private insurance solutions.

The construction of the senior living, BoViva, in Halmstad, started. The project will be ready during the second half of 2002. Halmstad is the first step in the business concept to offer SEB Trygg Liv's customers a secure housing for senior citizens.

During 2001 SEB Trygg Liv's unit-linked customers gained access to another 25 unit funds. In total, our unit-linked customers are offered a selection of about 80 different funds.

SEB Trygg Liv Call Center received the "Call Center of the Year" in a Swedish Championship arranged by the leading periodical within customer service.

Already before our customers could monitor their own unit-linked policy on the Internet, including switching funds and making additional payments to their policy. During 2001 policy data also for traditional life insurance was made available on the Internet for our about 800,000 traditional life policyholders.

At the Trygg Foundation (Gamla Livförsäkringsaktiebolaget's policyholders' forum) conference in May 2001 the policyholders voted no to the Board's proposal to introduce the possibility for the policyholders to move their savings capital in Gamla Livförsäkringsaktiebolaget SEB Trygg Liv.

The bonus rate before tax and operating expenses for the traditional insurances was reduced as an adjustment to the declining market values on the underlying assets, especially equities. The bonus rate was 12, 7, 5 and 3 per cent during the different quarters.

The investment strategy of the asset portfolios in the traditional life insurance business was changed. Due to the market situation the weight of fixed-income investments was increased. The normal portfolio of Gamla Livförsäkringsaktiebolaget now consists of 35 per cent equities, 10 per cent real estate and 55 per cent fixed-income investments. The composition for Nya Livförsäkringsaktiebolaget is 30 per cent equities and 70 per cent fixed-income.

Result and business volumes

SEB Trygg Liv's sales, i.e. new premiums and extra payments under existing insurance contracts, totalled SEK 28,645 M (31,467) measured as weighted volume in accordance with Swedish standards (single premium plus regular premium times ten). The decline was only 9 per cent. A significant portion of the decline occurred in the first quarter. In accordance with the market trend, the decline in volume is in single premium endowment policies for the private sector.

Unit linked products, the main sales focus, accounted for the main portion, 75 per cent (89), of the business written. The change from last year was due to the unstable stock market conditions, which favour traditional life products.

Premium income (premiums paid) decreased by 16 per cent, to SEK 15,528 M (18,532). Assets under management decreased by SEK 18 billion or 7 per cent, to SEK 227 billion (245) as a result of declining market values.

Total income (administration fees, fund-related and other unit-linked charges and interest) decreased by 10 per cent, mainly as a result of lower asset values compared to last year. Operating expenses and other costs decreased by 5 per cent, excluding restructuring costs of SEK 55 M. Actions taken include discontinuing of sales activities in Norway and Finland, closing own telephone sales operations and critically reviewing personnel requirements within all func-

Volumes, SEK M	2001	2000
Sales volume weighted (10 x regular + single)		
Traditional life insurance	7,034	3,548
Unit-linked insurance	21,611	27,919
Total	**28,645**	**31,467**
Premium income		
Traditional life insurance	5,521	4,838
Unit-linked insurance	10,007	13,694
Total	**15,528**	**18,532**
Assets under management		
Traditional life insurance	168,300	184,400
Unit-linked insurance	58,200	61,000
Total	**226,500**	**245,400**

tions, including the use of consultants. Net of deferred acquisition costs, total costs remained on the same level as last year.

Total result from ongoing business was SEK 1,162 M (1,317). However, total result was affected by short-term market fluctuations and changes in assumptions. This led to a total result net of SEK 583 M (423). Operating result, i.e. before change in surplus values, decreased to SEK –79 M (86).

Surplus value assumptions

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

The discount rate has been adjusted from 11 per cent to 9 per cent effective December 31, 2001. The adjusted discount rate is in line with industry practice. The lapse rate for regular premium contracts has also been adjusted from 5 to 8 per cent. The net effect of adjustments made on the total stock of business amounts to SEK 620 M.

Discount rate	9%
Surrender of contracts	5%
Lapse rate of regular premiums	8%
Growth in fund units	6%
Inflation	2%
Mortality	According to industry experience

See page 81

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. Examples of effects as of December 31, 2001:

- Change in discount rate by 1 percentage point: SEK ±580 M
- Change in unit fund growth by 1 percentage point: SEK ±500 M

New business margin

One way to analyse the result of the sales efforts is to determine the new business margin. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The volume as well as the present value will vary significantly with the product mix. For 2001 a lower weighted volume is reported, but as the portion of regular premium business is higher than last year, the impact on present value of sales is limited. The margin has also improved due to lower sales costs.

Business margin, SEK M	2001	2000
Sales volume weighted (regular + single/10 according to international standards)	2,865	3,147
Present value of new sales	1,222	1,307
Selling expenses (before deferred acquisition costs)	-1,029	-1,126
New business profit	**193**	**181**
New business margin (11% discount rate)	6.7%	5.8%
New business margin (9% discount rate)	**11.1%**	**8.8%**

SEB Baltic & Poland

Continued good performance by the three Baltic banks.

The SEB Baltic & Poland division comprises the three Baltic banks Eesti Ühispank, Estonia, Latvijas Unibanka, Latvia, Vilniaus Bankas, Lithuania and the listed Polish bank Bank Ochrony Środowiska, BOŚ, of which SEB owns 47 per cent.

The Baltic banks together have 4,200 employees, 180 branch offices and 1.2 million customers, including some 225,000 Internet bank customers.

The combined market shares for the Baltic banks were 25 per cent for deposits and 35 per cent for lending.

BOŚ has 1,680 employees and 52 branch offices. The result of BOŚ is not consolidated with the result of the division.

	2001	2000
Pecentage pf SEB's total income, %	7	4
Percentage of SEB's operating result, %	8	4
Percentage of SEB's staff, %	21	20

Profit and loss account*, SEK M

Net interest income	1,183	653
Net commission income	596	334
Net result of financial transactions	197	163
Other operating income	157	81
Total income	**2,133**	**1,231**
Staff costs	-673	-368
Pension compensation	2	3
Other operating costs	-451	-309
Amortisation of godwill	-49	-39
Depreciation	-217	-136
Total costs	**-1,388**	**-849**
Net credit losses etc.	-200	-64
Net result from associated companies	2	52
Operating result	**547**	**370**

Cost/Income ratio	0.65	0.69
Allocated capital, SEK M	2,750	
Return on allocated capital, %	14.3	
Number of full time equivalents excl. BOŚ (average)	4,114	4,137

*Vilniaus Bankas was consolidated on 1 October 2000.

More information is available on the net:
www.eyp.ee; www.unibanka.lv;www.vb.lt;www.bosbank.pl

Market

Economic growth in the three Baltic countries remained very strong during 2001 since the economic instability and decrease in demand that hit large parts of the world last year did not affect these countries to any significant extent. The GDP growth of Latvia was the highest in Europe in 2001, reaching over 7 per cent. Strong domestic demand and increased exports contributed to the growth as well as increased production. The ambition to become EU members supports political stability and continued privatisation. The growth rate is expected to continue during 2002, albeit at a somewhat slower rate.

Economic growth in Poland declined during the year, from 6 per cent to 2 per cent. Weak public finances in combination with the poor international business cycle have affected the rate of recovery, although exports were not influenced to any great extent. It is above all domestic demand that has weakened.

Important events

The Baltic States

2001 was the first year during which SEB fully owned the three Baltic banks Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas. This means that SEB has now a solid basis in the Baltic countries and a strong market share. During the year, the business has focused on developing the bank competence, products and efficiency. Co-operation between each respective local bank and the rest of SEB has been successful,

Customer growth



Private individuals
Corporate
1,200,000
180,000
1,000,000
150,000
800,000
120,000
600,000
90,000
400,000
60,000
200,000
30,000
0
0
Dec 99
Dec 00
Dec 01
Feb 02
Private individuals
Corporate

which has led to both more business and increased customer satisfaction. Many companies have now discovered that they can manage their banking business within Northern Europe through one single bank.

There is a great need for universal banking services in the Baltic market, although regional growth has also increased demand for advisory competence and savings products. All three banks are now well into private advisory activities, selling a number of SEB mutual funds and insurance products that SEB has on offer.

Due to the strength of the domestic economy there is an increasing need for housing loans and the banks are now offering mortgage loans to their private customers.

The privatisation of state companies continues and the number of small companies is rapidly growing. This has led to increased demand for loans and leasing products. SEB's credit policy applies. The number of customers has increased by 26 per cent and the total number of customers of the three banks is now close to 1.2 million. By year-end 2001 some 225,000 customers use the Internet for their banking transactions, an increase of 128 per cent since year-end 2000.

Last October Unibanka in Latvia and Vilniaus Bankas in Lithuania were appointed the best bank in their respective countries for the second year in a row. The assessment was made on the basis of profitability, Internet bank, homepages, credit policy and service.

Poland

During 2001 SEB purchased additional shares in the Polish bank Bank Ochrony Środowiska, BOŚ and is now holding 47 per cent of the shares. This makes SEB the largest single owner of the bank.

The investment in the Scandinavian Clients Department, mainly addressing Scandinavian companies, has been very successful, attracting more customers than expected during its first year of existence. Many of the customers that have chosen BOŚ are already customers of the SEB Group, but also other European companies have become new BOŚ customers. These customers have one thing in common: they need one single bank for their international business.

Result

The total result of the division for 2001 was SEK 547 M (370). The result of the Baltic operations amounted to SEK 570 M, an improvement of 26 per cent, pro forma with Vilniaus Bankas fully consolidated in 2000.

The Baltic banks increased their income by 13 per cent, to SEK 2,187 M (1,933), while costs only rose by 3 per cent, which meant a Cost/Income ratio of 0.64 per cent for the three banks together. The result of BOŚ is not consolidated with the result of the division. However, costs of SEK 23 M related to the operations of BOŚ are accounted for in the result. The return on allocated capital was 14 per cent for the division and 19 per cent for the Baltic operations.

Report of the directors

Financial Review of the Group

The activities of the SEB Group during 2001 were characterised by the trends in the financial markets in general and in the stock markets in particular. The discussions concerning the merger with FöreningsSparbanken that continued during a large part of the year obviously marked 2001, at the same time as great efforts were made in order to maintain business as usual.

Internal work was highly focused on cost-cutting measures and on increasing long-term cost efficiency. A cost reduction programme totalling SEK 3 billion, gross, SEK 2.5 billion, net, per year was decided effective as from 2003.

Continued risk reduction and capital rationalisation were also on the agenda. Exposure on the emerging markets continued to decline and business operations were rationalised, particularly within the retail business and the German subsidiary bank SEB AG.

Since late 2001 Group activities are carried out in the following divisions:

Nordic Retail & Private Banking – formerly Personal Banking Sweden, Personal Banking International and parts of Mid Corporate – comprises the network of branch offices, telephone and Internet services, Private Banking i.e. asset management services and SEB Kort.

Corporate & Institutions is responsible – through the Merchant Banking business area – for trading in currencies and interest-bearing instruments, cash management, export and project finance etc. for large companies and institutions. Since December 2001, Merchant Banking also includes parts of Mid Corporate and SEB Securities Services (custody services). The Enskilda Securities business area comprises financial advisory services, equity trading and equity research.

SEB Germany comprises all the operations of the subsidiary bank SEB AG except for the largest corporate customers, which form part of Merchant Banking.

SEB Asset Management (SEB Invest) is responsible for the sale and management of mutual funds and for institutional management.

SEB Trygg Liv comprises life insurance- and pension services.

SEB Baltic & Poland comprises three wholly-owned Baltic banks – Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas – and SEB's 47-per cent participation in the Polish Bank Ochrony Środowiska, BOŚ.

The present SEB Group differs substantially from the Group existing a couple of years ago. Total assets have expanded strongly, mainly following the acquisition of BfG (presently SEB AG), and totalled SEK 1,163 billion on 31 December, 2001, an increase of SEK 453 billion or 64 per cent in two years. The BfG acquisition also means that the currency mix of the balance sheet has changed. The euro now accounts for 33 per cent of assets compared with 13 per cent on 31 December 1999, while the Swedish krona accounts for 38 per cent compared with 48 per cent before. Risk-weighted assets have increased by SEK 183 billion, to SEK 501 billion. The acquisitions are also mirrored in considerably higher income and cost levels.

About half of SEB's staff and customers is working outside Sweden.

Result and profitability

SEB publishes both an operative and a statutory profit and loss account. The operative account records the life insurance operations on a gross basis, including pension settlements, while the legal profit and loss account records life insurance operations as a line under the heading Result from insurance operations and pension settlements after the operating result.

The comparison with previous years has been affected by one-off effects and the consolidation of Vilniaus Bankas during the last quarter of 2000 as well as by restructuring costs and exchange rate differences due to the weakness of the Swedish krona.

Income

Group income decreased by 7 per cent during the year, to SEK 30,220 M (32,658). Adjusted for the above-mentioned items affecting comparability, income dropped by 8 per cent.

Net interest income increased quarter by quarter and rose by 12 per cent during the year, to SEK 13,053 M (11,616) mainly due to increased volumes and improved margins. The costs for the state deposit guarantee dropped by SEK 207 M. Adjusted for items affecting comparability net interest income increased by 5 per cent.

Net commission income dropped by 16 per cent, to SEK 11,576 M (13,846) despite a recovery during the fourth quarter. Adjusted for items affecting comparability the decrease was 20 per cent. This decrease was entirely due to poorer securities commissions, which dropped by 23 per cent following the negative stock market development during the major part of the year. However, commissions from credit and charge card operations increased by 17 per cent, which had a positive effect on the result.

Poorer equity and bond trading results, including derivatives, led to a 17-per cent drop in the *net result of financial transactions*, to SEK 2,964 M (3,552). Of this amount foreign exchange earnings accounted for SEK 1,536 M (1,368). Adjusted for items affecting comparability this net result decreased by 16 per cent.

Other income, including dividends, amounted to SEK

Operational Profit & Loss Account, quarterly performance

SEK M	2001:4	2001:3	2001:2	2001:1	2000:4
Net interest income	3,507	3,312	3,164	3,070	2,898
Net commission income	2,996	2,622	2,965	2,993	3,507
Net result of financial transactions	693	762	534	975	1,294
Other income	505	446	521	1,155	598
Total income	**7,701**	**7,142**	**7,184**	**8,193**	**8,297**
Staff costs	-3,096	-3,021	-3,200	-3,036	-3,391
Pension compensation	236	237	231	298	227
Other operating costs	-2,233	-2,080	-2,181	-2,269	-2,847
Amortisation of goodwill	- 196	- 180	- 179	- 178	- 184
Depreciations	- 270	- 287	- 282	- 277	- 324
Merger & Restructuring costs	- 413	- 233	- 70		
Total costs	**-5,972**	**-5,564**	**-5,681**	**-5,462**	**-6,519**
Net credit losses etc*	- 181	- 135	- 52	- 179	- 112
Write-downs	- 45	- 7	- 14	- 3	
Net result from associated companies	- 34	- 11	17	- 1	20
Operating profit from non-life insurance operations	- 22	36	2	241	43
Operating result	**1,447**	**1,461**	**1,456**	**2,789**	**1,729**

* Including change in value of seized assets

2,627 M (3,644), of which capital gains and other one-off items accounted for SEK 1,024 M (1,277). Of the capital gains SEK 512 M emanated from the sale of shares in OM and SEK 248 M from the sale of shares in Deutsche Börse; both were treated as one-off items in the first quarter of 2001. The remaining capital gains are regarded as part of normal business operations. Adjusted for these one-off items, foreign exchange fluctuations and other items affecting comparability Other income increased by 4 per cent.

Costs

In total, Group costs, including restructuring costs of SEK 716 M, rose to SEK 22,679 M (22,332). After adjustment for restructuring costs and other items affecting comparability including foreign currency translations, costs dropped by 7 per cent.

Staff costs

Staff costs, gross, dropped by 3 per cent, to SEK 12,353 M (12,761). Staff costs, net, declined by 4 per cent, to SEK 11,351 M (11,818). The compensation for pension costs, included among the staff costs, gross, increased by SEK 1,002 M (943) including the retirement pension agreement that has replaced the earlier profit-sharing system.

Adjusted for items affecting comparability, staff costs dropped by 10 per cent, net, due to a combination of efficiency measures within mainly Nordic Retail & Private Banking and SEB Germany and to reduced performance-related compensation (SEK –646 M compared with 2000).

On 31 December 2001 the number of employees was 20,696 (21,280).

Surplus values in pension funds

The total assets of SEB's pension funds were SEK 18.5 billion (23.2) at year-end while the pension commitments totalled SEK 9.1 billion (8.0). Thus, the surplus value at year-end 2001 was SEK 9.4 billion (15.2).

IT costs

Total IT costs for comparable units were kept unchanged or at a slightly lower level than in 2000, at SEK 4.7 billion (4.8), as promised in the Annual Report for 2000. IT costs are here defined as calculated costs for all IT-related activities, including costs for own personnel engaged within the IT sector, either within the two IT companies of the Group or within the business areas. Of these calculated IT costs external costs, i.e. rental fees for systems and equipment, consulting fees, maintenance, etc., totalled SEK 2,221 M (2,338).

Cost reduction programme

In 2001 SEB decided to launch an energetic programme in order to reduce costs by a total of SEK 3 billion, gross, or SEK 2.5 billion, net, per year with full effect as from the first quarter of 2003. More than a third of this reduction was achieved or decided during 2001 in the form of closure of the e-banking activities in Great Britain (SEK 300 M), reductions in Denmark, Norway and Luxembourg (SEK 140 M) and reductions including staff reductions within Enskilda Securities (SEK 175 M), SEB Trygg-Liv (SEK 20 M) and IT (SEK 400 M). This reduction had a positive effect of SEK 500 M on the result for 2001.

In early 2002 all the cost reduction programmes had been planned in detail. Distribution on divisions, units and staff functions the reductions were roughly as follows:

SEK M	
Nordic Retail & Private Banking	1,000
Corporate & Institutions	325
SEB Germany	400
SEB Asset Management	100
SEB Trygg Liv	100
Central staff functions	440
Other units including IT	350
Cross functional	300

Merger and restructuring costs

The total costs for the merger work and restructuring of the SEB Group during 2001 amounted to SEK 716 M. Of this, the costs for the planned and interrupted merger with Förenings-Sparbanken and integration work in this connection totalled SEK 225 M. Restructuring costs amounted to SEK 491 M, of which SEK 358 M have been provided for measures that will be taken during 2002.

Restructuring costs are expected to total another SEK 200 M, which will be carried as an expense during 2002.

The acquisition of BfG (presently SEB AG) in January 2000 resulted in a difference of SEK 3.3 billion between purchase price and BfG equity. The allocation and utilisation of this negative goodwill is described in more detail on page 21.

During 2001 SEK 227 M had been utilised of the restructuring reserve of SEK 2,255 M set up for the acquisition of Trygg-Hansa. At year-end 2001 SEK 29 M was left of this reserve.

Credit losses

The credit losses of the Group including change in value of assets taken over amounted to SEK 547 M, net (815), of which SEK 481 M (699), net, was related to SEB AG. The improvement was mainly due to lower credit losses and to some extent higher recoveries during 2001. The credit loss level was 0.09 per cent (0.12 per cent).

During 2001 incurred losses and provisions for possible losses totalled SEK 2,455 M (2,658), while recoveries and withdrawals from reserves, including the reserve for political risks abroad, amounted to SEK 1,906 M (1,800).

Non-life insurance and run-off

The result from non-life insurance, mainly run-off activities, amounted to SEK 257 M (212), including capital gains of SEK 126 M from bond portfolio sales during the first quarter.

One-off effects

Income of a non-recurring nature amounted to SEK 886 M in 2001, while one-off costs for merger work and restructuring were SEK 716 M. The net effect of these one-off items was thus SEK +170 M. In 2000 the result was positively affected by SEK 2,306 M in the form of one-off items.

Operating result

The operating result for 2001 decreased by 27 per cent, to SEK 7,153 M (9,743). Adjusted for items affecting comparability, mainly the above one-off effects, the result dropped by 10 per cent.

The change in the surplus value in life insurance operations is reported as part of SEB Trygg Liv's total result but is not included in the SEB Group's operating result. The change in surplus values and its effects are described in the section on SEB Trygg Liv on pages 24–26.

Tax costs

The operating result of the Group before tax amounted to SEK 7,153 M (9,743). The tax cost was SEK 1,990 M (2,710), corresponding to an effective tax rate of 27.8 per cent (27.8). Of the tax cost for 2001 SEK 1,161 M (1,730) – i.e. 16.2 per cent of the operating result -, represented current tax, SEK 829 M (980) deferred tax. In addition, SEK 68 M (146) is charged to the result for taxes for previous years.

Earnings per share and return on equity

SEK M	2001	2000
Operating result	6,151	8,800
Pension provision	1,002	943
Taxes and minority interests	-2,102	-3,101
Result after tax	**5,051**	**6,642**
Earnings per share		
(704,557,680 shares)		
SEK	7.17	9.43
Return on equity, %	11.9	16.9
Average equity, SEK M	42,409	39,258

Return on allocated capital* per division

	Allocated capital, SEK M	Return, per cent	Risk-weighted assets, SEK, billion
Nordic Retail & Private Banking	7,000	24.8	100
Corporate & Institutions	15,500	21.9	208
SEB Germany	10,800	6.0	146
SEB Asset Management	1,700	27.4	
SEB Trygg Liv	3,900	21.5**	
SEB Baltic & Poland	2,750	14.3	35
Sub total divisions	**41,650**	**15.9**	**489**
Amortisation of goodwill and funding costs		-1.8	
Restructuring costs		-1.2	
Corporate center, Treasury and other central items	750	-1.0	12
The SEB Group	**42,400**	**11.9**	**501**

* Excluding restructuring costs.

** Based upon total result from current operations.

Financial structure

Assets

At year-end 2001 Group assets amounted to SEK 1,163 billion (1,123).

Lending

SEB's outstanding loans, including leasing but excluding repos, totalled SEK 718 billion (690) on 31 December, 2001, i.e. 63 per cent of Group assets.

Credit portfolio

In addition to loans, SEB's total credit portfolio consists also of such contingent liabilities as letters of credit, guarantees and credit commitments as well as credit exposure due to derivatives contracts. In total, the credit portfolio increased by about SEK 29 billion during the year, to SEK 955 billion (926) at year-end. The strong development of the U.S. dollar and the euro was an important factor behind this increase. The German subsidiary bank SEB AG can exemplify the importance of the currency effect: while its credit portfolio decreased by approximately EUR 1.5 billion it increased by SEK 4 billion. The three Baltic subsidiary banks increased their credit exposure to SEK 30 billion (24), or 3 per cent of the Group's total credit portfolio.

Credit exposure on the corporate sector increased by SEK 17 billion, to SEK 343 billion during 2001. The corporate segment within Merchant Banking accounted for the largest increase.

The increase in household lending was mainly related to Sweden, where housing loans increased by about 9 per cent during the year. SEB Germany's household lending decreased slightly.

Exposure on the telecommunications industry (operators and manufacturing companies) increased somewhat, totalling approximately SEK 15 billion, or 1.5 per cent of the total credit portfolio, at year-end. To a large extent of it was related to well-established, Nordic companies. Lending to the IT sector decreased slightly. It amounted to approximately SEK 4 billion at year-end, or about 0.5 per cent of the Group's credit portfolio.

Credit portfolio by industry and sector SEK M
Before provisions for possible credit losses

	Loans and Leasing		Contingent liabilities and commitments		Derivatives[4]		Total			
CREDIT PORTFOLIO	2001	2000	2001	2000	2001	2000	2001	%	2000	%
Companies and Banks										
Banks[1]	131,247	122,219	18,631	17,032	32,039	32,456	181,917	19.1	171,707	18.4
Finance and insurance	15,935	19,148	26,364	17,927	6,536	7,255	48,835	5.1	44,330	4.8
Property management	103,891	104,620	11,946	8,728	738	540	116,575	12.2	113,888	12.3
Wholesale and retailing, hotels and restaurants	24,283	26,654	12,592	11,655	390	340	37,265	3.9	38,649	4.2
Transportation	27,465	27,933	5,638	7,058	215	204	33,318	3.5	35,195	3.8
Other service sectors	25,014	16,066	16,863	8,235	523	677	42,400	4.4	24,977	2.7
Construction	6,051	6,163	4,666	3,743	193	204	10,910	1.1	10,110	1.1
Manufacturing	36,656	37,295	45,153	42,919	7,352	4,602	89,161	9.3	84,816	9.2
Other	62,839	60,534	15,594	23,915	2,913	3,380	81,346	8.6	87,829	9.5
	433,381	**420,632**	**157,447**	**141,212**	**50,899**	**49,658**	**641,727**	**67.2**	**611,501**	**66.0**
Public Administration										
Swedish municipalities and country councils	11,994	12,599	2,611	3,495	154	141	14,759	1.5	16,235	1.8
Swedish municipality-owned companies	25,811	25,926	2,818	838	164	228	28,793	3.0	26,993	2.9
German and Baltic municipalities/federal states	50,579	45,044	2,934	3,860	53	24	53,566	5.7	48,928	5.3
	88,384	**83,569**	**8,363**	**8,193**	**371**	**393**	**97,118**	**10.2**	**92,156**	**10.0**
Households										
Housing loans (first mortgage loans)[2]	145,549	134,217					145,549	15.,2	134,217	14.5
Other loans	50,228	51,770	20,171	21,589	72	72	70,471	7.4	73,431	7.9
	195,777	**185,987**	**20,171**	**21,589**	**72**	**72**	**216,020**	**22.6**	**207,648**	**22.4**
Non-distributed by sector and industry		256		14,885					15,141	1.6
Total credit portfolio	**717,542**	**690,444**	**185,981**	**185,879**	**51,342**	**50,123**	**954,865**	**100**	**926,446**	**100**
Other credit exposure										
Repos[3]										
Credit institutions	52,512	36,193					52,512		36,193	
General public	52,552	53,159					52,552		53,159	
	105,064	**89,352**					**105,064**		**89,352**	

1) Including National Debt Office.

2) Excluding first mortgage loans through the Baltic subsidiaries of the bank which are shown under Other loans.

3) Repo (repurchase agreement) refers to a transaction through which one party sells a security at call, while at the same time agreeing to repurchase the same type of seucrity forward.

4) Derivatives are reported after netting agreements have been taken into account. The exposure is calculated according to the market value method, i.e. positive market value and estimated amount for possible change in risk.

Geographical distribution

The spread of the geographical risk of the credit portfolio remained stable during 2001. Approximately 40 per cent was related to Sweden followed by Germany with 34 per cent.

Credit portfolio, geographical distribution


Sweden 39%
Germany 34%
Other countries 18%
Rest of Nordic region 5%
The Baltic 3%
Emerging markets 1%

The Group's exposure on emerging markets accounted for 1.2 per cent (1.5) of the Group's total credit portfolio. Since year-end 2000 this exposure has been reduced by SEK 1.8 billion, to SEK 9,723 M, net, (11,483) after deduction for the provision for possible credit losses.

Geographical distribution of the credit portfolio, SEK M

Emerging Markets	2001	2000
Asia 1)	**3,340**	**4,581**
Hong Kong	386	1,141
China	608	917
Other specified countries 2)	1,629	1,964
Latin America 3)	**3,975**	**4,262**
Brazil	2,180	1,793
Argentina	263	590
Eastern and Central Europe 4) 6)	**1,697**	**2,310**
Russia	665	1,070
Africa and Middle East 5)	**2,719**	**2,671**
Turkey	751	1,104
Total – gross	**11,731**	**13,824**
Provision	2,008	2,341
Total – net	**9,723**	**11,483**

1) Hong Kong, China, India, Pakistan, Taiwan, Macao and Note 2.
2) The Philippines, Malaysia, Thailand, Korea and Indonesia.
3) Brazil, Argentina, Mexico and Peru.
4) Russia, Estonia, Latvia, Lithuania, Poland, the Czech Republic, Croatia, Slovakia, Rumania, Hungary, Slovenia, Kazakhstan and Ukraine.
5) Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria.
6) Exposure through the Baltic subsidiaries of the Bank is not included.

Problem loans

Doubtful claims, gross, amounted to SEK 15,822 M (16,437), of which SEK 8,161 M (9,368) were non-performing loans and SEK 7,661 M (7,069) were performing loans (loans on which interest and amortisations are paid). Doubtful claims, net, after deduction for general reserve, were SEK 7,769 M (7,280).

The provision ratio for doubtful claims including general reserve was 50.9 per cent (55.7). The corresponding ratio for non-performing loans was 54.7 per cent and for performing loans 33.7 per cent. (See further Note 48). The level of doubtful claims, net, increased from 1.35 to 1.37.

The value of pledges taken over increased to SEK 265 M (214).

Doubtful claims by sector


Property management 33%
Manufacturing industry 23%
Other 20%
Wholesale, retailing, hotels & restaurants 7%
Other service activities 5%
Households 4%
Finance and insurance 3%
Transportation 2%
Construction 2%

Derivatives

At year-end 2001 the notional value of the Group's derivatives contracts totalled SEK 5,217 billion (4,285) (including exchange-traded derivatives contracts). The corresponding credit risk equivalent to this contract volume is built up of the positive closing gains that arise when outstanding contracts are valued at market. This amount represents the claim SEB has on its counterparties. The value may be reduced since SEB enters into netting agreements with the counterparties, which means that the Bank can offset liabilities against claims. Finally, a standard add-on is made depending upon type of contract, currency and remaining life, which reflects the potential risk. On a net basis, the total credit risk equivalent at year-end amounted to SEK 51.3 billion (50.1).

The major portion of the Group's derivatives engagements is related to contracts with a short remaining maturity which, in turn, are dominated by interest- and currency-related futures. A considerable part consists of so-called exchange-traded derivative contracts, where profits and losses are continuously settled on a cash basis. Among the counterparties Swedish, international banks and central banks of very high quality dominate.

Securities portfolios

At year-end 2001 the market value of the trading portfolios of the SEB Group was SEK 148.9 billion (153.3). Holdings in these portfolios, which are classified as financial fixed assets, are valued at market. The portfolios consist of immediately negotiable securities in euro, U.S. dollars and the main foreign currencies.

The investment portfolio had a book value of SEK 4.1 billion (4.7) at year-end. It is classified as a fixed asset and valued at amortised acquisition value. The surplus value was SEK 21 M on 31 December, 2001.

Intangible assets, including goodwill

At year-end 2001 intangible assets totalled SEK 10.3 billion (10.7), of which the absolute majority consisted of acquisition goodwill. The largest goodwill items resulted from the acquisition of the Trygg-Hansa Group in 1997 and from the SEB Group's build-up of banking operations in the Baltic countries during the period 1998-2001 through investments in Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas. At year-end 2001, the remaining goodwill from the Trygg-Hansa acquisition amounted to SEK 6.6 billion, SEK 2.2 billion from the Baltic acquisitions and SEK 1.5 billion from other acquisitions.

Further information on intangible assets including goodwill is found in Note 29.

Liabilities and shareholders' equity

Deposits and borrowing

The financing of the Group consists of deposits from the general public (households, companies, etc.), loans from Swedish, German and other foreign financial institutions and of issues of money market instruments, bond loans and subordinated debt. The acquisition of SEB AG investment has further consolidated the financing base of the Group through improved access to the German capital market and through deposits from the German general public.

Deposits and borrowing from the public increased by SEK 45 billion, or by almost 11 per cent, to SEK 465 billion (420). The goal of the SEB Group is that maximum 30 per cent of non-liquid assets shall be financed with the help of short-term debt. On 31 December 2001, this percentage, internally called the core gap, was 7.4 per cent (11.6).

Shareholders' equity

Shareholders' equity amounted to SEK 41.6 billion (33.0) at the opening of 2001, of which SEK 2,818 M (2,466) was used for dividend purposes in accordance with the resolution of the Annual General Meeting of April, 2001.

Capital adequacy

The SEB Group is a financial group that comprises companies engaged in banking, finance, securities and insurance operations. The capital adequacy rules are applicable to each individual company of the Group that has a licence to carry on banking, finance or securities operations. In addition, these rules shall be complied with by the financial group of undertakings, i.e. for all such companies within the Group at consolidated level. Companies with insurance operations shall meet the solvency requirements but are not subject to the capital adequacy rules.

Composition of capital base

The capital base of the financial group of undertakings amounted to SEK 54.4 billion (53.3) at year-end 2001. The core capital was SEK 38.7 billion (36.5).

Core capital consists of shareholders' equity plus minority interests after deduction for acquisition goodwill that is related to financial operations (this includes goodwill in associated companies, primarily in the Polish operations, BOŚ) and the dividend amount proposed by the Board of Directors. In addition, the Bank's so-called core capital contribution of EUR 200 M, or SEK 1.9 billion, has been included. Such contributions may be included up to maximum 15 per cent of core capital after deduction for goodwill and previously issued core capital contributions.

In addition to core capital, the capital base may include subordinated debt up to a maximum of 100 per cent of core capital. Deductions for investments, including goodwill, in companies that are not consolidated within the financial group of undertakings, including insurance companies, shall be made from the supplementary capital. For SEB the deduction of SEK 9.2 billion was in all essentials due to the acquisition of the Trygg-Hansa Group in 1997.

Capital ratio
Per cent



16
12
8
4
0
1998
1999[1)]
1999[2)]
2000
2001
Total capital ratio
Core capital ratio

1) Excl. rights issue
2) Incl. rights issue

Risk-weighted assets

The combined risk-weighted volume of assets, off-balance-sheet commitments and market risk positions totalled SEK 501 billion at year-end 2001 (496). The increase in risk-weighted assets due to increased lending and a weaker Swedish krona has been counteracted through continuous capital rationalisation, particularly within SEB AG. The Financial Supervisory Authority's approval of the Bank's internal Value-at-Risk model in December 2001 has also contributed to reducing risk-weighted assets by a little over SEK 5 billion.

Capital adequacy ratio

The total capital ratio was 10.8 per cent (10.8) and the core capital ratio 7.7 per cent (7.4). Considering that the lowest permissible total capital ratio and core capital ratio is 8 and 4 per cent, respectively, both requirements were met by a wide margin.

According to Swedish rules, deductions for investments in insurance operations may be made from the total capital base when calculating these ratios. A more restrictive treatment of this goodwill in line with other goodwill, i.e. with a deduction from the core capital, would lead to a core capital ratio of 6.3 per cent and an unchanged total capital ratio. Some analysts and rating agencies prefer this way of calculation.

Group objective

SEB's long-term goal is to maintain a minimum core capital ratio of 7 per cent and a minimum total capital ratio of 10.5 per cent. These goals have been set since the Bank is active in the international money and capital market in which considerably higher capital ratios than the statutory ones are required.

During the year SEB has taken an active part in the work concerning an analysis of, and answers to, the proposals regarding amendments to the capital adequacy rules made by the Basle Committee and the EU Commission. The Bank has participated in two quantitative impact studies carried out by the Basle Committee in order to evaluate the effects of the new rules. This work has provided a good insight into expected amendments. The SEB Group will keep a regular watch over the framing of the new rules and take the capital situation of the Group into consideration in order to be prepared for the entrance into effect of the new rules.

Further information about capital adequacy and capital base is found in Note 53.

Rating

The rating of the SEB Group among the large rating agencies remained unchanged during 2001. SEB's mortgage subsidiary SEB BoLån's debt issues were given a long-term rating of A+ by Fitch in December 2001.

Moody's		Standard & Poor's		Fitch	
Short	Long-term	Short	Long-term	Short	Long-term
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	F1	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		A+
	A2		A		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

The above table shows how the large rating agencies have rated SEB's short- and long-term borrowing. SEB's rating remained unchanged during 2001.

Board of Directors

The Board consists of nine directors and one deputy director elected by the Annual General Meeting and two directors and two deputy directors appointed by the employees. According to a nomination procedure resolved by the Annual General Meeting in 2000, the Board members are nominated as follows: The Chairman shall convene representatives of the major shareholders in order to prepare a proposal for a Board of Directors together with them prior to each Annual General Meeting at which a Board election shall take place. During 2001, 14 Board meetings were held.

The Board has regulated its activities in a work plan in accordance with legislation and the directives of the Financial Supervisory Authority. It has furthermore established a work instruction for the President, a work instruction for the activities of the Bank, a credit instruction and an internal audit instruction.

Within the Board there is a Credit Committee, an Audit and Compliance Committee and a Compensation Committee. After preparations within the Compensation Committee the Board fixes the salary of the President, the Group Head of Audit and lays down the principles as regards compensation to certain senior managers. The Credit Committee of the Board has held eight meetings, the Audit and Compliance Committee four meetings and the Compensation Committee one meeting during the year.

News regarding capital adequacy

The Basle Committee, which is the co-ordinating agency of the regulatory authorities, has presented a draft proposal for a new set of rules concerning the calculation of the risk capital needs of banks for capital adequacy purposes, primarily credit risks, but also for operational risks. SEB has played a very active role in the discussions of this proposal, both in direct co-operation with the Financial Supervisory Authority and through various domestic and international trade organisations. The final proposal is expected to enter into effect in 2005.

Credit risk

The rules contain two principal credit risk methods: the standardised method and the more developed internal rating method. The structure of the standardised method is very similar to that of the present rules. The most important addition is that the capital requirement is modified as regards business with companies and banks that have an external credit rating. Those banks which have introduced internal systems for the risk classification of their customers can obtain permission – on carefully specified conditions – to use these for the calculation of their capital requirements which means that they can use the internal rating method. This means that banks are free to choose method for calculating capital requirements for credit risks. A more sophisticated bank can use a more advanced model, thus achieving lower capital requirements. Preliminarily the internal rating method gives SEB lower capital requirements for its retail/large corporate business than the standard method, while the capital requirements for credits to small and medium-sized companies will probably increase.

Operational risk

The Basle proposal also contains special capital requirement rules for operational risks, implying that activities like asset management and investment advice will become subject to capital requirements for operational risks, which has not been the case so far.

Summary

The proposed new rules of the Basle Committee are well in line with SEB's own application and control model, based upon economic capital. SEB has several years of experience from calculating risk and capital requirements for both credit and operational risks, which means that the Bank is well prepared when the new rules become effective. The total effect on the Group cannot be determined until the final rules are known.

SEB welcomes the proposed new capital adequacy rules and will make sure that all qualification requirements for the internal rating method are met. One of the aims of the proposal is that capital requirements and prices (interest rates) towards customers should better reflect the risk level of each individual business transaction. This means that SEB's customers will notice a certain effect of the proposal. As a matter of fact, this process has already been started, since the proposal is well in line with the way in which SEB controls its business today.

Information about the members of each respective committee is found on page 86. The costs for salaries and compensation to the Board of Directors and President appear from Note 9. All the above Committees submit reports to the Board of Directors on a regular basis.

SEB's staff

At year-end 2001 the SEB Group had 20,696 employees compared with 21,280 at the end of 2000.

During 2001 SEB invested a total of SEK 198 M in training and development of its staff. In total, 10,000 employees, including 800 managers, participated in the various training programmes and seminars that the Group arranged during a total of 4,700 training days.

Diversity

SEB considers that variety enriches the business activities of the companies of the Group. Diversity is a resource that should be respected and treasured.

The SEB Group shall offer equal opportunities and equal rights to everybody regardless of sex, national or ethnical origin, age, sexual inclination or faith.

Equality

According to the equality plan that was established in Sweden in 1998 the objective of an even distribution between women and men shall be achieved by 1 September, 2005. This means that none of the sexes shall be represented by less than 40 per cent at any level.

During 2001, 38 per cent of all SEB managers were women. As regards group and office managers the distribution was 50-50, which means that the targets at that level have already been reached.

SEB endeavours to improve the balance between men and women among the appointed staff also in Germany and the Baltic countries.

Employee stock option programme for 1,000 employees

In February 2001, the Board of Directors decided to extend the employee stock option programme of the year 2000 to also comprise – in addition to the Executive Management and Group Management – certain key individuals and experts, a total of 1,000 employees. The 2001 programme comprises 6,445,215 employee stock options and each option entitles to the purchase of one Series A share at the price of SEK 118 per share during the period 2004-2008.

In February 2002, the Board of Directors decided to introduce a new incentive programme based upon maximum 7,000,000 employee stock options, under similar terms and conditions as the preceding year's programme, for approximately 1,000 senior officers and key individuals. At allotment, it is estimated that the Executive Management will receive 1,500,000 employee stock options, approximately 400 other senior officers 3,700,000 employee stock options and about 600 key individuals and experts about 1,800,000 employee stock options. Each option entitles to the acquisition of one Series A share at a price corresponding to 110 per cent of the average of the price at the close of the Stock Exchange during the period 21 February – 6 March, 2002. The employee stock options may be exercised between three and seven years following allotment.

Including this year's approved employee stock option programme, the number of outstanding employee stock options (1999-2002) totals approximately 19 million, corresponding to about 2.6 per cent of the total number of shares outstanding.

Existing employee stock option programmes are hedged through swap agreements for both the employee stock options' price increase and the accompanying social cost component. It is proposed that the employee stock option programme for 2002 will be initially hedged in a similar manner. The cost of the hedging arrangement for both the

Further information on salaries and remuneration, average number of employees in different countries etc. is found in Note 9.

Number of employees
Distributed by age and sex, 2001



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
–29
30–39
40–49
50–
Women
Men

Years of service
Per cent, 2001



60
40
20
0
<10
10–20
>20 years

Educational level, 2001



Pre-upper secondary level 5%
College <3 years 8%
College >3 years 26%
Other unspecified education 29%
Upper secondary school education 32%

employee stock options and the social costs are calculated as the difference between the dividend level of the SEB share and the current financing cost for the number of underlying shares. If the price of the SEB share increases by SEK 10, the social costs will amount to approximately SEK 15 M. Due to the hedging arrangement shareholders' equity will be fully compensated and remain intact. The Board has decided to propose that a repurchase of own shares shall replace the present equity swap agreement on employee stock option price increases.

Repurchase of own shares

The Board of SEB has decided to propose that the Annual General Meeting authorise the Board to decide on the repurchase of the Company's shares via the Stock Exchange during the period prior to the Annual General Meeting of shareholders in 2003 in order to protect the bank against the cost of the 2002 employee stock option programme. The repurchased shares will replace the swap contract for the price increase in the employee stock options approved by the Board. This authorisation comprises the acquisition of a maximum of seven million Series A shares, corresponding to approximately 1 per cent of the total number of shares in the Bank. It is proposed that the Annual General Meeting's decision also include the possibility to transfer the repurchased shares to the employee stock option holders under the 2002 programme, in accordance with the terms and conditions of the programme and a mandate for the Board to transfer the repurchased shares that are not used for delivery to the option holders via the Stock Exchange prior to the 2003 Annual General Meeting. The acquisition and transfer of shares via the Stock Exchange can only be effected at a price within the registered price interval at any given time on the Stockholm Stock Exchange, which means the interval between the highest bid price and the lowest ask price.

In addition, the Board decided, as in prior years and in accordance with Ch. 4 § 5 of the Securities Business Act (1991:981), to propose to the Annual General Meeting that, during the time prior to the next Annual General Meeting, it be permitted to acquire within its own securities business the Group's own Series A and Series C shares in a number that at any time means that the holding of such shares does not exceed 5 per cent of the total number of shares in the Bank. The price of the acquired shares must correspond to the applicable market price at the time.

The proposals for the repurchase of the Group's own shares falls within the maximum 10 per cent of outstanding share volume permitted by applicable legislation.

Risk and capital management in the Group

The business of a financial group of companies like SEB is exposed to various risks. To manage these risks represents a natural and essential part of the business. Controlled risk-taking within limits together with an integrated risk and capital management contributes to increased profitability and shareholder value. At the same time, the capital limits the scope of the total level of risk. Thus, there is a strong connection between the Group's risk level, capital and value to shareholders and other investors. Therefore, risk and capital management are areas of top priority for SEB. Risk-based capital is allocated to the divisions of the Group. Each division is evaluated on the basis of the return on this capital.

The risk and capital management of the Group shall be of high quality and aim at minimising volatility in financial outcome. It shall furthermore secure the survival of the Group through the maintenance of sufficient capital strength. This will create, and maintain, confidence in the business of the Group among regulators, customers and investors, thereby achieving a lasting increase in shareholder value.

The Group applies a portfolio view of risks, which makes it possible to manage both the total level of risk and each risk and division separately. The total level of risk, and implied economic capital requirements are assessed against the available capital.

Developments in 2001

Risk and capital management activities during the past year have primarily been focused on the new capital adequacy rules that are being prepared by the Basle Committee. Further information is found on page 35. Group policy within the areas of risk, capital and liquidity, though already implemented and established, has also undergone a thorough review, updating and refinement during the year. A risk-based model for the purpose of capital rationalisation and risk-based pricing in a user-friendly way, was adopted during the year by the Merchant Banking business area. In December 2001 the Financial Supervisory Authority granted the Group permission to utilise an internal Value at Risk model for the calculation of capital requirements for the major portion of the market risks, which led to a reduction of risk-weighted assets of around 5 billion at year-end. The Group's investment in a data warehouse, including a special risk mart, forms the basis for future risk-measurement and control.

Risk-based management and control model

The Group's management and control model is based upon a compilation of the various risks in order to estimate the capital need, the economic capital, both for the Group as a whole and its various divisions, considering the diversification effects within and between the risks.

The economic and statutory capital requirements are important elements in the analysis used for allocating capital to the respective division. Profitability is measured by relating the reported result to the allocated capital. This makes it possible to make comparisons of the risk-adjusted return of the Group and its divisions. During the planning process return requirements are set for the risk-based allocated capital, which are then followed up during the year; like the actual risk levels. Risk-adjusted measurements are also used as a basis for pricing certain transactions and services. As part of the reorganisation at the end of 2001, the capital was adjusted to reflect the new divisions, for both 2001 and 2002.

The Group's risk-based control model


Market risk
Credit risk
Insurance risk
Operational risk
Business risk
Profit
Economic capital
Growth
Risk-adjusted return
Shareholder value
Hurdle rate
Feedback

Allocated capital for 2001 is presented in the following table. For comparison purposes, the year-end risk-weighted assets for each division are also presented.

SEK M	Allocated capital	Risk-weighted assets
Nordic Retail & Private Banking	7,000	100,000
Corporate & Institutions	15,500	208,000
SEB Germany	10,800	146,000
SEB Asset Management	1,700	
SEB Trygg Liv	3,900	
SEB Baltic & Poland	2,750	35,000
Other	750	12,000
Total	**42,400**	**501,000**

There is no individual measure, nor individual model, that can control all the various risks of the Group. Each risk is measured and controlled with the help of various methods and tools specially designed for each particular type of risk and its relative importance, after which the results are linked together in the management and control model.

Risk-based capital, shareholders' equity and capital requirements

The risk-based capital is continuously compared to the Group's shareholders' equity and the statutory capital requirements. The ratio between shareholders' equity and risk level gives an indication of the Group's ability to take on additional risks in new business transactions, alternatively its ability to reduce operations within low-priority areas.

Risk capital requirements, CAR

Despite a thorough risk management it is in the nature of the business that unexpected losses sometimes arise that force the Group to hold capital as a buffer. Basically, the purpose of the management and control model is thus to assess how much capital that is needed to carry out various business activities. The greater the risk, the more of a "risk buffer" is needed. This capital need, the economic capital, is called Capital at Risk ("CAR") within SEB. CAR is calculated for the types of risk to which the Group is exposed.

Calculation of CAR

Average and reasonably expected losses are regarded as an operational expense that should be covered with the help of correct pricing of transactions. The quantification of risk capital requirements is focused on unexpected losses. The calculations are based upon statistical probability calculations for various types of risk on the basis of historical data. Given that it is impossible to provide protection against all possible risks, SEB has chosen a probability level of 99.97 per cent, which mirrors the capital requirements for a AA-rating. This level means that out of 10,000 possible losses during one year, the Group shall keep enough capital to cover all but three.

When all the risks of a large Group are combined, considerable so-called diversification, or portfolio effects will arise, since it is highly improbable that all possible losses will occur at the same time. Due to the diversification effects between the risks of the various divisions, the Group's total need for risk capital becomes considerably lower than if the divisions should be independent.

The risk level for each type of risk, without considering diversification between the risk types, as well as the Group's total CAR, are summarised in the following table :

SEK billion	31 Dec. 2001	31 Dec. 2000
Market risk	5	3
Credit risk	34	32
Insurance risk	6	5
Operational and business risk	8	9
Diversification	-14	-13
Total CAR	**39**	**36**

It is our experience that the total risk level of the Group is stable at this level over time.

Risk organisation and responsibility

The Board of Directors has the ultimate responsibility for the activities of the Group and for the maintenance of satisfactory internal control. The President manages the operative administration in accordance with the Group-wide risk policy of the Board of Directors.

Subordinated to the Board of Directors and the President there are committees, with various mandates to make decisions depending upon the type of risk. The Group ALCO (Asset & Liability Committee) deals with issues relating to the risk level of the Group and the various divisions, determines risk limits and risk-measuring methods, capital allocation, etc. Within the framework of the Group-wide risk policy of the Board, ALCO has established policy documents for risk management, which define the various types of risk of the Group, the relation between risk and capital, and establish responsibilities as regards the management and follow-up of risk. These rules thus form the basis for the planning, organisation and continuous improvement of the risk management of the Group, creating uniformity as regards definitions, measurement and follow-up. The Treasury Committee monitors the development of market and liquidity risks from an operational point of view. The Group Credit Committee ("GCC") is the highest credit-granting body of the Bank. The GCC makes decisions on individual credit matters and makes credit policy recommendations to the Credit Committee of the Board of Directors.

The credit organisation has an independent position, as illustrated by the fact that the Group Credit Officer reports directly to the Group Chief Executive, is a member of the Group Executive Committee, and that the Chairman of each credit committee has the right to veto credit decisions. In addition, the credit organisation is kept separate from the business units and consists of people that handle credit matters exclusively. Any exception from the credit rules of the Group must be referred for decision to a higher level in the decision-making hierarchy.

The risk management of the Group is based upon the principle that operative risk management is most effective if responsibility rests within the respective division, under the supervision of a central and independent function. Each division and respective division head is thus fully responsible for making sure that the risks are managed and controlled in a satisfactory way on a daily basis, within established Group-wide guidelines. It is a fundamental principle that all control functions shall be independent of the business transactions.

The risk control organisation is decentralised as far as possible without affecting its necessary independence. Group Risk Control, which reports to ALCO chaired by the President, is in charge of the independent risk control function. The individual risk control functions of the divisions act in accordance with the instructions of the central risk control function, which also participates in the preparation of their business plans, budgets and compensation systems. The risk control functions of the divisions provide the divisional management and the central risk control function with relevant risk information which is then compiled for the Group. Other important functions in the risk organisation – existing both at central level and decentralised within the organisation – are accounting and financial control that perform analyses and reports of result and financial position independently from the business transactions. Internal Audit, an independent unit reporting directly to the Board of Directors, reviews and evaluates the efficiency and integrity of the risk management referred to above.

Risks and risk management

Risk is generally defined by the SEB Group as the possibility of a negative deviation from an expected financial result. Risk management comprises all activities relating to risk analysis, risk-taking and risk control, i.e. the systems that the Group has at its disposal in order to identify, measure, analyse, report and control defined risks at an early stage. The foundation of risk management is the internal control system, which consists of rules, systems and routines, and the follow-up of compliance therewith in order to ensure that business is carried out under secure, efficient and controlled forms. Group risks are split into credit risk, market risk, insurance risk, operational-and business risk and liquidity risk.

Credit risk

Credit risk is the risk for a loss due to failure on the part of a counter-party to fulfil its obligations towards the Group.

Credit risk, which represents the single largest risk of the Group, refers to all claims on companies, banks, public institutions and private individuals. The claims consist mainly of loans, but also of contingent liabilities and such commitments as letters of credit, guarantees, securities loans, credit commitments as well as of counterparty risks arising via derivatives and foreign exchange contracts. Settlement risk, within foreign exchange trading for example, is also classified as credit risk and is treated in the same way as other types of credit exposure.

The credit policy of the Group is based upon the principle that all lending shall be based upon credit analysis and be proportionate to the repayment capacity of the customer. In addition, the customer shall be known to the Group in order to make it possible to evaluate both the capacity and character of the customer. The credit rules ensure compliance with the credit policy both before credit is granted and afterwards by following up existing credit risk.

In order to handle the credit risk on each individual customer or group of customers, a global limit is decided, which is subject to continuous review. The limit draws the line for the maximum exposure that the Group accepts on one particular customer, based upon existing business relations and amount of transactions. Limits are fixed also for the total exposure on countries.

The Group has developed a statistical method for measuring and monitoring various risks that supplements its traditional credit risk management. It is used for the purpose of evaluating unexpected losses for which risk capital must be kept and represents yet another dimension of the follow-up of the portfolio. According to this method, credit risk can be derived from the following three components:

1. *Probability of default.* The counterparties are classified according to a scale consisting of 15 risk classes. This scale has been calibrated against the scales of the international rating agencies, where SEB's risk class 1 corresponds to for instance Standard & Poor's and Moody's highest credit rating, while the worst risk class implies non-performing loans. A synchronization of all the risk classification systems of SEB is under implementation.
2. *Size of exposure in case of default.* Exposure is measured both in nominal terms (e.g. in the case of loans, leasing, L/Cs and guarantees) or through estimated market values plus an increase for future, possible exposure (derivatives and currency contracts) and is applicable to both on- and off-balance-sheet items.
3. *Evaluation of how much the Group could recover of an outstanding claim in case of default, considering security provided, etc. (loss given default).* Evaluations are based upon internal and external historical experience and on facts concerning the transaction in question.

The calculation is based upon information about individual transactions. Calculations are made at both division and Group level, taking into account diversification effects when the credit risks are aggregated.

Market risk

Market risk is the risk for a loss in Group operations following changes in interest rates, currency and stock prices, including price risk in connection with the sale of assets or closing of positions.

Market risk arises chiefly as a result of the fact that the Group is a marketplace for trading in the international currency, money and capital markets. In addition, market risk arises due to structural differences in assets and liabilities, e.g. as regards maturity or type of currency, so-called ALM risk.

The Group's ALCO allocates the market risk mandate of the Board of Directors to each respective division, which in turn allocates the limits obtained among those business units which possess special competence within the relevant area. Most of

VaR
Backtesting 2001


60
40
20
0
-20
-40
-60
Actual outcome
VaR forecast

these market risk limits are followed up on a daily basis.

The Group uses a Value at Risk, ("VaR") method to measure its overall market risk. This is a statistical method that expresses the maximum potential loss that can arise with certain probability during a certain period of time. The VaR model has the advantage of handling various types of market risks in a homogeneous way, which facilitates comparison, measurement and control. In addition, VaR reflects the diversification effects existing between currencies, stock markets and interest markets.

In the allocation and follow-up of market risk limits the Group has chosen a probability level of 99 per cent and a ten-day time horizon.

The following table summarises ten-day trading VaR for SEB during the year. (SEK M).

SEK M	Min	Max	Average	31 Dec 2001	31 Dec 2000
Interest risk	66	168	126	146	98
Currency risk	12	58	26	14	19
Equity risk	4	24	15	12	30
Diversification			-34	-29	-61
Total	**80**	**165**	**133**	**143**	**86**

The accuracy of the model is checked through so-called back-testing on a daily basis, where the actual outcome is compared with the forecasts according to the model. The graph above illustrates back-testing of VaR trading within the Merchant Banking business area.

The use of VaR is supplemented with above all a formal structure for communicating losses within the risk-taking, so-called "stop loss" limits, when all positions must be considered, alternatively, closed, depending upon the size of the actual loss. In the day-to-day operations other risk and position measurements are also used, such as interest rate sensitivity, currency exposure, contract limits and special sensitivity measurements for option activities. Various types of scenario analyses and stress tests are made on a regular basis. For example, existing positions are analysed in historical market crash scenarios and the portfolio value without diversification effects is calculated.

Interest rate risk is the single most important market risk of the Group. It arises as a result of the fact that the fixed interest rate periods for assets, liabilities and derivatives differ in tenor. Interest rate risk is measured with the help of VaR, but positions are also analysed in terms of various types of shifts in the yield curve and scenario analyses for option portfolios. A one per cent parallel shift in the yield curve at year-end 2001 would have led to a SEK 2,200 M (SEK 1 600 M) decrease in value. This measurement is relatively static. VaR has the advantage that it better captures all types of movements in the yield curve, for instance twists and steepening/flattening. In addition, VaR is more flexible regarding the size of the change of the interest rates and it reflects the fact that the yield curve is different in a high versus a low yield environment.

Currency risk arises both as a result of the Group's transactions in the various international marketplaces and as a result of the fact that the Group's international activities are carried out in various currencies. Besides VaR-limits and measures, the risk measurements that the Financial Supervisory Authority has defined are used both for limits and follow-up. These consist of the largest single position in one particular currency and the sum total of all short positions against SEK.

Equity risk measured as VaR arises mainly in trading in equities and equity-related instruments VaR is the most important risk and limit measurement for equity risks. In addition, equity risk measurements defined by the capital adequacy rules are used both for limits and follow-up. A shift in the relevant equity markets of 10 per cent would have resulted in a value change of the equity trading positions of SEK 47 M at year-end.

Insurance risk

Life insurance risk is the risk for a loss due to the fact that estimated surplus values (i.e. present value of future gains from existing insurance contracts) cannot be realised due to slower than expected capital growth, cancellations, or unfavourable price/cost development.

Furthermore, life insurance operations are exposed to the risk for shifts in mortality rates: Lower rates lead to more long-term pension commitments, whereas higher rates result in higher death claims. However, these risks are only applicable to the Group as regards unit-linked insurance. The mutual character of traditional life insurance means that the risks are borne by the policyholders as a collective.

Life insurance risks are controlled with the help of a so-called actuarial analysis and stress tests of the existing insurance portfolio. Mortality and morbidity risks are reinsured against unexpectedly large, individual claims or against several claims caused by the same event.

Operational-and business risk

Operational risk is the risk for a loss due to both external events (natural catastrophes, external crime, etc) and internal factors (e.g. breakdown of IT systems, fraud, lacking compliance with law and internal directives, other deficiencies in the internal control, etc.).

The Group's functions for security and IT-related security supplement the central risk organisation and risk managers within the divisions as regards operational risk management. In addition to basic policy documents, instructions and emergency plans which have been developed and implemented continuously, SEB has developed several techniques for identifying, analysing, reporting and reducing operational risks to an acceptable level. These consist of group common techniques which identify, evaluate, control and report operational risk in a structured manner; key ratios which serve as early warning signals about changes in the level of risk and business efficiency and methods for registering and classifying incurred operational losses that allows an analysis of identified problem areas. The Group works continuously to further develop these techniques in order to minimise the operational risk. The divisions carry out their own evaluations of the operational risk environment on a regular basis.

SEB quantifies the operational risk capital needs with the help of statistical methods. The calculation is based upon operational losses of considerable size that have actually occurred in the financial sector on a global basis. The quality of the risk management of the divisions has been taken into account. Effective operational risk management means less need for risk capital, whereas less effective risk management leads to a greater need for risk capital.

Operational risks furthermore include so-called legal risks, defined as the risk that legal factors have not been considered to a sufficient extent. The Group tries to reduce this type of risks, e.g. when establishing the terms and conditions that apply to various products and services. The Group handles its legal risks with the help of internal and external expertise.

In addition to the specific types of risk the Group also measures business risk.

Business risk is the risk for lower income due to an unforeseen shortfall of normal income most likely due to reduced volumes in the business cycle, price pressure or competition.

This risk is measured on the basis of the degree of volatility in income/costs that are not directly attributable to the other types of risk. Since the business risk mostly is caused by external and non-controllable factors the best measure against it is good strategic planning.

Asset and liability management

The risk management and risk quantification of the Group are also used to ensure a proactive analysis and handling of the balance sheet of the Group, including the following:

- Analysis and measures to ensure liquidity and capital supply and to handle structural interest and currency risks on the balance sheet.
- Cost-effective financing of the balance sheet.
- Controlling that the Group complies with existing authority directives and rules

The capital base and liquidity are optimised through combinations of various financial instruments and techniques such as securitisation and credit derivatives as well as through issues of bonds and other securities and through a reduction or increase of balance sheet items with short term characteristics.

Interest and currency exposure

Interest risk exists within practically all the operations of the Group. The risk arising outside of the various marketplaces of the Group is handled centrally by Treasury, which matches interest risk in fixed-term deposits and lending with the help of an internal pricing system. Thus, the risk arising when different interest bases ("basis risk") are used and in connection with interest rate adjustments in the loan portfolio are centralised within Treasury.

In addition, Treasury handles the structural currency positions that arise on the balance sheet of the Group, for example as a result of equity investments in subsidiaries outside Sweden when the corresponding financing is not made in the currency of the share capital.

Repricing periods

SEK M	<3m	3–6m	6–12m	1–3 yrs	3–5 yrs	>5 yrs	Total
Lending to credit institutions	129,299	5,145	7,836	8,014	16,596	8,490	**175,380**
Lending to the public	402,106	31,510	28,353	65,667	33,253	74,106	**634,995**
Interest-bearing securities	65,009	16,960	8,492	17,328	12,939	32,305	**153,033**
Other assets	161,768	10,349	11,489	11,188	4,173	940	**199,907**
Total assets	**758,182**	**63,964**	**56,170**	**102,197**	**66,961**	**115,841**	**1,163,315**
Liabilities to credit institutions	190,884	16,759	7,481	1,536	2,456	2,570	**221,686**
Deposits/borrowing from the public	391,168	10,292	5,845	9,201	16,314	32,423	**465,243**
Securities issued	44,872	23,540	16,316	66,815	29,716	13,423	**194,682**
Sub-ordinated liabilities	8,588	2,807	4,668	5,688	2,606	5,651	**30,008**
Other liabilities	120,550	13,336	15,250	16,775	11,691	29,802	**207,404**
Shareholders' equity						44,292	**44,292**
Total liabilities and shareholders' equity	**756,062**	**66,734**	**49,560**	**100,015**	**62,783**	**128,161**	**1,163,315**
Interest rate sensitivity, net	-2,120	2,770	-6,610	-2,182	-4,178	12,320	
Cumulative interest rate sensitivity	-2,120	650	-5,960	-8,142	-12,320		

Liquidity risk and financing

Liquidity risk is the risk for a loss or for impaired earning capacity due to inability on the part of the Group to meet its payment commitments on time.

The Group maintains such a level of liquidity that it can meet current payment obligations, while having payment capacity for unforeseen events. It is necessary to have a certain payment capacity due to the fact that assets and liabilities often have different due dates.

Payment capacity is ensured through holding a sufficiently large volume of liquid assets, e.g. in the form of bonds that can be pledged in the Central Bank or European Central Bank and thus transformed into liquid funds with immediate effect. As a complement, the Group has access to the international capital market through its bank relations and borrowing programmes of varying length, e.g. in the form of commercial paper and medium-term-note-programmes.

By setting targets for its medium- and long-term borrowing in relation to its lending, the Group ensures stability in its balance sheet. Here, the Group's traditionally stable deposit base in the retail business, and the currency mix in the balance sheet are taken into account. In order to reduce the liquidity risk, the Group has diversified its financing by using various financial markets, instruments, geographical areas, etc. Assets and liabilities in currencies are matched to the extent possible. Liquidity management also includes an emergency plan, which ensures that even very strained liquidity situations can be handled in a satisfactory manner. The Group's presence in the international markets and its own international network play an important part for this emergency plan. The Group strives to increase its balance sheet liquidity, utilising securitisation of certain credit stock when needed.

Liquidity is measured and reported with the help of a number of different measurements. Important aspects are the pledging capacity in bond portfolios, monitoring the maturity structure and the ratio between stable and less stable assets and liabilities. The Group also uses liquidity limits for its operational control.

Capital management

The objective of the Group's capital management is defined in its capital policy. The return required by the shareholders shall be balanced against the capital requirements of the authorities, the requirements of the debt investors and the evaluation of the rating agencies as well as the economic capital implied by the total risks of the Group. These aspects are gathered in the management and control model of the Group described earlier. Capital management is thus directly dependent upon business goals and the rating of the Group. Capital is managed centrally, while meeting local requirements as regards statutory capital or legal capital. Dividends, securitisation, credit derivatives, investments, new issues, etc. are important measures that affect the capital level and relevant ratios. The alternatives are evaluated on a regular basis.

Accounting principles

This Annual Report has been prepared in accordance with the Act (1995:1559) on annual accounts of credit institutions and securities companies ("AACS"), the regulations of the Swedish Financial Supervisory Authority and the recommendations of the Swedish Financial Accounting Standards Council, which have become effective.

Consolidated accounts

The SEB Group includes Skandinaviska Enskilda Banken and each of those companies in which the Bank directly or indirectly holds more than 50 per cent of the voting power of the shares. The Bank does not consolidate companies it has taken over in connection with loan foreclosures if they are engaged in deviating activities or if it is planned to sell them within the short term. Life insurance companies are not included in the consolidated accounts.

Acquisition accounting is applied to the consolidated accounts of the Group. This means that the book values of shares in subsidiaries are eliminated against the equity existing within each subsidiary at the time of acquisition. Thus, each subsidiary's contribution to consolidated shareholders' equity consists only of the equity capital that has been created after the acquisition. Deferred tax liabilities have been recorded under Untaxed reserves, using 28 per cent for Swedish corporate acquisitions and the tax rate prevailing in each respective country for non-Swedish acquisitions.

The consolidated accounts include also associated companies, i.e. companies in which the Bank directly or indirectly holds more than 20 per cent of the voting power of the shares and where the ownership constitutes part of a lasting relationship between the Bank and the relevant company. Associated companies are consolidated in accordance with the equity method.

Untaxed reserves created in the subsidiary after the acquisition or in the parent company are divided into deferred taxes and restricted equity. Changes in deferred taxes due to changes in untaxed reserves are reported separately under Deferred taxes in the consolidated profit and loss account.

Surplus values arising in connection with the purchase of shares in subsidiaries are distributed among the assets of each respective company. The residue thereafter is recorded as goodwill. The depreciation period is adjusted to the estimated economic useful life of the goodwill, maximum 20 years, however. Undervalues arising in connection with the purchase of shares in subsidiaries are allocated to the established restructuring reserve or, if no such reserve has been identified, taken up as income according to a special plan.

The results of subsidiaries that have been sold or purchased during the year are consolidated only for the period that the SEB Group has owned, directly or indirectly, more than 50 per cent of the voting rights of the shares. The same applies to associated companies that have been sold or purchased during the year.

The profit and loss accounts and balance sheets of foreign subsidiaries, which have been prepared according to the accounting principles prevailing in each respective country have been adjusted to largely reflect the accounting principles of the parent company, when consolidated with the SEB Group.

The current rate method is used for translating the financial statements of foreign subsidiaries to Swedish kronor. Since this means that various items in the profit and loss accounts and balance sheets are translated at different exchange rates, translation differences arise, which are not recorded in the consolidated profit and loss accounts but are instead recorded directly in shareholders' equity, distributed between statutory and free reserves. Exchange rate effects on subsidiaries' equity in foreign currency are also recorded as translation differences to such extent as it is exposed to currency risk.

Insurance companies whose assets do not exceed 20 per cent of Group assets are consolidated in a simplified manner, which briefly means that the assets and liabilities of the insurance company are recorded separately in the consolidated accounts and that the result is recorded separately in the consolidated profit and loss account. Due to the nature of line of business accounting, internal costs and income are not eliminated between banks and insurance companies.

Foreign currency valuation

Assets and liabilities in foreign currencies are valued at market (closing rate on balance sheet date). The shareholdings of the parent company in foreign subsidiaries and associated companies are valued at the historical rate of exchange. The parent company's foreign currency liabilities that are related to the hedging of shares in subsidiaries are also valued at the historical rate of exchange. This is adjusted against the arising translation difference in the consolidated accounts (see above under Consolidated accounts).

Classification of financial assets

Loan claims and securities purported to be held until maturity or for the long term, according to documented intent and ability, are classified as financial fixed assets. Other financial claims, including assets taken over for the protection of claims, securities which are not intended to be held for the long term and derivative instruments are classified as financial current assets.

Valuation rules

Normally, financial fixed assets are valued at acquisition value and current assets at the lower of cost or market.

However, transferable securities and derivatives, as current assets, may be valued at market. The SEB Group has chosen the market value principle for derivative instruments and securities in the trading portfolios.

Loan claims are reported at acquisition value for as long as they are not considered as doubtful claims. Doubtful claims are reported net after deduction for incurred and possible lending losses, i.e. at such amount as they are expected to be received.

Incurred lending losses are losses whose amount is regarded as finally established, for example in bankruptcy proceedings, through acceptance of a composition proposal or through other remission of claim.

Possible lending losses are defined as the difference between the loan amount and the amount expected to be received, considering the repayment capacity of the borrower and the value of the loan collateral.

A provision is made if a loss is deemed probable because

- interest/principal is more than 60 days past due or if other circumstances give rise to uncertainty concerning the repayment of the loan, and
- the borrower's repayment capacity is not deemed to improve sufficiently, and
- the value of the collateral does not cover the loan amount.

Loan claims are classified as doubtful in case the above criteria have been met.

Information about doubtful claims is provided in a special Note. In case such loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Consequently, the remaining amount concerning doubtful claims is not a reflection of any lending loss risks in the loan portfolio.

Information about the size of claims subject to interest reduction is furthermore provided, i.e. about claims for which interest deferment or interest concession has been granted compared with the original loan terms, as well as about reconstruction loans at low rates of interest. Loans subject to interest reduction should not be regarded as doubtful loans, but should only be assessed on the basis of their lower yield.

Provisions for political risks abroad are made by such amounts as are considered necessary according to the valuation of the claim per country and any transfer obstacles that may exist. Possible market value, type of claim and other relevant information are taken into account in the valuation of such claims.

Pledges, including fixed assets taken over, are valued as current assets at estimated market value at the time of takeover, after which valuation is made at the lower of cost or market.

However, properties taken over, the holding of which is expected to be for the long term, are valued at a yield-based and long-term market value, with the intention of selling these properties at a later point in time, once the market has stabilised.

External expertise is used for property valuations. Pledges taken over are reported according to the nature of the asset. If the asset is listed on the Stock Exchange, this value is normally used as market value. In other cases, e.g. in the case of unlisted shares taken over, analogue calculations have to be made.

Interest-bearing securities that have been purchased at a premium or a discount are accounted for using accrual accounting over the life of the instrument. Thus, the effective rate of interest will be equal to such rate as makes the discounted present value of the future cash flow under the instrument equal to the historical cost, which means that the book acquisition value is altered on a continuous basis, representing a so-called accrued acquisition value.

Transferable securities (interest-bearing securities and others) included in the trading portfolio are valued at market.

The market value is equal to the public share price on the balance sheet date. Resulting unrealised gains are included in the current year results and are transferred to the reserve for unrealised gains within restricted shareholders' equity, net of deferred tax as these gains are not available for shareholder distribution.

Shareholding of the Bank's own shares as a result of the Bank's own dealings as market maker are reported as a deduction item from shareholders' equity. The result from sales of own shares is not reported in the profit and loss account but as a change in shareholders' equity.

Hedging of employee stock option programmes with the help of a so-called total return swap are reported in accordance with its economic content, substance over form. This means that when the daily price is below the contract price unrestricted shareholders' equity is charged with the difference. Dividends received through the swap are credited to shareholders' equity, while interest paid is charged to the profit and loss account. When the daily price exceeds the contract price, social security contributions are charged to the result, too.

Derivatives contracts, which also include currency futures, are valued at market. Positive closing results are classified as other assets while negative closing results are classified as other liabilities.

Market values are obtained by using the same valuation methods as the market uses for each respective instrument in calculating the respective closing values. For linear instruments this means that future flows in the instruments are discounted to the balance sheet date according to the relevant yield curve.

Hedge accounting of financial assets and liabilities implies that the hedge instrument is valued according to the same valuation principle as the hedged position.

The following conditions are applicable to hedge accounting: the position is exposed to an interest rate/equity price/commodity price or currency rate risk.

The hedged positions have been identified on an individual or group basis.

Repurchase transactions

In the case of a real repurchase transaction, a so-called repo, the asset continues to be recorded on the selling party's balance sheet and the settlement received among other liabilities. The security that has been sold is reported as pledged assets under memorandum items. The buying party reports the settlement paid as a loan claim on the selling party. Accrual accounting is applied to the difference between the spot and forward payment over the life of the transaction as interest.

Security loans

Securities lent remain on the balance sheet as securities, reported as pledged assets under memorandum items. valuations are made in the customary way. borrowed securities are not reported as an asset. In those cases where the borrowed securities are sold (short-selling) such amount as corresponds to the real value of the securities is reported as a liability.

Tangible fixed assets

Office equipment is reported at acquisition value and depreciated according to plan. The difference between scheduled depreciation and depreciation for tax purposes is reported as additional depreciation.

Equipment leased to clients is reported at acquisition value and depreciation is made on an annuity basis, based on a conservatively estimated residual value at the end of the contract period. For leased equipment that cannot be sold under normal market conditions, the scheduled residual value is set at zero. Financial leasing is re-classified in the consolidated accounts as lending, which means that leasing income in this respect is reported as interest income and amortisation. Operational leasing is reported in the consolidated accounts as equipment leased to clients.

Financial liabilities

Accrual accounting is applied to financing costs for financial liabilities. The calculation is based upon an original liability equal to the amount obtained net of essential costs attributable to the creation of the liability. Accrual accounting is then applied to the difference between this acquisition value and the redemption value, together with interest and any fees, over the life of the liability by analogy with the method applicable to fixed-interest assets.

Deferred taxes

The Group's deferred tax claim and tax liability have been calculated using 28 per cent in Sweden and the tax rates prevailing in each respective country for companies abroad. A deferred tax claim that cannot be offset against a deferred tax liability is reported under Other assets. Deferred tax liabilities are reported under Provisions.

Pension commitments

The pension commitments of the group with respect to preferential pensions are covered by the pension funds of the group, through insurance or through allocations on the balance sheet.

Profit and loss account

Net result of financial transactions

Net result of financial transactions is defined as realised and unrealised effects on the result as regards financial current assets, excluding assets taken over for the protection of claims. The corresponding effects on the result on financial fixed assets are reported under Other income or under Write-down of financial fixed assets.

Commissions payable

Commission payable is defined as costs for purchased services relating to commission receivable. Such costs must be associated with the corresponding income, without necessarily falling in the same accounting period; they must also be transaction-based, i.e. variable.

Pensions

In accordance with prevailing directives for the banking business in Sweden, the pensions commitments of which are covered through pension funds, imputed pension costs are reported as staff costs in the profit and loss account. Such imputed pension costs are classified as appropriations.

Swedish companies that have pension funds compensates themselves for pension disbursements made, for pension-related social charges paid on behalf of the beneficiaries of each respective pension fund and for other pension fees from their pension funds, provided the financial position of the pension funds makes this possible. The calculation of the compensation for social charges is based upon the pension-carrying salary. Pension disbursements and compensation from the pension funds are also reported among appropriations.

Taxes

The profit and loss account item "Taxes" reports estimated tax on business operations for the legal persons and the change in deferred tax claim and tax liability. Property tax and a special payroll tax are reported among operating costs, whenever applicable.

Group contributions

Group contributions paid or received for the purpose of minimising the tax of the Group are reported for each respective legal person as a decrease/increase, respectively, in non-restricted equity, after adjustment for estimated tax.

Operative profit and loss account

Total result

The operative profit and loss account of the SEB Group shows its activities in the way in which the Group as a whole is recorded. The operative profit and loss account comprises the same legal companies and follows the same accounting principles as the legal one.

The operative profit and loss account ends up in a total result which, in contrast to the legal one, includes the Surplus value in life insurance operations described above. Otherwise, the result is identical, but in certain respects reported on different lines. The life insurance operations are accounted for gross as regards income and costs and the pension provision is credited to staff costs. The operative profit and loss account is presented together with the legal one in the Report of the Directors.

Accounting per business area

The business areas of the SEB Group are reported in accordance with the current internal organisation, using the same accounting principles as those applied to the Group and the layout is that of the operative profit and loss account.

Definitions

Return on equity
Net profit for the year as a percentage of average equity, defined as the average of taxed shareholders' equity at the opening of the year and the close of March, June, September and December, respectively, adjusted for dividends paid during the year.

Return on total assets
Net profit for the year as a percentage of average assets, defined as the average of total assets at the opening of the year and the close of March, June, September and December.

Return on risk-weighted assets
Net profit for the year as a percentage of average risk-weighted assets, defined as the average of risk-weighted assets at the opening of the year and the close of March, June, September and December.

Cost/Income-ratio
Total costs (Operational profit and loss account) divided by total income.

Earnings per share
Net profit for the year divided by the number of shares, taking any conversion and rights issue into account.

Adjusted shareholders' equity per share
Shareholders' equity as per the balance sheet plus the equity portion of any surplus values in the holdings of interest-bearing securities and surplus value in life insurance operations divided by the number of shares at year-end, taking any conversion and rights issue into account.

Risk-weighted volume
The book value of the assets as per the balance sheet and the off balance-sheet commitments are valued in accordance with the capital adequacy rules of the Swedish Banking Business Act.

Core capital ratio
Core capital as a percentage of the risk-weighted volume on and off the balance sheet. Core capital consists of shareholders' equity, adjusted according to the capital adequacy rules.

Total capital ratio
The Group's shareholders' equity adjusted according to the capital adequacy rules as a percentage of the risk-weighted volume. Total capital consists of core capital and supplementary capital minus holdings of shares in unconsolidated companies and proposed dividend. Supplementary capital includes subordinated debenture loans plus reserves and capital contributions, after approval by the Financial Supervisory Authority. Supplementary capital must not exceed the amount of core capital.

Lending loss level
The lending loss level is defined as lending losses and value changes in assets taken over divided by lending to the general public and credit institutions (excluding banks), assets taken over and loan guarantees at the opening of the year.

Doubtful claims
Doubtful claims are defined as loans that are more than 60 days past due and loans for which other circumstances give rise to uncertainty as to their value.

Provision ratio for doubtful claims
Provision for possible lending losses as a percentage of doubtful claims, gross.

Level of doubtful claims
Doubtful claims (net) divided by lending to the general public and credit institutions (excluding banks) and equipment leased to clients (net).

All figures within brackets refer to 2000, unless otherwise stated. Percentage changes refer to comparisons with 2000, unless otherwise stated. Re-classification of the figures for 2000 has been made in relation to the 2001 form of presentation.

Operational Profit and Loss Accounts

Group

SEK M	2001	2000	Change, %
Net interest income	13 053	11 616	12
Net commission income	11 576	13 846	-16
Net result of financial transactions	2 964	3 552	-17
Other operating income	2 627	3 644	-28
Total income	**30 220**	**32 658**	**-7**
Staff costs	-12 353	-12 761	-3
Pension compensation	1 002	943	6
Other operating costs	- 8 763	- 8 751	0
Amortisation of goodwill	-733	-671	9
Depreciations	-1 116	-1 092	2
Merger- and restructuring costs	-716		
Total costs	**-22 679**	**-22 332**	**2**
Net credit losses*	-547	-815	-33
Write-off	-69	-75	-8
Net result from associated companies	-29	95	-131
Operating result from non-life insurance operations	257	212	21
Operating result	**7 153**	**9 743**	**-27**
Current tax	-1 229	-1 876	-34
Deferred tax	- 829	- 980	-15
Minority interests	- 44	- 245	-82
Net profit for the year	**5 051**	**6 642**	**-24**

* Including change in value of seized assets

Operational Profit and Loss Account by division

2001, SEK M	Nordic Retail & Private Banking	SEB Germany	Corporate & Institutions	SEB Asset Management	SEB Trygg Liv	SEB Baltic & Poland	Other incl eliminations	**SEB Group**
Net interest income	4 328	4 119	4 007	100	94	1 183	-778	**13 053**
Net commission income	3 645	1 365	4 431	1 506	47	596	-14	**11 576**
Net result of financial transactions	184	101	2 165	14	-23	197	326	**2 964**
Other operating income	202	551	168	11	1 375	157	163	**2 627**
Total income	**8 359**	**6 136**	**10 771**	**1 631**	**1 493**	**2 133**	**-303**	**30 220**
Staff costs	-2 955	-2 651	-3 762	-567	-571	-673	-1 174	**-12 353**
Pension compensation	461		218	46		2	275	**1 002**
Other operating costs	-3 239	-1 816	-2 450	-432	-872	-451	497	**-8 763**
Amortisation of goodwill			-56	-8	-32	-49	-588	**-733**
Depreciations	-83	-369	-160	-23	-33	-217	-231	**-1 116**
Merger- and restructuring costs	-184		-35	-54	-55		-388	**-716**
Total costs	**-6 000**	**-4 836**	**-6 245**	**-1 038**	**-1 563**	**-1 388**	**-1 609**	**-22 679**
Net credit losses*	-69	-479	149			-133	-15	**-547**
Write-off		-1				-67	-1	**-69**
Net result from associated companies	-64	75			-9	2	-33	**-29**
Operating result from non-life insurance operations							257	**257**
Operating result	**2 226**	**895**	**4 675**	**593**	**-79**	**547**	**-1 704**	**7 153**

* Including change in value of seized assets

Statutory Profit and Loss Accounts

		GROUP			PARENT COMPANY		
SEK M	Note	2001	2000	Change, %	2001	2000	Change, %
Income							
Interest income	1	53 616	51 196	5	27 156	27 250	0
Leasing income	2				595	459	30
Interest costs	3	-40 605	-39 640	2	-22 664	-22 879	-1
Dividends received	4	95	877	-89	634	2 157	-71
Commission income	5	13 039	15 132	-14	5 192	6 958	-25
Commission costs	6	-1 853	-1 669	11	-836	-1 000	-16
Net result of financial transactions	7	2 987	3 544	-16	2 341	2 298	2
Other operating income	8	1 920	2 208	-13	1 504	1 990	-24
Income from banking operations		**29 199**	**31 648**	**-8**	**13 922**	**17 233**	**-19**
Costs							
Administrative costs	9	-20 078	-20 579	-2	-10 836	-11 737	-8
Depreciation and write-downs of tangible and intangible fixed assets	10	-1 784	-1 703	5	-311	-317	-2
Merger- and restructuring costs	11	-661			-575		
Costs from banking operations		**-22 523**	**-22 282**	**1**	**-11 722**	**-12 054**	**-3**
Profit from banking operations, before credit losses		**6 676**	**9 366**	**-29**	**2 200**	**5 179**	**-58**
Net credit losses	12	-549	-858	-36	191	144	33
Change in value of seized assets	13	2	43	-95	-5	-8	-38
Write-down of financial fixed assets	14	-69	-75	-8	-750	-658	14
Net result from associated companies	15	-20	104	-119			
Operating profit from banking operations		**6 040**	**8 580**	**-30**	**1 636**	**4 657**	**-65**
Operating profit from insurance operations	16	111	220	-50			
Operating profit		**6 151**	**8 800**	**-30**	**1 636**	**4 657**	**-65**
Pension compensation	17	1 002	943	6	849	943	-10
Profit before appropriations, tax and minority interests		**7 153**	**9 743**	**-27**	**2 485**	**5 600**	**-56**
Appropriations	17				-1 600	-2 307	-31
Tax for the year	18	-1 990	-2 710	-27	-150	-317	-53
Other taxes	18	-68	-146	-53	-60	-155	-61
Minority interests	19	-44	-245	-82			
Net profit for the year		**5 051**	**6 642**	**-24**	**675**	**2 821**	**-76**

Balance sheets

31 December

SEK M	Note	GROUP 2001	GROUP 2000	GROUP Change, %	PARENT COMPANY 2001	PARENT COMPANY 2000	PARENT COMPANY Change, %
Assets							
Cash and deposits with central banks	20	11 633	8 097	44	5 701	2 821	102
Eligible Treasury Bills etc.	21	78 243	90 404	-13	39 562	55 488	-29
Lending to credit institutions	22	175 380	165 395	6	227 364	185 570	23
Lending to the public	23	634 995	605 759	5	223 357	220 493	1
Bonds and other interest-bearing securities	24	74 790	67 643	11	73 793	62 930	17
Shares and participations	25	8 569	7 527	14	3 901	1 597	144
Shares and participations in associated companies	26	1 658	1 161	43	1 034	581	78
Shares and participations in Group companies	27				39 417	42 307	-7
Assets in insurance operations	28	66 459	71 749	-7			
Intangible fixed assets	29	10 308	10 721	-4		32	-100
Tangible assets	30	4 863	4 973	-2	10 150	9 563	6
Other assets	31	86 021	77 383	11	74 293	72 209	3
Prepaid expenses and accrued income	32	10 396	11 998	-13	5 808	8 766	-34
Total		**1 163 315**	**1 122 810**	**4**	**704 380**	**662 357**	**6**
Liabilities, provisions and shareholders' equity							
Liabilities to credit institutions	33	221 686	217 364	2	203 701	198 618	3
Deposits and borrowing from the public	34	465 243	419 887	11	271 738	234 650	16
Securities issued, etc.	35	194 682	201 783	-4	54 364	55 247	-2
Liabilities in insurance operations	36	64 111	66 932	-4			
Other liabilities	37	118 745	114 221	4	103 943	99 897	4
Accrued expenses and prepaid income	38	14 978	18 609	-20	5 276	8 162	-35
Provisions	39	9 136	10 427	-12	465	515	-10
Total liabilities and provisions		**1 088 581**	**1 049 223**	**4**	**639 487**	**597 089**	**7**
Subordinated liabilities	40	**30 008**	**31 410**	**-4**	**26 832**	**28 207**	**-5**
Minority interests	41	**434**	**568**	**-24**			
Untaxed reserves	42				**10 491**	**8 891**	**18**
Share capital		7 046	7 046		7 046	7 046	
Other reserves		26 146	24 369	7	12 638	12 732	-1
Retained earnings		6 049	3 552	70	7 211	5 571	29
Net profit for the year		5 051	6 642	-24	675	2 821	-76
Total shareholders' equity	43	**44 292**	**41 609**	**6**	**27 570**	**28 170**	**-2**
Total		**1 163 315**	**1 122 810**	**4**	**704 380**	**662 357**	**6**

Memorandum items	Note	GROUP 2001	GROUP 2000	GROUP Change, %	PARENT COMPANY 2001	PARENT COMPANY 2000	PARENT COMPANY Change, %
Collateral and comparable security pledged for own liabilities	44	139 418	103 074	35	117 379	83 456	41
Other pledged assets and comparable collateral	45	70 896	70 984	0	12 473	9 746	28
Contingent liabilities	46	50 334	54 770	-8	40 459	45 149	-10
Commitments	47	140 641	129 345	9	103 326	90 213	15

Cash flow analysis

SEK M	GROUP 2001	GROUP 2000	GROUP Change, %	PARENT COMPANY 2001	PARENT COMPANY 2000	PARENT COMPANY Change, %
Interest received	55 600	55 939	-1	30 292	31 876	-5
Interest paid	- 43 152	- 43 905	-2	- 25 342	- 27 066	-6
Commission received	12 808	15 132	-15	5 848	6 958	-16
Commission paid	- 1 957	- 1 669	17	- 898	- 1 000	-10
Net received from financial transactions[3]	- 17 539	- 909		- 12 568	2 029	
Other income	13 185	8 174	61	5 012	5 993	-16
Employee and other expenses	- 23 755	- 18 630	28	- 10 649	- 10 457	2
Taxes paid	585	- 3 337	-118	- 1 077	- 520	107
Cash flow before changes in lending and deposits	**-4 225**	**10 795**	**-139**	**-9 382**	**7 813**	
Increase(-)/decrease(+) in lending to the public	-30 571	-36 262	-16	-2 407	-31 782	-92
Increase(+)/decrease(-) in deposits to the public	45 356	27 113	67	37 088	15 923	133
Cash flow, current operations	**10 560**	**1 646**		**25 299**	**-8 046**	
Sale of subsidiaries		598	-100			
Sale of shares and bonds		1 522	-100	402	1 250	-68
Sales of intangible and tangible fixed assets	161	344	-53	14	138	-90
Dividends and Group contributions	28	546	-95	2 753	3 442	-20
Acquisitions [1]		38 910	-100	2 140	-21 552	-110
Investments in shares and bonds	-968	1 654	-159	-987	-542	82
Investments in intangible and tangible assets	-1 422	-2 283	-38	-880	-2 282	-61
Cash flow, investment activities	**-2 201**	**41 291**	**-105**	**3 442**	**-19 546**	**-118**
Issue of new shares		4 067	-100		4 067	-100
Issue of securities and new borrowings	77 722	53 299	46	35 364	43 893	-19
Repayment of securities	-86 225	-75 530	14	-37 622	-49 092	-23
Dividend paid	-2 818	-2 466	14	-2 818	-2 466	14
Cash flow, financing activities	**-11 321**	**-20 630**	**-45**	**-5 076**	**-3 598**	**41**
Cash flow for the period	**-2 962**	**22 307**	**-113**	**23 665**	**-31 190**	**-176**
Liquid funds at beginning of year	46 532	24 225	92	45 261	76 451	-41
Cash flow for the period	-2 962	22 307	-113	23 665	-31 190	-176
Liquid funds at end of period [2]	**43 570**	**46 532**	**-6**	**68 926**	**45 261**	**52**

1) Acquisitions

Acquisition price	-16 005
Liquid funds in acquired companies	54 915
Total	**38 910**

2) Liquid funds at end of period

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Cash and deposits with central banks	11 633	8 097	5 701	2 821
Eligible Treasury Bills etc.	78 243	90 404	39 562	55 488
Lending to credit institutions	175 380	165 395	227 364	185 570
Liabilities to credit institutions	-221 686	-217 364	-203 701	-198 618
Total	**43 570**	**46 532**	**68 926**	**45 261**

3) The change compared to last year is mainly due to an increase in Claims on securities settlement proceeds.

Notes to the financial statements

Currency codes The following international currency codes are used:

ATS	Austrian schillings	DKK	Danish kroner	GBP	British pounds	LUF	Luxembourg francs	PTE	Portuguese escudos
AUD	Australian dollars	EEK	Estonian kroon	GRD	Greek drachmas	LTL	Lithuanian litas	SEK	Swedish kronor
BEF	Belgian francs	ESP	Spanish pesetas	IEP	Irish pounds	LVL	Latvian lats	SGD	Singapore dollars
BRL	Brazilian reales	EUR	Euro	INR	Indian rupees	NOK	Norwegian kroner	THB	Thai baht
CHF	Swiss francs	FIM	Finnish marks	ISK	Icelandic kronor	NLG	Dutch guilders	USD	U.S. dollars
DEM	German marks	FRF	French francs	JPY	Japanese yen	PLN	Polish zloty		

SEK M, unless otherwise stated.

1 Interest income

	Group		Parent company	
	2001	2000	2001	2000
Lending to credit institutions	6 959	9 657	8 400	9 433
Lending to the general public	38 140	34 133	12 655	12 819
Interest-bearing securities [1]	7 630	5 451	5 952	4 516
Other interest income	887	1 955	149	482
Total	**53 616**	**51 196**	**27 156**	**27 250**
1) of which, classified as current assets	7 503	4 960	5 616	4 159
Interest receivable from Group companies			5 588	5 547
Average rate of interest on lending to the general public	6.06%	5.81%	5.25%	5.22%

2 Leasing income

	Group		Parent company	
	2001	2000	2001	2000
Leasing income			595	459
Leasing depreciation according to plan			-182	-148
Total			**413**	**311**

3 Interest costs

	Group		Parent company	
	2001	2000	2001	2000
Liabilities to credit institutions	-11 633	-11 365	-10 405	-9 267
Deposits and borrowing from the general public	-16 595	-14 934	-8 015	-8 031
Interest-bearing securities	-9 717	-10 387	-2 462	-2 843
Subordinated liabilities	-1 798	-1 971	-1 567	-1 791
Other interest costs	-862	-983	-215	-947
Total	**-40 605**	**-39 640**	**-22 664**	**-22 879**
Interest payable relating to Group companies			-1 952	-1 389
Average rate of interest on deposits from the general public	3.45%	3.63%	3.08%	3.19%

Net interest earnings

Interest receivable	53 616	51 196	27 156	27 250
Leasing income			595	459
Interest payable	-40 605	-39 640	-22 664	-22 879
Leasing depreciation according to plan			-182	-148
Total	**13 011**	**11 556**	**4 905**	**4 682**

4 Dividends received

	Group		Parent company	
	2001	2000	2001	2000
On shares/participations (Note 25)	71	859	28	707
On shares/participations from associated companies (Note 26) [1]	24	18	27	3
On shares/participations from Group companies (Note 27)			579	1 447
Total	**95**	**877**	**634**	**2 157**

1) Refers to holdings not reported in the Group in accordance with the equity method.

5 Commission income

	Group		Parent company	
	2001	2000	2001	2000
Payment commissions	3 723	3 321	1 204	2 165
Lending commissions	632	775	383	502
Deposit commissions	111	120	66	67
Guarantee commissions	205	200	134	126
Securities commissions	6 454	8 499	2 740	3 654
Other commissions	1 914	2 217	665	444
Total	**13 039**	**15 132**	**5 192**	**6 958**

6 Commission costs

	Group		Parent company	
	2001	2000	2001	2000
Payment commissions	-1 085	-897	-528	-749
Securities commissions	-302	-362	-71	-74
Other commissions	-466	-410	-237	-177
Total	**-1 853**	**-1 669**	**-836**	**-1 000**

7 Net result of financial transactions

	Group		Parent company	
	2001	2000	2001	2000
Shares/participations	1 728	-44	1 648	65
Interest-bearing securities	975	413	795	394
Other financial instruments	-1 155	1 693	-1 242	725
Realised result	**1 548**	**2 062**	**1 201**	**1 184**
Shares/participations	411	-451	-23	-15
Interest-bearing securities	-322	105	-278	-199
Other financial instruments	-194	493	169	211
Unrealised changes in value	**-105**	**147**	**-132**	**-3**
Exchange rate fluctuations	**1 536**	**1 360**	**1 272**	**1 117**
Debt redemption	**8**	**-25**		
Total	**2 987**	**3 544**	**2 341**	**2 298**

8 Other operating income

	Group		Parent company	
	2001	2000	2001	2000
Capital gains on fixed assets	1 024	1 277	592	999
Other income	896	931	912	991
Total	**1 920**	**2 208**	**1 504**	**1 990**

9 Administrative costs

	Group		Parent company	
	2001	2000	2001	2000
Staff costs	-11 796	-12 234	-5 408	-6 470
Other costs	-8 282	-8 345	-5 428	-5 267
Total	**-20 078**	**-20 579**	**-10 836**	**-11 737**

Note 9 ctd. Administrative costs

Staff costs	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Salaries and remuneration	-8 008	-8 679	-3 503	-4 224
Imputed pension costs	-352	-280	-304	-280
Pension premiums paid	-481	-207	-143	-109
Payroll overhead	-2 103	-2 162	-1 055	-1 261
Profit share	-106	-295	-106	-214
Other staff costs	-746	-611	-297	-382
Total	**-11 796**	**-12 234**	**-5 408**	**-6 470**

Pension costs in Skandinaviska Enskilda Banken have been calculated in accordance with the directives of the Financial Supervisory Authority, implying an actuarial calculation of imputed pension costs. Non-recurring costs of SEK 529 M (SEK 682 M) for early retirement have been charged to the pension funds of the Bank.

Other costs	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Costs for premises	-1 813	-1 686	-989	-1 047
Data costs	-2 117	-2 269	-2 396	-1 872
Stationery	-334	-274	-99	-121
Travel and representation	-429	-453	-226	-262
Postage and telecommunications	-569	-612	-268	-351
Consultants	-761	-864	-484	-585
Marketing	-605	-775	-236	-348
Information services	-284	-265	-144	-149
Insurance	-116	-168	-80	-133
Capital losses on fixed assets	-57	-25		
Other operating costs	-1 197	-954	-506	-399
Total	**-8 282**	**-8 345**	**-5 428**	**-5 267**

Fees and expense allowances to appointed auditors and audit firms [1) 2)]	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Pricewaterhouse Coopers	31	31	5	5
Deloitte & Touche	1	2	1	1
Audit assignements	**32**	**33**	**6**	**6**
Pricewaterhouse Coopers	49	30	20	9
Deloitte & Touche	7	2		2
Other assignements	**56**	**32**	**20**	**11**

1) The audit has been performed in a mutual process with the internal audit team of SEB. The cost for internal audit is SEK 108 M.

2) The parent company includes the foreign branches.

Salaries, remuneration and benefits

Directors' fees totalling SEK 4,425,000 have been paid to the Board of Directors for 2001. Jacob Wallenberg, Chairman of the Board, member of the Credit Committee and the Audit and Compliance Committee, has received a director's fee of SEK 1,300,000 and SEK 74,374 in the form of other benefits. Claes Dahlbäck, Deputy Chairman of the Board and Member of the Audit and Compliance Committee, has received a director's fee of SEK 450,000. Gösta Wiking, Deputy Chairman and Member of the Audit and Compliance Committee and Credit Committee of the Board, has received a director's fee of SEK 700,000.

Lars H Thunell, President and Group Chief Executive, has received salary and benefits totalling SEK 5,406,360 during 2001. To this should be added a bonus payment of SEK 1,575,000 for 2001, payable during 2002. Pension is payable from the age of 58 at the earliest and the pension agreement is expected to yield 65 per cent of pensionable income up to the age of 65 and 55 per cent thereafter. Pensionable income consists of basic salary supplemented with 50 per cent of average bonus payments during the last three years. Maximum bonus payment is 50% of annual salary. Termination of employment by the Bank is subject to a 12-month period of notice and entitles to a severance pay of 12 months' salary. The Bank has the right to make deductions from such severance pay of any cash payments that the relevant Executive may receive from another employer or through his/her own business.

The following has been applicable during 2001 to the rest of the Group Executive Committee (eight Executives in addition to Lars H Thunell):

Termination of employment by the Bank is subject to a 12-month period of notice and entitles to a severance pay of 24 months' salary. The Bank has the right to make deductions from such severance pay of any cash payments that the relevant Executive may receive from another employer or through his/her own business. Retirement pension is payable from the age of 60 at the rate of 70 per cent of pensionable income up to the age of 65 and at 65 per cent thereafter.

Employee stock option programme

In 1999 the Board decided to allot employee stock options to the Members of the Management Committee as part of a new incentive package for the Management Committee. After recalculation for SEB's rights issue in 1999 each stock option entitles to the purchase of 1.12 Series A shares in SEB at an exercise price of SEK 82.40 per share. After recalculation, the programme comprises 1,154,343 employee stock options, which may be exercised during the period 2002-2006.

In 2000 the Board decided on a new employee stock option programme, now extended to include approximately 400 senior officers. Each option entitles to the purchase of one Series A share at an exercise price of SEK 91.50 per share. This programme comprises 4,507,983 employee stock options, which may be exercised during the period 2003-2007.

In 2001 the Board decided on yet another employee stock option programme, now extended to include certain key individuals. In total this programme covers approximately 1,000 officers. Each option entitles to the purchase of one Series A share at an exercise price of SEK 118 per share. The 2001 programme comprises 6,445,215 employee stock options, which may be exercised during the period 2004-2008.

Of the employee stock options issued under the 1999-2001 programmes, the President has been allotted 652,451 options and the other Members of the Group Executive Management have been allotted between 21,000 and 289,000 options per person.

In February 2002, the Board of Directors decided to introduce a new employee stock option programme on corresponding conditions for the same categories of staff as the 2001 programme. The exercise price shall be equal to 110 per cent of the average latest price paid for SEB's Series A shares on the Stockholm Stock Exchange during the period 21 February-6 March, 2002. Each option entitles to the purchase of one Series A share and may be exercised during the period 2005-2009.

Including this year's programme, the total number of outstanding employee stock options is approximately 19 million, corresponding to about 2.6 per cent of the total number of shares outstanding.

If a holder of employee stock options should terminate his/her employment before the three-year waiting period has expired for each respective programme, his/her allotted stock options will be lost according to the conditions.

The employee stock option programmes up to and including 2001 are hedged through total return swap agreements for both stock option price increases and the accompanying social cost component. The accounting principles applied to the employee stock options are described in the section "Accounting Principles." The social costs for 2001 amounted to SEK 11 M, which has been charged to staff costs. The hedging effect of the corresponding amount has been included in shareholders' equity.

Allotted employee stock options meet the criteria that are applicable for taxation purposes according to the tax rules for employee stock options that became effective on 1 July, 1998 (SFS 1998:337). This means that those who have been allotted stock options will not be subject to tax before they exercise their options. When exercised, the value of the employee stock options is treated as the holder's earned income; the corresponding social security contributions will be paid by SEB.

Note 9 ctd. Administrative costs

Salaries and remuneration	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Boards of Directors, Managing Directors and deputy CEO	-223	-202	-16	-18
Other employees in Sweden	-4 636	-5 268	-2 733	-3 306
Other employees outside Sweden	-3 487	-3 532	-754	-900
Charged to insurance operations	338	323		
Total	**-8 008**	**-8 679**	**-3 503**	**-4 224**

Loans to Executives	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Managing Directors and Deputy Managing Directors	72	44	7	7
Boards of Directors	144	160	3	11
Total	**216**	**204**	**10**	**18**

Pension commitments to Executives	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Pension disbursements made	87	41	26	28
Change in commitments	49	47	43	29
Commitments at year-end	972	799	459	377

The above commitments are covered by the Bank's pension funds or through Bank-owned endowment assurance schemes.

Pension funds	Pension commitments 2001	Pension commitments 2000	Market value of asset [1] 2001	Market value of asset [1] 2000
SB-stiftelsen, Skandinaviska Enskilda Bankens pensionsstiftelse	4 119	3 747	8 411	10 650
EB-stiftelsen, Skandinaviska Enskilda Bankens pensionsstiftelse	4 599	4 253	9 268	12 516
SEB Kort AB:s pensionsstiftelse	123		249	
SEB IT Partner AB:s pensionsstiftelse	164		328	
SEB IT Service AB:s pensionsstiftelse	137		269	
Total	**9 142**	**8 000**	**18 525**	**23 166**

1) Deduction from the assets of the funds has been made for that part of the profit share that was charged to the result of the parent company and for which the parent company has the right to compensate itself the next year. This amount was SEK 92 M (SEK 192 M), which has been distributed in equal parts between the SB and EB funds.

Average number of employees	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Parent company	7 219	8 857	7 219	8 857
Swedish subsidiaries	2 629	1 259		
Non-Swedish subsidiaries	9 770	10 252		
Total	**19 618**	**20 368**	**7 219**	**8 857**
Number of hours worked			12 101 760	14 900 478

Average number of employees 2001	Group Men	Group Women	Parent company Men	Parent company Women
Brazil	2	3	2	3
Denmark	148	106	90	55
Estonia	405	892		
Finland	155	158	38	35
France	22	27	7	20
Hong Kong	10	10	10	10
Ireland	10	10		
Japan	2		2	
People's Republic of China		2		2
Latvia	466	811		
Lithuania	696	1 040		
Luxembourg	115	93		
Norway	209	181	102	69
Poland	90	81		
Russia	1		1	
Singapore	35	52	35	51
Spain	3	1		
Great Britain	206	140	131	87
Sweden	4 349	5 467	2 916	4 089
Germany	2 272	2 476		
USA	68	40	37	25
Group	**9 264**	**11 590**	**3 371**	**4 446**

Detailed information about the average number of employees, salaries and remuneration will be provided by the Bank upon request.

10 Depreciation and write-downs of tangible and intangible fixed assets

	Group		Parent company	
	2001	2000	2001	2000
Amortisation of goodwill	-681	-638		
Write-down of goodwill	-19			
Other intangible fixed assets	-45	-39	-19	-27
Office equipment	-981	-964	-110	-142
Equipment leased to clients			-182	-148
Properties	-58	-62		
Total	**-1 784**	**-1 703**	**-311**	**-317**

Office equipment is depreciated according to plan, which specifies that personal computers and similar equipment are written off over three years and other office equipment over five years. Properties are written off according to plan by the highest permissible capital allowance.

11 Merger and restructuring costs

	Group		Parent company	
	2001	2000	2001	2000
Merger costs	-225		-222	
Restructuring costs	-128		-70	
Provision to restructuring reserve [1]	-308		-283	
Total	**-661**		**-575**	
1) Provision to restructuring reserve				
Salaries and remuneration	-155		-126	
Costs for premises	-94		-94	
Other costs	-59		-63	
Total	**-308**		**-283**	

12 Net credit losses

	Group		Parent company	
	2001	2000	2001	2000
Write-downs and provisions for claims				
on credit institutions	-153			
on the general public	-2 302	-2 658	-529	-432
Write-downs and provisions	**-2 455**	**-2 658**	**-529**	**-432**
Reversals and recoveries of claims				
on credit institutions	244	371	87	8
on the general public	1 662	1 429	633	568
Reversals and recoveries	**1 906**	**1 800**	**720**	**576**
Total	**-549**	**-858**	**191**	**144**
A. Individually appraised receivables				
Current year's write-down on incurred losses	-2 691	-3 496	-1 041	-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current year's accounts	2 014	2 569	959	1 295
Current year's provision for possible losses	-1 411	-1 552	-357	-520
Recovered from losses incurred in previous years	573	612	297	372
Reversal of previous provisions for possible losses	949	638	316	164
Current year's net cost for individually appraised receivables	**-566**	**-1 229**	**174**	**-109**
B. Receivables appraised by category				
Current year's write-down of incurred losses	-114	-57		-52
Current year's provision for possible losses	-22	-8		-4
Recovered from losses incurred in previous years	28	24		22
Current year's net cost for receivables appraised by category	**-108**	**-41**		**-34**
C. Transfer to/withdrawal from reserve for political risks abroad	**74**	**363**	**-6**	**279**
D. Contingent liabilities	**51**	**49**	**23**	**8**
Total	**-549**	**-858**	**191**	**144**

13 Change in value of seized assets

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Properties taken over	15			
Other assets taken over	-13	51	-5	
Realised change in value	**2**	**51**	**-5**	
Properties taken over				
Other assets taken over		-8		-8
Unrealised change in value		**-8**		**-8**
Total	**2**	**43**	**-5**	**-8**

14 Write-down of financial fixed assets

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Repono Holding AB (formerly Trygg Hansa AB)			-386	-386
Rosenkrantz Investment Management A/S				-19
Scandinavian Securities AB				-16
SEB AB			-276	
SEB Asset Management Fondsmæglerselskab A/S				-3
SEB BoLån AB				-3
SEB Fondadministration A/S				-2
SEB TFI SA			-15	-13
SEB Investment Management AG			-10	
Skandinaviska Enskilda Banken A/S (formerly Codan Bank A/S)			-63	-107
Skandinaviska Enskilda Banken Corporation Inc				-109
Other	-69	-75		
Total	**-69**	**-75**	**-750**	**-658**

15 Net result from associated companies

	Group 2001	Group 2000
Bank Ochrony Środowiska (BOŚ)	-54	
Vilniaus Bankas [1]		50
VPC	22	35
Other	12	19
Total	**-20**	**104**

1) For the period up to September 2000 consolidated as associated company, thereafter as subsidiary.

16 Operating profit from insurance operations

	Group 2001	Group 2000
Non-life operations	257	212
Life operations	-146	8
Total	**111**	**220**

17 Appropriations incl pension compensation

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Withdrawal from tax equalisation reserve				301
Appropriations to untaxed reserves			-218	-843
Release of value adjustment account for lending			-1	24
Difference between book and scheduled depreciation			-1 381	-1 789
Recovery of imputed pension premiums	352	280	304	280
Compensation from pension funds, social charges	450	471	371	471
Compensation from pension funds, pension disbursements	840	638	814	638
Compensation from pension funds, profit sharing system	92	192	92	192
Pension disbursements	-732	-638	-732	-638
Total	***1 002***	**943**	**-751**	**-1 364**

18 Taxes

	Group		Parent company	
	2001	2000	2001	2000
Major components of tax costs:				
Current tax	-1 161	-1 730	-236	-336
Deferred tax	-829	-980	86	19
Tax for the year	**-1 990**	**-2 710**	**-150**	**-317**
Tax regarding previous years	-68	-146	-60	-155
Other taxes	**-68**	**-146**	**-60**	**-155**
Relationship between tax costs and accounting profit before tax:				
Net profit for the year	5 051	6 642	675	2 821
Taxes and minority	2 102	3 101	210	472
Accounting profit before tax	**7 153**	**9 743**	**885**	**3 293**
Tax at the applicable rate	-2 154	-2 933	-248	-922
Tax effect of costs that are not tax deductible	-395	-1 172	-336	-640
Tax effect of revenue that are not taxable	559	1 395	434	1 245
Current tax	**-1 990**	**-2 710**	**-150**	**-317**
Disclosure of temporary differences[1]:				
Deferred tax liabilities	5 292	5 120	217	251
Deferred tax assets	1 877	2 388	52	
Deferred tax liabilities, net	**3 415**	**2 732**	**165**	**251**

1) Temporary differences are differences between the carrying amount of an assets or liability in the balance sheet and its tax base.
All taxable temporary differences give rise to deferred tax assets and liabilities.

19 Minority interests

	Group	
	2001	2000
GAMM Holding	-3	-2
Eesti Ühispank	27	-10
Latvijas Unibanka	-2	-60
SEB Asset Management Fondsmæglerselskab A/S		-7
Vilniaus Bankas [1]	-1	-1
Minority shares in subsidiary groups result	-65	-165
Total	**-44**	**-245**

1) Reported as subsidiary for the period October–December 2000 and as associated company before that.

20 Cash and deposits with central banks

	Group		Parent company	
	2001	2000	2001	2000
Cash	5 324	3 901	2 050	1 541
Balances with foreign Central Banks	6 309	4 196	3 651	1 280
Total	**11 633**	**8 097**	**5 701**	**2 821**

21 Eligible Treasury Bills [1]

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Eligible Treasury Bills	53 017	57 521	38 950	54 909
Other eligible securities	25 226	32 883	612	579
Total	**78 243**	**90 404**	**39 562**	**55 488**
Remaining maturity				
– maximum 1 year	35 046	59 913	24 389	47 248
– 1–5 years	28 261	22 351	9 145	3 950
– 5–10 years	12 750	7 467	5 024	3 617
– more than 10 years	2 186	673	1 004	673
Total	**78 243**	**90 404**	**39 562**	**55 488**
Average remaining maturity (years)	2.69	1.73	2.21	1.35
Positive difference between book values and nominal amounts	980	1 227	797	636
Negative difference between book values and nominal amounts	-376	-5 165	-300	-5 711

	Group 2001			Group 2000		
Issuers	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish State						
Swedish municipalities	1	1	1	102	102	104
Foreign States				118	118	118
Other foreign issuers	233	233	233	1 141	1 141	1 141
Fixed assets	**234**	**234**	**234**	**1 361**	**1 361**	**1 363**
Swedish State	9 258	9 105	9 105	29 633	29 544	29 544
Swedish municipalities	611	611	611	486	477	477
Foreign States	49 565	43 912	43 953	27 811	27 859	27 859
Other foreign issuers	24 435	24 381	24 433	31 232	31 163	31 163
Current assets	**83 869**	**78 009**	**78 102**	**89 162**	**89 043**	**89 043**
Total	**84 103**	**78 243**	**78 336**	**90 523**	**90 404**	**90 406**

	Parent company 2001			Parent company 2000		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish State						
Swedish municipalities	1	1	1	102	102	104
Foreign States						
Other foreign issuers						
Fixed assets	**1**	**1**	**1**	**102**	**102**	**104**
Swedish State	9 258	9 105	9 105	29 633	29 544	29 544
Swedish municipalities	611	611	611	485	477	477
Foreign States	29 858	29 845	29 845	25 356	25 365	25 365
Other foreign issuers						
Current assets	**39 727**	**39 561**	**39 561**	**55 474**	**55 386**	**55 386**
Total	**39 728**	**39 562**	**39 562**	**55 576**	**55 488**	**55 490**

1) Detailed information about the criteria used to classify these securities is provided under Accounting principles

22 Lending to credit institutions

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Remaining maturity				
– payable on demand	81 498	96 741	126 490	96 803
– maximum 3 months	44 238	27 357	70 272	58 522
– 3 months–1 year	13 815	30 173	15 694	13 580
– 1–5 years	25 346	8 565	10 771	12 343
– more than 5 years	10 483	2 559	4 137	4 322
Total	**175 380**	**165 395**	**227 364**	**185 570**
of which repos	52 512	36 193	54 480	37 531
The above table includes Reserve for possible lending losses and Reserve for political risks abroad as follows:				
Reserve for possible lending losses	68	33	67	25
Reserve transfer risks*)	1 355	1 577	669	925
Total	**1 423**	**1 610**	**736**	**950**
*) Loan volume	1 911	2 874	1 265	2 134
Average remaining maturity (years)	1.11	0.45	0.41	0.52

23 Lending to the public

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Remaining maturity				
– payable on demand	59 632	63 724	44 087	52 301
– maximum 3 months	112 534	122 238	81 347	60 074
– 3 months–1 year	85 014	99 721	31 606	30 670
– 1–5 years	197 626	179 523	46 329	52 253
– more than 5 years	180 189	140 553	19 988	25 195
Total	**634 995**	**605 759**	**223 357**	**220 493**
of which repos	52 552	53 159	52 524	53 066
The above table includes reserve for possible lending losses and reserve for political risks abroad as follows:				
Reserve for possible lending losses	6 981	8 039	1 766	2 585
Reserve for transfer risks*)	168	238		
Total	**7 149**	**8 277**	**1 766**	**2 585**
*) Loan volume	666	417		
Average remaining maturity (years)	3.88	3.34	1.55	1.55

24 Bonds and other interest-bearing securities[1]

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Issued by public agencies				
Issued by other borrowers	74 790	67 643	73 793	62 930
Total	**74 790**	**67 643**	**73 793**	**62 930**
Listed securities	73 564	67 575	73 793	62 930
Unlisted securities	1 226	68		
Total	**74 790**	**67 643**	**73 793**	**62 930**
Maturity information				
– maximum 1 year	28 267	44 572	25 505	44 045
– 1–5 years	19 388	15 869	23 713	14 156
– 5–10 years	12 826	4 397	10 270	1 925
– more than 10 years	14 309	2 805	14 305	2 804
Total	**74 790**	**67 643**	**73 793**	**62 930**
Average remaining maturity (years)	4.65	2.16	4.93	1.95
	–	–	–	–
Positive difference between book values and nominal amounts	392	249	194	465
Negative difference between book values and nominal amounts	-431	-276	-361	-409

Note 24 ctd. Bonds and other interest-bearing securities

	Group 2001			Group 2000		
Issuers	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish mortgage institutions	150	150	151	214	214	215
Other Swedish issuers;						
– non-financial companies	6	6	5	7	7	7
– other financial companies	1 085	1 085	1 085	1 663	1 663	1 663
Other foreign issuers	2 606	2 619	2 640	1 491	1 491	1 531
Fixed assets	**3 847**	**3 860**	**3 881**	**3 375**	**3 375**	**3 416**
of which subordinated (debentures)	1 718	1 718	1 718	2 161	2 161	2 161
Swedish mortgage institutions	18 280	18 245	18 245	16 726	16 692	16 692
Other Swedish issuers;						
– non-financial companies	2 366	2 394	2 394	5 663	5 662	5 662
– other financial companies	282	282	282	2 760	2 770	2 770
Foreign States	2 489	2 460	2 477			
Other foreign issuers	47 533	47 549	47 560	39 927	39 144	39 144
Current assets	**70 950**	**70 930**	**70 958**	**65 076**	**64 268**	**64 268**
of which subordinated (debentures)	19	19	19	17	17	17
Total	**74 797**	**74 790**	**74 839**	**68 451**	**67 643**	**67 684**

	Parent company 2001			Parent company 2000		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish mortgage institutions	150	150	151	214	214	214
Other Swedish issuers;						
– non-financial companies	6	6	5	7	7	7
– other financial companies	1 085	1 085	1 085	1 594	1 594	1 594
Other foreign issuers	1 217	1 217	1 217	1 045	1 045	1 045
Fixed assets	**2 458**	**2 458**	**2 458**	**2 860**	**2 860**	**2 860**
of which subordinated (debentures)	1 718	1 718	1 718	2 161	2 161	2 161
Swedish mortgage institutions	20 922	20 887	20 887	20 228	20 194	20 194
Other Swedish issuers;						
– non-financial companies	2 346	2 374	2 374	5 662	5 662	5 662
– other financial companies	187	186	186	2 617	2 617	2 617
Other foreign issuers	47 882	47 888	47 888	31 710	31 597	31 597
Current assets	**71 337**	**71 335**	**71 335**	**60 217**	**60 070**	**60 070**
of which subordinated (debentures)	19	19	19	17	17	17
Total	**73 795**	**73 793**	**73 793**	**63 077**	**62 930**	**62 930**

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

25 Shares and participations [1]

	Group		Parent company	
	2001	2000	2001	2000
Listed securities	6 851	6 082	2 820	746
Unlisted securities	1 718	1 445	1 081	851
Total	**8 569**	**7 527**	**3 901**	**1 597**
A. Trading portfolio/investment shares	7 389	6 597	2 943	1 243
B. Shares and participations taken over for protection of claims	178	109	163	93
C. Other shares and participations	1 002	821	795	261
Total	**8 569**	**7 527**	**3 901**	**1 597**

Note 25 ctd. Shares and participations

A. Trading portfolio/investment shares

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Trading portfolio shares			2 392.5	0.1	
*Arexis AB, Mölndal	SEK		10.0		17
*Ben Rad AB, Stockholm	SEK	0.1	2.0		9
*Carmen Systems AB, Gothenburg	SEK		1.9		1
*Chinsay AB, Stockholm	SEK		20.1		16
*Cobolt AB, Stockholm	SEK		5.2		10
*Cresco TI Systems N.V. Curacao, Antilles	EUR	0.2	13.9		8
*Crossroad Loyalty Solutions AB, Gothenburg	SEK		5.0		15
EAC Investco Ltd, Guernsey	GBP		37.1	0.6	0
EQT Scandinavia Limited, Guernsey	GBP		4.5		5
FR Fastighetsrenting AB, Stockholm	SEK	2.4	13.5	5.4	6
*Frontville AB, Stockholm	SEK	0.2	10.8		12
*Fält Gruppen AB, Kalix	SEK	1.1	18.0		35
*HMS Networks AB, Halmstad	SEK	0.2	23.3		5
*IBX Integrated Business Exchange, Stockholm	SEK	2.1	37.5		20
*Information Mosaic Ltd, Dublin (Irland)	IEP		38.4		15
*InnKap 3 Sweden KB, Gothenburg	EUR		3.0		3
*Kreatel Communication AB, Linköping	SEK		25.0		3
*LightUp Technologies AB, Huddinge	SEK		7.7		15
*Lipcore Holding AB, Stockholm	SEK	0.7	10.0		22
*Medeikonos AB, Gothenburg	SEK		10.0		12
*Neoventa Medical AB, Gothenburg	SEK	0.3	32.2		10
*Nordic Windpower AB, Täby	SEK	0.2	0.5		4
*Novator AB, Stockholm	SEK	0.1	10.0		31
*Personal Chemistry AB, Uppsala	SEK	0.3	62.0		10
*Prodacapo AB, Örnsköldsvik	SEK	0.1	22.2		22
*ProstaLund AB, Lund	SEK		29.5		8
*Robolux AB, Lidingö	SEK	0.6	11.3		4
*Spotfire Inc, Cambridge, USA	USD		1.0		0
*Sreg.com AB, Helsingborg	SEK	0.6	13.9		20
*Time Care AB, Stockholm	SEK	0.3	17.1		33
*Wawium AB, Stockholm	SEK	0.1	7.7		17
*WeSpot AB, Lund	SEK		10.9		11
*Vitrolife AB, Gothenburg	SEK	0.2	10.0		1
*XCounter AB, Danderyd	SEK	0.7	25.0		13
Parent company holdings			**2 942.7**	**6.1**	
Holdings of subsidiaries			**4 446.8**	**36.6**	
Group holdings			**7 389.5**	**42.7**	

* Investment shares according to §15 A in the Swedish Banking Business Act

B. Shares and participations taken over for the protection of claims *

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Bicicletas Monark S/A, Sao Paulo	USD		43.1	5.1	10
Birma Holding B.V., Amsterdam	NLG				100
Raffles Holding, Cayman Islands	GBP	1.0	15.3		0
Boliden AB, Upplands Väsby	SEK	4.4	87.6		3
Forum SQL AB, Solna	SEK	2.4	0.6		2
FR Fastighetsrenting AB, Stockholm	SEK	2.4	16.0	5.4	25
Gamlestaden Intressenter AB, Gothenburg	SEK				17
IFA Ship AB, Stockholm	SEK	0.1	0.1		100
Parent company holdings			**162.7**	**10.5**	
Holdings of subsidiaries			**15.3**		
Group holdings			**178.0**	**10.5**	

* Holdings in these companies have been reported as shares and participations taken over in connection with loan foreclosures, even when they amount to at least 20 percent, since the holdings are not long term. Pledges taken over are valued at the lower of cost or market, which means that a consolidation, using the equity method, does not theoretically have any impact on the Group's shareholders' equity as long as there are no surplus values in the holdings.

Note 25 ctd. Shares and participations

C. Other shares and participations	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
ABB Participation AB, Västerås	SEK				0
Adacra AB, Stockholm	SEK	0.1	5.1		12
Adela Investment Company S. A., Luxembourg	USD	2.8			3
Amagerbanken A/S, Copenhagen	DKK	30.9	93.1	5.0	16
Arcot Systems Inc, San Francisco	USD		19.4		1
Banco Finasa de Investimento SA, Sao Paulo	BRL	127.2			4
b-business partners b.v., Amsterdam	EUR	0.2	303.4		5
BD Ventures Ltd, Jersey	USD		9.8		7
Brf Centrum, Hofors	SEK				
Brf Falken, Malmö	SEK		11.2		
Brf Fältprästen 3, Stockholm	SEK		1.7		
Brf Karl den XV:s Port, Stockholm	SEK		0.3		
Brf Mellanheden, Malmö	SEK		0.1		
Brf Munklägret, Stockholm	SEK		1.2		
Brf Oxen Mindre, Stockholm	SEK		2.5		
Brf Riksbyggen Götenehus Nr 1	SEK		0.2		
Brf Rådjuret, Stockholm	SEK		3.8		
Brf Räfsan 13, Stockholm	SEK		0.4		
Brf Sälgen 7, Stockholm	SEK		1.4		
Brf Tellusborg, Stockholm	SEK		0.4		
Brf Vedbäraren 19, Stockholm	SEK		4.6		
Chicago Metal Exchange	USD		46.1		
CLS Services Limited, London	USD	4.2	38.3		0
Direkt Anlage Bank A.G. Münich	EUR	2.3	203.3		3
Dynea Oy, Helsingfors	EUR	0.2	1.6		0
EBA Clearing Company, Paris	EUR				0
Euroclear Clearance System S. C., Brussels	BEF				0
Euroclear plc, Zürich	EUR	0.1	5.7	5.1	4
Fastighets AB Inedal, Stockholm	SEK	0.8	1.7		6
GSTP Global Straight Through Processing AG, Zürich	CHF	0.8	4.3		1
Ind Credit & Investment Co of India (ICICI), Bombay	INR	0.6		0.1	0
Intercontinental Exchange Inc, Atlanta, USA	GBP		1.9		0
Knight Roundtable Europe Limited, Jersey	USD		10.9		1
Köbenhavn Fondbörs	DKK	0.1	0.1		
London Clearing House Ltd	GBP	0.3	4.5		
London Interbank Financial Futures Exchange (LIFFE), London	GBP	0.1	8.6		
Norsk Tillitsmann AS, Oslo	NOK	0.5	0.6		5
NRC Business Company Limited, Bangkok	THB				12
OM Gruppen AB, Stockholm	SEK		0.2	1.0	0
S.W.I.F.T., Brussels	EUR	0.1	0.9		1
SIFIDA, Luxembourg	USD	0.2			1
Tradeplex Limited, London	GBP		8.3		19
Parent company holdings			**795.6**	**11.2**	
Holdings of subsidiaries			**206.5**	**6.4**	
Group holdings			**1 002.1**	**17.6**	

1) Detailed information about criteria used to classify these securities is provided under Accounting principles. Detailed information will be provided by the Bank upon request.

Two so-called Special Purpose Vehicles are presently being administered by SEB. These units are independent legal entities without any ownership involvement on the part of SEB.

Three Crowns Funding LLC is a Delaware-registered company that issues asset-backed commercial paper – ABPC – which are invested in high quality bonds. Maximum USD 2 billion.

Osprey Mortgage Securities (No. 110) Ltd is a Jersey-registered company that originally acquired mortgage loans totalling SEK 8 billion from SEB BoLån, which has been financed with the help of bond loans of maximum EUR 1 billion.

26 Shares and participations in associated companies [1]

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Listed securities	909	324	785	300
Unlisted securities	749	837	249	281
Total	**1 658**	**1 161**	**1 034**	**581**
of which, holdings in credit institutions	925	501	814	330

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Bank Ochrony Środowiska, Warsaw	PLN	29.0	785.1		22
Bankgirocentralen BGC AB, Stockholm	SEK	17.0	3.6	3.7	33
Bankomatcentralen AB, Stockholm	SEK		0.2		22
Privatgirot AB, Stockholm	SEK		0.1	0.5	24
Svensk Bostadsfinansiering AB, BOFAB, Stockholm	SEK	25.0	29.3		50
Upplysningscentralen UC AB, Stockholm	SEK		0.3		27
VPX matching AB, Stockholm	SEK	6.0	9.5		25
Värdepapperscentralen VPC AB, Stockholm	SEK	15.0	206.2	23.5	25
Parent company holdings			**1 034.3**	**27.7**	
Holdings of subsidiaries			**522.0**	**19.9**	
Group adjustment			101.7	-23.5	
Group holdings			**1 658.0**	**24.1**	

1) Detailed information about criteria used to classify these securities is provided under Accounting principles. Detailed information will be provided by the Bank upon request.

27 Shares and participations in Group companies [1]

	Parent company 2001	Parent company 2000
A. Swedish subsidiaries	17 033	16 813
B. Foreign subsidiaries	22 384	25 494
Total	**39 417**	**42 307**
of which holdings in credit institutions	26 471	30 087

A. Swedish subsidiaries

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Aktiv Placering AB, Stockholm	SEK		0.1		100
Diners Club Nordic AB, Stockholm	SEK			237.4	100
Enskilda Kapitalförvaltning SEB AB, Stockholm	SEK		0.3		100
Enskilda Securities Holding AB, Stockholm	SEK	50.0	373.9	146.2	100
Enskilda Securities Holding AB, Stockholm (debenture loan)	SEK	150.0	150.0		
Enskilda Securities Holding AB, Stockholm (debenture loan)	EUR	11.0	99.9		
Försäkringsaktiebolaget S E Captive, Stockholm	SEK	100.0	100.0		100
Repono Holding AB, Stockholm	SEK	695.0	7 578.0	1.4	100
Scandinavian Securities AB, Stockholm	SEK		2.0		100
SEB AB, Stockholm	SEK	1 176.0	2 335.8		100
SEB Baltic Holding AB, Stockholm	SEK	14.0	14.0		100
SEB BoLån AB, Stockholm	SEK	200.0	2 881.0		100
SEB BoLån AB, Stockholm (debenture loan)	SEK	2 175.0	2 175.0		
SEB e-invest AB, Stockholm	SEK	1.0	1.2		100
SEB Finans Holding AB, Stockholm	SEK	2.0	2.5	4.3	100
SEB Fondholding AB, Stockholm	SEK	21.0	682.4		100
SEB Förvaltnings AB, Stockholm	SEK	5.0	5.0		100
SEB Invest AB, Stockholm	SEK		1.3		100
SEB IT AB, Stockholm	SEK	8.0	10.0		100
SEB Kort AB, Stockholm	SEK	50.0	460.0	92.0	100
SEB Kort AB, Stockholm (debenture loan)	SEK	100.0	100.0		
Skandinaviska Kreditaktiebolaget, Stockholm	SEK		0.1		100
Team SEB AB, Stockholm	SEK	1.0	0.5		100
Trygg Finans AB, will be renamed to SEB Internal Supplier AB	SEK	50.0	60.0		100
Total			**17 033.0**	**481.3**	

Note 27 ctd. Shares and participations in Group companies

B. Foreign subsidiaries					
	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Ane Gyllenberg Ab, Helsinki	FIM	409.0	386.7		100
Eesti Ühispank, Tallin	EEK	659.0	1 349.5		99
Eesti Ühispank, Tallin (debenture loan)	EUR	17.0	158.2		
FinansSkandic Leasing (SEA) Pte Ltd, Singapore	SGD		0.4		100
Interscan Servicos de Consultoria Ltda, Sao Paulo	BRL	2.0			100
Latvijas Unibanka, Riga	LVL	37.0	932.7		99
Latvijas Unibanka, Riga (convertible debenture loan)	USD	17.0	183.8		
GAMM Holding Ab, Helsinki	FIM		49.4	2.4	67
Rosenkrantz Investment Management A/S, Oslo	NOK	5.0	0.5		100
Scandinavian Finance BV, Amsterdam	NLG	2.0	8.4		100
SEB AG, Frankfurt	DEM	1 516.0	13 720.3		100
SEB Asset Management America Inc, Stamford	USD		105.5	26.5	100
SEB Fondadministration A/S, Copenhagen	DKK	1.0	0.3		100
SEB Hong Kong Trade Services Ltd, Hong Kong	HKD				99
SEB Invest Fondsmæglerselskab A/S, Copenhagen	DKK	7.0	39.9	10.4	79
SEB Investment Management AG, Zürich	CHF		2.3		100
SEB NET S.L., Barcelona	EUR				100
SEB Private Bank S.A., Luxembourg	EUR		1 501.7		100
SEB TFI SA, Warsaw	PLN	35.0	18.9		100
Skandinaviska Ensk Banken South East Asia Ltd, Singapore	SGD	40.0	191.3	56.4	100
Skandinaviska Enskilda Banken A/S, Copenhagen	DKK	500.0	707.9		100
Skandinaviska Enskilda Banken AG, Frankfurt (debenture loan)	EUR	26.0	232.2		100
Skandinaviska Enskilda Banken Corporation, New York	USD	10.0	140.1		100
Skandinaviska Enskilda Banken e-invest B.V. Amsterdam	EUR		27.9		100
Skandinaviska Enskilda Banken Funding Inc, Delaware	USD		0.1		100
Skandinaviska Enskilda Ltd, London	GBP	49.0	880.4	1.9	100
Skandinaviska Enskilda Reinsurance, Luxembourg	LUF	50.0	8.2		100
Vilniaus Bankas, Vilnius	LTL	153.0	1 597.9		99
Vilniaus Bankas, Vilnius (debenture loan)	EUR	15.0	139.6		
Total			**22 384.1**	**97.6**	
Parent company holdings			**39 417.1**	**578.9**	

Information about the corporate registration numbers of the subsidiaries is available upon request.

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

28 Assets in non-life operations

	Group	
	2001	2000
Investments	4 630	7 276
Investments for account of policyholders	58 625	61 106
Other claims and assets	3 204	3 367
Total	**66 459**	**71 749**

29 Intangible fixed assets

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Goodwill	10 251	10 652		
Other intangible fixed assets	57	69		32
Total	**10 308**	**10 721**		**32**

Goodwill

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Opening balance	13 283	11 454		
Acquisitions during the year	22	1 058		
Group adjustment		755		
Sales during the year	-18	-4		
Exchange differencies	292	20		
Acquisition value	**13 579**	**13 283**		
Opening balance	-2 631	-1 992		
Current year's depreciations	-681	-638		
Current year's write-off	-19			
Group adjustment		-3		
Accumulated depreciations on current year's sales	18	4		
Exchange differencies	-15	-2		
Accumulated depreciations	**-3 328**	**-2 631**		
Book value	**10 251**	**10 652**		

Other intangible fixed assets

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Opening balance	167	106	87	99
Acquisitions during the year	29	41		
Group adjustment	11	33		
Sales during the year	-2	-12		-12
Exchange differencies	9	-1		
Acquisition value	**214**	**167**	**87**	**87**
Opening balance	-98	-33	-55	-28
Current year's depreciations	-45	-39	-19	-27
Group adjustment	-11	-26	-14	
Accumulated depreciations on current year's sales	2			
Exchange differencies	-5		1	
Accumulated depreciations	**-157**	**-98**	**-87**	**-55**
Book value	**57**	**69**		**32**

30 Tangible assets

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Office equipment	2 707	2 590	226	251
Equipment leased to clients [1]			9 917	9 305
Properties for own operations	2 069	2 279	6	6
Properties taken over for protection of claims	87	104	1	1
Total	**4 863**	**4 973**	**10 150**	**9 563**

1) Equipment leased to clients are reclassified to lending in the Group

Office equipment

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Opening balance	7 793	4 082	2 004	2 064
Acquisitions during the year	996	862	87	76
Group adjustment	-199	3 524		
Sales during the year	-759	-707	-14	-136
Exchange differencies	294	32		
Acquisition value	**8 125**	**7 793**	**2 077**	**2 004**
Opening balance	-5 203	-2 630	-1 753	-1 750
Current year's depreciations	-780	-671	-110	-142
Group adjustment	156	-2 377		
Accumulated depreciations on current year's sales	598	513	12	139
Exchange differencies	-189	-38		
Accumulated depreciations	**-5 418**	**-5 203**	**-1 851**	**-1 753**
Book value	**2 707**	**2 590**	**226**	**251**

Note 30 ctd. Tangible assets

Equipment leased to clients	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Opening balance			9 691	7 612
Acquisitions during the year			794	2 079
Group adjustment				
Sales during the year				
Acquisition value			**10 485**	**9 691**
Opening balance			-386	-238
Current year's depreciations			-182	-148
Group adjustment				
Accumulated depreciations on current year's sales				
Accumulated depreciations			**-568**	**-386**
Book value			**9 917**	**9 305**

1) Equipment leased to clients is depreciated in annuities, based on a conservatively estimated residual value at the end of the contract period.
For leased equipment that cannot be sold in a functioning market, the scheduled residual value is zero at the end of the contract period.
Any surplus resulting from the sale of leased equipment is reported under Other income.

Properties for own operations	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Opening balance	2 974	1 040	6	8
Acquisitions during the year	319	373		
Group adjustment		1 567		
Sales during the year	-615	-32		
Exchange differencies	190	26		-2
Acquisition value	**2 868**	**2 974**	**6**	**6**
Opening balance	-695	-136		
Current year's depreciations	-58	-62		
Group adjustment		-514		
Accumulated depreciations on current year's sales		22		
Exchange differencies	-46	-5		
Accumulated depreciations	**-799**	**-695**		
Book value	**2 069**	**2 279**	**6**	**6**
Tax value, real properties	302	276	4	3
of which, buildings	287	262	3	2

Properties taken over for protection of claims	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Opening balance	104	82	1	1
Acquisitions during the year	132	1		
Group adjustment		19		
Sales during the year	-151			
Exchange differencies	2	2		
Acquisition value	**87**	**104**	**1**	**1**
Book value	**87**	**104**	**1**	**1**

Net operating earnings from properties taken over for protection of claims	Group 2001	Group 2000	Parent company 2001	Parent company 2000
External income	2	6		
Operating costs	-2	-3		
Total		**3**		

Assets taken over for protection of claims	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Buildings and land	87	104	1	1
Shares and participations	178	110	163	93
Total	**265**	**214**	**164**	**94**

31 Other assets

	Group		Parent company	
	2001	2000	2001	2000
Current tax assets	317	314	110	
Deferred tax assets	1 877	2 388		
Claims on securities settlement proceeds	22 017	6 751	20 259	5 490
Market value, derivatives	53 461	63 823	48 367	58 796
Other	8 349	4 107	5 557	7 923
Total	**86 021**	**77 383**	**74 293**	**72 209**

32 Prepaid expenses and accrued income

	Group		Parent company	
	2001	2000	2001	2000
Prepaid expenses/accrued other income	2 333	1 951	1 055	1 472
Accrued interest	8 063	10 047	4 753	7 294
Total	**10 396**	**11 998**	**5 808**	**8 766**

33 Liabilities to credit institutions

	Group		Parent company	
	2001	2000	2001	2000
Remaining maturity				
– on demand	94 425	96 128	89 622	93 572
– maximum 3 months	89 787	80 415	92 189	83 533
– 3 months–1 year	17 643	29 283	21 115	20 624
– 1–5 years	8 328	10 988	302	527
– more than 5 years	11 503	550	473	362
Total	**221 686**	**217 364**	**203 701**	**198 618**
of which repos	50 068	32 801	45 471	28 990
Average remaining maturity (years)	0.73	0.31	0.15	0.15

34 Deposits and borrowing from the public

	Group		Parent company	
	2001	2000	2001	2000
Remaining maturity				
– on demand	300 018	244 154	222 173	197 920
– maximum 3 months	55 879	62 190		
– 3 months–1 year	8 500	19 295		
– 1–5 years	25 045	33 490		
– more than 5 years	30 402	1 556		
Deposits [1]	**419 844**	**360 685**	**222 173**	**197 920**
Average remaining maturity (years)	0.93	0.38	0	0
Remaining maturity				
– på anfordran	9 012	22 828	13 632	11 956
– maximum 3 months	20 488	24 904	20 608	18 234
– 3 months–1 year	5 793	9 077	5 820	5 442
– 1–5 years	3 352	1 988	3 053	1 096
– more than 5 years	6 754	405	6 452	2
Borrowing	**45 399**	**59 202**	**49 565**	**36 730**
of which repos	16 370	6 238	16 370	6 238
Average remaining maturity (years)	1.85	0.32	1.61	0.25
Total	**465 243**	**419 887**	**271 738**	**234 650**

1) Only account balances covered by the Deposit Guarantee are reported as deposits. The amount refers to the total account balance without considering the limitation in terms of amount that is applicable to the Deposit Guarantee and fee bases.

35 Securities issued, etc

	Group		Parent company	
	2001	2000	2001	2000
Bond loans	150 571	152 343	17 159	17 118
Certificates of deposit	44 111	49 440	37 205	38 129
Total	**194 682**	**201 783**	**54 364**	**55 247**
Remaining maturity				
– maximum 1 year	37 051	37 754	7 046	3 184
– 1–5 years	98 972	93 426	9 285	13 012
– 5–10 years	13 280	19 714	488	488
– more than 10 years	1 268	1 449	340	434
Bond loans	**150 571**	**152 343**	**17 159**	**17 118**
Average remaining maturity (years)	2.46	2.65	1.47	1.85
Remaining maturity				
– on demand	11 160	17 089	4 349	5 850
– maximum 3 months	22 112	15 371	22 118	15 377
– 3 months–1 year	10 317	14 797	10 216	14 726
– 1–5 years	106	1 805	106	1 798
– more than 5 years	416	378	416	378
Other debt instruments issued	**44 111**	**49 440**	**37 205**	**38 129**
Average remaining maturity (years)	0.30	0.37	0.35	0.49
Total	**194 682**	**201 783**	**54 364**	**55 247**

36 Liabilities in insurance operations

	Group	
	2001	2000
Technical provisions	3 689	3 635
Provisions for account of policyholders	58 458	60 923
Other provisions and liabilities	1 964	2 374
Total	**64 111**	**66 932**

37 Other liabilities

	Group		Parent company	
	2001	2000	2001	2000
Current tax liabilities	557	944	27	111
Securities settlement proceeds, liabilities	26 432	26 136	26 182	25 980
Market value, derivatives	51 486	59 464	46 185	54 335
Other liabilities	40 270	27 677	31 549	19 471
Total	**118 745**	**114 221**	**103 943**	**99 897**

38 Accrued expenses and prepaid income

	Group		Parent company	
	2001	2000	2001	2000
Accrued interest	10 378	12 925	3 762	6 439
Prepaid income/accrued other expense	4 600	5 684	1 514	1 723
Total	**14 978**	**18 609**	**5 276**	**8 162**

39 Provisions

	Group		Parent company	
	2001	2000	2001	2000
Deferred tax liabilites	5 292	5 120	165	251
Reserve for off-balance-sheet items	576	706	9	125
Restructuring reserve	1 196	3 357	291	139
Other provisions	2 072	1 244		
Total	**9 136**	**10 427**	**465**	**515**

40 Subordinated liabilities

	Group 2001	Group 2000	Parent company 2001	Parent company 2000
Debenture loans	10 368	9 999	7 192	6 796
Debenture loans, zero-coupon	956	1 981	956	1 981
Debenture loans, perpetual	18 684	19 430	18 684	19 430
Total	**30 008**	**31 410**	**26 832**	**28 207**

Parent company

Debenture loans	Currency	Original nom. amount	Book value	Rate of interest, %
1992/2002	USD	400.0	1 331.5	8.450
1994/2009	USD	200.0	2 079.4	6.875
2000/2010	EUR	345.0	3 209.8	1)
2000/2010	SGD	100.0	571.7	4.600
Total			**7 192.4**	
Debenture loans, zero-coupons				
1992/2002	SEK	1 000.0	955.9	
Total			**955.9**	
Debenture loans, perpetual				
1990	EUR	52.2	485.2	1)
1990	USD	100.0	634.0	1)
1995	JPY	15 000.0	1 208.2	3.600
1995	JPY	10 000.0	805.5	4.400
1996	GBP	100.0	1 527.4	9.040
1996	JPY	5 000.0	401.0	1)
1996	USD	150.0	1 447.7	1)
1996	USD	150.0	1 426.5	8.125
1996	USD	50.0	418.5	1)
1997	JPY	15 000.0	1 208.2	5.000
1997	USD	150.0	1 286.8	7.500
1998	USD	500.0	4 952.7	6.500
1999	EUR	200.0	1 860.7	6.750
2000	USD	100.0	1 021.2	0.380
Total			**18 683.6**	
Debenture loans issued by the parent company			**26 831.9**	
Debenture loans issued by SEB AG			2 933.4	
Debenture loans issued by SEB BoLån AB			2 175.0	
Debenture loans issued by other subsidiaries			1 308.5	
Intra-group holdings			-3 240.9	
Total			**30 007.9**	

1) FRN, Floating Rate Note

41 Minority interests

	Group 2001	Group 2000
GAMM Holding	8	5
Eesti Ühispank	14	41
Latvijas Unibanka	13	9
SEB Asset Management Fondsmæglerselskab A/S	2	7
Vilniaus Bankas	23	22
Subsidiaries minority interests	374	484
Total	**434**	**568**

42 Untaxed reserves [1]

	Parent company	
	2001	2000
Accrual fund	4 376	4 158
Excess depreciation of office equipment/leased assets	6 109	4 728
Other untaxed reserves	6	5
Total	**10 491**	**8 891**

1) In the balance sheet of the Group untaxed reserves are reclassified partly as deferred tax liability and partly as restricted equity.

The change in untaxed reserves in the parent company during the year is shown in the following table:

Parent company

	Tax equalisation reserve	Accrual fund	Excess-depreciation	Other untaxed reserves	Total
Opening balance	301	3 315	2 939	22	**6 577**
Appropriations		843	1 789		**2 632**
Reversals	-301			-24	**-325**
Exchange rate difference				7	**7**
Closing balance 2000		**4 158**	**4 728**	**5**	**8 891**
Appropriations		218	1 381	1	**1 600**
Reversals					
Exchange rate difference					
Closing balance 2001		**4 376**	**6 109**	**6**	**10 491**

43 Shareholders' equity

	Group		Parent company	
	2001	2000	2001	2000
Share capital	7 046	7 046	7 046	7 046
673 784 123 Series A shares, nom value SEK 10 each				
30 773 557 Series C shares, nom. value SEK 10 each				
Reserve fund and other restricted reserves	24 471	22 637	12 086	12 086
Equity fund [1]		17		
Translation difference	822	853		
Reserve for unrealised gains	853	862	552	646
Restricted equity	**33 192**	**31 415**	**19 684**	**19 778**
Group contributions [2]			2 145	1 995
Tax on Group contributions [2]			-601	-559
Translation difference	568	86	-3	-3
Retained earnings	5 481	3 466	5 670	4 138
Net profit for the year	5 051	6 642	675	2 821
Non-restricted equity	**11 100**	**10 194**	**7 886**	**8 392**
Total	**44 292**	**41 609**	**27 570**	**28 170**

1) Non-distributed profit share in associated companies is accounted for as restricted equity, as it, from the Group's point of view, is not available for dividend distribution.
2) In accordance with the opinion of the emergency group of the Swedish Financial Accounting Standards Council, Group contributions are reported in the parent company directly under Shareholders' equity.

Reserve for unrealised gains

Shares and participations	239	190		
Interest-bearing securities	4	33		8
Other	610	639	552	638
Total	**853**	**862**	**552**	**646**

Note 43 ctd. Shareholders' equity

Change in shareholders' equity

	Group		Parent company	
	Restricted equity	Non-restricted equity	Restricted equity	Non-restricted equity
Opening balance	25 724	7 282	15 759	6 535
Dividend to shareholders		-2 466		-2 466
New share issue	4 067		4 067	
Equity fund	-34	34		
Reserve for unrealised gains	-1	1	-48	48
Group contributions				1 995
Tax on Group contributions				-559
Result, holding of own shares		21		21
Transfer, non-restricted/restricted equity	1 382	-1 382		
Translation difference	277	62		-3
Net profit for the year		6 642		2 821
Closing balance 2000	**31 415**	**10 194**	**19 778**	**8 392**
Dividend to shareholders		-2 818		-2 818
Equity fund	-17	17		
Reserve for unrealised gains	-9	9	-94	94
Group contributions				2 145
Tax on Group contributions				-601
Result, holding of own shares		-1		-1
Transfer, non-restricted/restricted equity	1 834	-1 834		
Translation difference	-31	482		
Net profit for the year		5 051		675
Closing balance 2001	**33 192**	**11 100**	**19 684**	**7 886**

44 Collaterals pledged for own liabilities

	Group		Parent company	
	2001	2000	2001	2000
Lending [1]	7 116	6 541	7 116	6 541
Bonds	70 280	60 731	48 423	41 121
Repos	61 840	35 795	61 840	35 794
Mortgages	7	7		
Other	175			
Total	**139 418**	**103 074**	**117 379**	**83 456**

1) The item Lending in the parent company refers to the pledging of SEK 477 M (SEK 589 M) in promissory notes for the benefit of the Swedish Export Credit Corporation.

45 Other pledged collaterals

	Group		Parent company	
	2001	2000	2001	2000
Shares in insurance premium funds	58 211	61 107		
Securities loans	12 685	9 877	12 473	9 746
Total	**70 896**	**70 984**	**12 473**	**9 746**

46 Contingent liabilities

	Group		Parent company	
	2001	2000	2001	2000
Guarantee commitments, credits	14 859	17 710	11 344	11 355
Guarantee commitments, other	28 457	28 400	22 835	25 307
Own acceptances	713	637	707	632
Subscription guarantees	80	15	15	15
Guarantees	**44 109**	**46 762**	**34 901**	**37 309**
Approved, but unutilised letters of credit	**6 225**	**8 008**	**5 558**	**7 840**
Total	**50 334**	**54 770**	**40 459**	**45 149**

Other contingent liabilities

The parent company has pledged to the Monetary Authority of Singapore to ensure that its subsidiary bank in Singapore is able to fulfil its commitments.

The parent company has pledged to keep the share capital of Diners Club Nordic AB intact at all times.

The parent company has issued a guarantee for deposits in SEB AG in Germany to the Bundesverband deutscher Banken e.V.

The parent company has issued a loss guarantee on behalf of SEB AG.

47 Commitments

	Group		Parent company	
	2001	2000	2001	2000
Forward securities contracts	386	255		
Deposits in other banks	754	239		
Commitments for future payments	**1 140**	**494**		
Guarantee amount relating to liquidity management		38		38
Granted, but non-disbursed loans	68 218	66 928	36 010	35 697
Unutilised part of approved overdraft facilities	48 446	40 239	47 727	38 781
Securities loans	19 776	15 703	19 589	15 697
Other	3 061	5 943		
Other commitments	**139 501**	**128 851**	**103 326**	**90 213**
Total	**140 641**	**129 345**	**103 326**	**90 213**

48 Problem loans and reserve for possible lending losses

	Group		Parent company	
	2001	2000	2001	2000
Non-performing loans	8 161	9 368	1 930	2 949
Performing loans	7 661	7 069	1 108	1 331
Doubtful claims	**15 822**	**16 437**	**3 038**	**4 280**
Provision for possible lending losses [1]	- 7 049	- 8 072	- 1 833	- 2 610
of which provision for non-performing loans	*- 4 464*			
of which provision for performing loans	*- 2 585*			
Doubtful claims, net [2]	**8 773**	**8 365**	**1 205**	**1 670**
Claims subject to interest reduction	42	308	13	7
Problem loans	**8 815**	**8 673**	**1 218**	**1 677**

1) General provisions not included in the above - 1 004 - 1 085

2) In case loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Doubtful claims net is equivalent to the volume in where loss is not considered to occur taking into consideration collateral and the borrower's repayment capacity.

Reserve for possible lending losses				
Opening balance	- 8 072	- 4 164	- 2 610	- 3 453
Losses incurred during the year against reserve	2 014	2 569	959	1 295
Provisions reversed during the year	949	638	315	164
Provision for possible losses	- 1 434	- 1 559	- 357	- 524
Group adjustments	- 4 402			
Exchange difference	- 506	- 1 154	-140	-92
Closing balance	**- 7 049**	**- 8 072**	**- 1 833**	**- 2 610**
Provision ratio for doubtful claims	44.6	49.1	60.3	61.0
Provision ratio for non-performing loans	54.7			
Provision ratio for performing loans	33.7			
Provision ratio for doubtful claims considering general provisions	50.9	55.7	60.3	61.0
Non-performing loans on which interest is reported as income	55	107		
Current yield on problem loans	507	464	117	148
Annual percentage yield on problem loans	4.45	3.84	3.23	3.26
Annual percentage interest on claims that are not problem loans	6.06	5.81	5.24	5.26

49 Derivative instruments

	Group		Parent company	
	2001	2000	2001	2000
Interest-related	18 114	19 579	14 596	16 418
Currency-related	33 570	42 885	32 931	41 645
Equity-related	1 771	1 350	834	724
Other	6	9	6	9
Positive closing values or nil value	**53 461**	**63 823**	**48 367**	**58 796**
Interest-related	18 152	20 341	13 940	16 631
Currency-related	32 007	38 240	31 405	36 973
Equity-related	1 321	876	834	724
Other	6	7	6	7
Negative closing values	**51 486**	**59 464**	**46 185**	**54 335**

Note 49 ctd. Derivative instruments

	Positive closing values or nil value			Negative closing values	
Group 2001	Nom. amount	Book value	Market value	Book value	Market value
Options	122 848	764	764	499	499
Futures	1 305 439	984	984	885	885
Swaps	1 173 366	16 366	18 038	16 768	19 566
Interest-related	**2 601 653**	**18 114**	**19 786**	**18 152**	**20 950**
of which, cleared	7 994	4	4	4	4
Options	250 766	4 467	4 467	3 435	3 435
Futures	1 517 322	20 947	20 947	17 008	17 008
Swaps	810 686	8 156	8 854	11 564	11 613
Currency-related	**2 578 774**	**33 570**	**34 268**	**32 007**	**32 056**
of which, cleared					
Options	32 222	1 418	1 418	1 014	1 014
Futures	1 491	184	184	138	138
Swaps	3 265	169	169	169	169
Equity-related	**36 978**	**1 771**	**1 771**	**1 321**	**1 321**
of which, cleared	11 871	946	946	478	478
Options					
Futures	46	6	6	6	6
Swaps					
Other	**46**	**6**	**6**	**6**	**6**
of which, cleared	46	6	6	6	6
Total	**5 217 451**	**53 461**	**55 831**	**51 486**	**54 333**
of which, cleared	19 911	956	956	488	488
Group 2000					
Options	105 942	548	548	387	387
Futures	1 195 878	1 180	1 180	1 099	1 099
Swaps	1 086 383	17 851	17 851	18 855	18 855
Interest-related	**2 388 203**	**19 579**	**19 579**	**20 341**	**20 341**
of which, cleared	12 296	9	9	11	11
Options	71 887	1 651	1 651	37	37
Futures	1 318 041	32 829	32 830	27 225	27 225
Swaps	469 464	8 405	10 121	10 978	14 037
Currency-related	**1 859 392**	**42 885**	**44 602**	**38 240**	**41 299**
of which, cleared					
Options	35 691	1 185	1 185	850	850
Futures	1 363	165	165	26	26
Swaps					
Equity-related	**37 054**	**1 350**	**1 350**	**876**	**876**
of which, cleared					
Options					
Futures	32	9	9	7	7
Swaps					
Other	**32**	**9**	**9**	**7**	**7**
of which, cleared	32	9	9	7	7
Total	**4 284 681**	**63 823**	**65 540**	**59 464**	**62 523**
of which, cleared	12 328	18	18	18	18
Parent company, 2001					
Options	54 943	275	275		
Futures	1 279 933	971	971	883	883
Swaps	1 002 815	13 350	15 022	13 057	15 855
Interest-related	**2 337 691**	**14 596**	**16 268**	**13 940**	**16 738**
of which, cleared	3 444	2	2		
Options	250 344	4 436	4 436	3 403	3 403
Futures	1 504 046	20 722	20 722	16 788	16 788
Swaps	800 635	7 773	8 471	11 214	11 263
Currency-related	**2 555 025**	**32 931**	**33 629**	**31 405**	**31 454**
of which, cleared					

Note 49 ctd. Derivative instruments

	Positive closing values or nil value			Negative closing values	
Parent company 2001	Nom. amount	Book value	Market value	Book value	Market value
Options	12 946	665	665	665	665
Futures					
Swaps	3 264	169	169	169	169
Equity-related	**16 210**	**834**	**834**	**834**	**834**
of which, cleared	1 222	78	78	78	78
Options					
Futures	46	6	6	6	6
Swaps					
Other	**46**	**6**	**6**	**6**	**6**
of which, cleared	46	6	6	6	6
Total	**4 908 972**	**48 367**	**50 737**	**46 185**	**49 032**
of which, cleared	4 712	86	86	84	84
Parent company 2000					
Options	41 210	142	142		
Futures	1 188 667	1 171	1 171	1 087	1 087
Swaps	988 814	15 105	15 105	15 544	15 544
Interest-related	**2 218 691**	**16 418**	**16 418**	**16 631**	**16 631**
of which, cleared	10 287	4	4		
Options	69 770	1 600	1 600	5	5
Futures	1 290 615	32 001	32 001	26 306	26 306
Swaps	461 492	8 044	9 760	10 662	13 721
Currency-related	**1 821 877**	**41 645**	**43 361**	**36 973**	**40 032**
of which, cleared					
Options	12 542	724	724	724	724
Futures					
Swaps					
Equity-related	**12 542**	**724**	**724**	**724**	**724**
of which, cleared					
Options					
Futures	32	9	9	7	7
Swaps					
Other	**32**	**9**	**9**	**7**	**7**
of which, cleared	32	9	9	7	7
Total	**4 053 142**	**58 796**	**60 512**	**54 335**	**57 394**
of which, cleared	10 319	13	13	7	7

50 Fair value information

	Group 2001		Group 2000	
	Book value	Fair value	Book value	Fair value
Current assets				
Cash and Central Bank balances	5 324	5 324	3 901	3 901
Eligible Treasury Bills etc.	78 009	78 009	89 043	89 043
Bonds and other interest-bearing securities	70 930	70 930	64 268	64 268
Shares and participations	7 567	7 567	6 706	6 706
Assets, insurance operations	7 834	7 834	10 643	10 643
Tangible assets	87	87	104	104
Other assets	86 021	88 391	77 383	79 100
Prepaid expenses and accrued income	10 396	10 396	11 998	11 998
Total	**266 168**	**268 538**	**264 046**	**265 763**

Note 50 ctd. Fair value information

	Group 2001		Group 2000	
	Book value	Fair value	Book value	Fair value
Fixed assets				
Cash and Central Bank balances	6 309	6 309	4 196	4 196
Eligible Treasury Bills etc.	234	234	1 361	1 363
Lending to credit institutions	175 380	176 532	165 395	166 293
Lending to the general public	634 995	638 506	605 759	607 976
Bonds and other interest-bearing securities	3 860	3 881	3 375	3 418
Shares and participations	1 002	1 002	821	821
Shares and participations in associated companies	1 658	1 971	1 161	2 449
Shares and participations for account of policyholders	58 625	58 625	61 106	61 106
Intangible fixed assets	10 308	10 308	10 721	10 721
Tangible assets	4 776	4 712	4 869	4 856
Total	**897 147**	**902 080**	**858 764**	**863 199**
Assets	**1 163 315**	**1 170 618**	**1 122 810**	**1 128 962**
Liabilities and provisions				
Liabilities to credit institutions	221 686	222 481	217 364	217 766
Deposits and borrowings from the general public	465 243	466 288	419 887	420 602
Securities issued, etc.	194 682	197 518	201 783	202 848
Liabilities, insurance operations	64 111	64 111	66 932	66 932
Other liabilities	118 745	121 592	114 221	117 669
Accrued expenses and prepaid income	14 978	14 978	18 609	18 609
Provisions	9 136	9 136	10 427	10 427
Subordinated liabilities	30 008	29 838	31 410	31 947
Total	**1 118 589**	**1 125 942**	**1 080 633**	**1 086 800**

The above calculation comprises balance sheet items at fixed rates of interest during fixed periods. This means that all items subject to variable rates of interest, i.e. deposit/lending volumes for which interest terms are market-related, have not been recalculated; the nominal amount is considered to equal a fair value.

When calculating fair values for fixed-interest rate lending, future interest income is discounted with the help of a market interest curve, which has been adjusted for applicable margins on new lending. Correspondingly, fixed-interest rate-related deposits/lending are discounted with the help of the market interest curve, adjusted for relevant margins.

In addition to fixed-rate deposits/lending, adjustments have also been made for surplus values in properties and certain shareholdings.

One effect of this calculation method is that the fair values arrived at in times of falling margins on new lending will be higher than book values, while the opposite is true in times of rising margins. It should furthermore be noted that this calculation does not represent a market valuation of the Group as a company.

51 The parent company's receivables and liabilities towards Group- and associated companies

	Parent company 2001			Parent company 2000		
	Group-companies	Associated companies	Total	Group-companies	Associated companies	Total
Lending to credit institutions	120 372	4	**120 376**	88 224	1	**88 225**
Lending to the general public	6 625		**6 625**	8 219	2	**8 221**
Bonds and other interest-bearing securities	8 938		**8 938**	3 977		**3 977**
Total	**135 935**	**4**	**135 939**	**100 420**	**3**	**100 423**
Liabilities to credit institutions	33 333	12	**33 345**	40 209	76	**40 285**
Deposits and borrowings from the general public	6 002	26	**6 028**	5 381	17	**5 398**
Securities issued etc.	6		**6**	46		**46**
Total	**39 341**	**38**	**39 379**	**45 636**	**93**	**45 729**

52 Information regarding rental contracts for premises

	Group		Parent company	
	2001	2000	2001	2000
2001		1 230		641
2002	1 258	998	652	434
2003	1 004	864	489	365
2004	879	683	435	303
2005	756	561	357	241
2006	678	3 253	307	1 226
2007 and later	2 680		1 814	
Total	**7 255**	**7 589**	**4 054**	**3 210**

53 Capital adequacy

Calculation of capital base	Financial group of undertakings [1] 2001	2000	Parent company 2001	2000
Shareholders equity in the balance sheet	44 292	41 609	27 570	28 170
Proposed dividend to be decided by the Annual General Meeting	- 2 818	- 2 818	- 2 818	- 2 818
Deductions from the financial group of undertakings[2]	- 1 140	- 1 219		
Shareholders equity in the capital adequacy	**40 334**	**37 572**	**24 752**	**25 352**
Core capital contribution	1 861	1 766	9 410	8 148
Minority interest [3]	1 239	1 540		
Goodwill [3,4]	- 4 775	- 4 371		
Core capital (tier 1)	**38 659**	**36 507**	**34 162**	**33 500**
Dated subordinated debts	11 145	12 063	8 148	8 777
Deductions for remaining maturity	- 3 150	- 3 573	- 2 287	- 2 896
Perpetual subordinated debt	16 869	17 698	18 684	19 430
Supplementary capital (tier 2)	**24 864**	**26 188**	**24 545**	**25 311**
Deductions for investments in insurance companies[4]	- 8 610	- 8 772	- 7 687	- 8 072
Deductions for other investments outside the financial group of undertakings	- 543	- 619	- 299	- 299
Capital	**54 370**	**53 304**	**50 721**	**50 440**
Calculation of capital requirement for different credit risks				
Balance sheet items				
Group A (0%)	182 887	165 070	215 349	192 700
Group B (20%)	153 893	150 349	69 686	58 143
Group C (50%)	184 102	176 892	10 051	9 961
Group D (100%)	304 515	299 300	123 191	131 173
Total investments	**825 397**	**791 611**	**418 277**	**391 977**
Group A (0%)				
Group B (20%)	30 779	30 070	13 937	11 629
Group C (50%)	92 051	88 446	5 026	4 980
Group D (100%)	304 515	299 300	123 191	131 173
Risk-weighted amount	**427 345**	**417 816**	**142 154**	**147 782**
Off-balance-sheet items				
Group A (0%)	68 219	72 028	56 468	46 893
Group B (20%)	246 948	169 673	132 821	74 850
Group C (50%)	13 757	12 970	6 569	6 239
Group D (100%)	70 108	75 634	54 613	57 740
Nominal amount	**399 032**	**330 305**	**250 471**	**185 722**
Group A (0%)	11 465	8 041	8 565	5 669
Group B (20%)	12 454	9 363	7 981	5 266
Group C (50%)	1 559	2 187	5 631	5 358
Group D (100%)	36 364	39 167	30 488	31 568
Recalculated amount	**61 842**	**58 758**	**52 665**	**47 861**
Group A (0%)				
Group B (20%)	2 491	1 873	1 596	1 053
Group C (50%)	779	1 093	2 816	2 679
Group D (100%)	36 364	39 167	30 488	31 568
Risk-weighted amount	**39 634**	**42 133**	**34 900**	**35 300**
Total risk-weighted amount for credit risks	**466 979**	**459 949**	**177 054**	**183 082**
Calculation of capital requirements for market risks				
Risk-weighted amount for interest rate risks	15 307	17 511	13 401	16 097
of which, for specific risks	10 990	7 235	9 993	6 857
of which, for general risks	4 317	10 276	3 408	9 240
Risk-weighted amount for equity-price risks	666	1 007	84	38
of which, for specific risks	268	436	28	13
of which, for general risks	398	571	56	25
Risk-weighted amount for liquidation risks	618	122		
Risk-weighted amount for counterparty risks and other risks	14 120	13 829	12 116	11 732
Risk-weighted amount for currency-related risks	3 758	3 197	3 523	2 593
Total risk-weighted amount for market risks	**34 469**	**35 666**	**29 124**	**30 460**

Note 53 ctd. Capital adequacy

Calculation of total capital ratio	Financial group of undertakings [1] 2001	2000	Parent company 2001	2000
Total capital base	54 370	53 304	50 721	50 440
Total risk-weighted amount for credit and market risks	501 448	495 615	206 178	213 542
Total capital ratio %	**10.84**	**10.76**	**24.60**	**23.62**

1) The Capital adequacy analysis comprise the financial group of undertakings which include non-consolidated associated companies and exclude insurance companies.

2) The deduction from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

3) The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

4) Goodwill includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from investments in insurance companies.

54 Geographical distribution of income

	Group 2001	2000	Parent company 2001	2000
Sweden	19 509	20 681	16 648	17 487
Rest of Nordic region	5 786	3 279	4 992	3 106
Rest of Europe	25 857	23 311	3 124	2 996
Rest of world	2 464	3 925	2 392	3 661
Interest income	**53 616**	**51 196**	**27 156**	**27 250**
Sweden			538	405
Rest of Nordic region				
Rest of Europe			57	54
Rest of world				
Leasing income			**595**	**459**
Sweden	40	798	634	2 157
Rest of Nordic region	9	11		
Rest of Europe	46	66		
Rest of world		2		
Dividends received	**95**	**877**	**634**	**2 157**
Sweden	7 183	8 231	4 621	6 358
Rest of Nordic region	1 361	3 300	181	180
Rest of Europe	4 063	3 350	259	300
Rest of world	432	251	131	120
Commissions receivable	**13 039**	**15 132**	**5 192**	**6 958**
Sweden	1 691	2 200	1 522	1 638
Rest of Nordic region	286	288	259	223
Rest of Europe	836	848	390	229
Rest of world	174	208	170	208
Net result of financial transactions	**2 987**	**3 544**	**2 341**	**2 298**
Sweden	1 034	1 678	1 317	1 774
Rest of Nordic region	33	30	18	35
Rest of Europe	819	457	124	126
Rest of world	34	43	45	55
Other operating income	**1 920**	**2 208**	**1 504**	**1 990**
Sweden	29 547	33 588	25 280	29 819
Rest of Nordic region	7 475	6 908	5 450	3 544
Rest of Europe	31 621	28 032	3 954	3 705
Rest of world	3 104	4 429	2 738	4 044
Total	**71 657**	**72 957**	**37 422**	**41 112**

55 Information regarding distribution of assets and liabilities in main currencies

	Group 2001	2000	Parent company 2001	2000
SEK	41 351	25 733	121 827	90 090
EUR [1]	69 065	59 337	27 962	20 410
USD	47 604	51 387	52 464	51 254
GBP	1 711	7 830	5 343	5 975
DKK	10 475	11 161	10 795	11 161
NOK	897	1 794	670	430
Other currencies	4 277	8 153	8 303	6 250
Lending to credit institutions	**175 380**	**165 395**	**227 364**	**185 570**

Note 55 ctd. Information regarding distribution of assets and liabilities in main currencies

	Group		Parent company	
	2001	2000	2001	2000
SEK	270 914	252 292	128 164	121 850
EUR [1]	257 127	263 624	19 852	25 638
USD	44 765	42 395	32 948	36 753
GBP	11 292	6 134	6 342	6 513
DKK	22 793	21 780	21 486	20 741
NOK	7 910	6 205	8 660	5 637
Other currencies	20 194	13 329	5 905	3 361
Lending to the general public	**634 995**	**605 759**	**223 357**	**220 493**
SEK	22 223	45 255	24 866	48 757
EUR [1]	64 472	58 823	26 914	21 491
USD	29 685	26 154	29 240	25 306
GBP	647	707	647	707
DKK	27 568	15 277	25 584	13 571
NOK	3 669	3 624	3 669	2 909
Other currencies	4 769	8 207	2 435	5 677
Bonds and other interest-bearing securities	**153 033**	**158 047**	**113 355**	**118 418**
SEK	89 625	100 207	51 152	55 274
EUR [1]	26 850	18 915	21 644	22 056
USD	30 278	40 581	28 732	40 386
GBP	10 788	11 956	2 709	2 765
DKK	18 670	1 749	18 896	2 120
NOK	14 133	9 984	11 437	8 343
Other currencies	9 563	10 217	5 734	6 932
Other assets	**199 907**	**193 609**	**140 304**	**137 876**
SEK	424 113	423 487	326 009	315 971
EUR [1]	417 514	400 699	96 372	89 595
USD	152 332	160 517	143 384	153 699
GBP	24 438	26 627	15 041	15 960
DKK	79 506	49 967	76 761	47 593
NOK	26 609	21 607	24 436	17 319
Other currencies	38 803	39 906	22 377	22 220
Total assets	**1 163 315**	**1 122 810**	**704 380**	**662 357**
Liabilities, provisions and shareholders' equity				
SEK	57 439	51 811	63 905	57 504
EUR [1]	55 978	65 376	30 327	46 018
USD	55 709	61 300	58 877	60 909
GBP	7 827	6 540	7 750	5 295
DKK	32 531	19 445	32 305	19 360
NOK	3 469	3 467	4 873	3 494
Other currencies	8 733	9 425	5 664	6 038
Liabilities to credit institutions	**221 686**	**217 364**	**203 701**	**198 618**
SEK	177 533	164 208	179 025	165 080
EUR [1]	193 123	182 498	24 988	16 718
USD	38 438	26 095	28 877	22 578
GBP	8 741	7 339	8 595	7 569
DKK	12 835	8 150	11 458	6 786
NOK	14 091	10 759	12 966	10 525
Other currencies	20 482	20 838	5 829	5 394
Deposits and borrowing from the general public	**465 243**	**419 887**	**271 738**	**234 650**
SEK	54 802	59 239	6 868	9 407
EUR [1]	100 294	104 774	8 191	8 169
USD	13 942	15 546	13 942	15 546
GBP	22 346	19 057	22 345	19 057
DKK				
NOK	1 211	1 163	1 212	1 163
Other currencies	2 087	2 004	1 806	1 905
Securities issued, etc.	**194 682**	**201 783**	**54 364**	**55 247**

Note 55 ctd. Information regarding distribution of assets and liabilities in main currencies

	Group		Parent company	
	2001	2000	2001	2000
SEK	102 581	111 917	41 427	47 618
EUR [1]	27 008	24 246	5 774	3 178
USD	29 377	35 981	26 335	33 500
GBP	10 390	13 552	1 619	3 168
DKK	28 079	13 207	27 492	12 552
NOK	8 618	9 624	7 132	7 143
Other currencies	1 351	2 230	-95	1 415
Other liabilities	**207 404**	**210 757**	**109 684**	**108 574**
SEK	1 002	1 850	956	1 850
EUR [1]	8 661	7 794	5 556	5 272
USD	14 598	15 130	14 598	15 131
GBP	1 527	1 418	1 527	1 418
DKK				
NOK		34		
Other currencies	4 220	5 184	4 195	4 536
Subordinated liabilities	**30 008**	**31 410**	**26 832**	**28 207**
SEK	44 292	41 609	37 794	36 859
EUR [1]			13	11
USD			79	65
GBP				
DKK				
NOK			175	126
Other currencies				
Shareholders' equity and untaxed reserves	**44 292**	**41 609**	**38 061**	**37 061**
SEK	437 649	430 634	329 975	318 318
EUR [1]	385 064	384 688	74 849	79 366
USD	152 064	154 052	142 708	147 729
GBP	50 831	47 906	41 836	36 507
DKK	73 445	40 802	71 255	38 698
NOK	27 389	25 047	26 358	22 451
Other currencies	36 873	39 681	17 399	19 288
Total liabilities, provisions and shareholders' equity	**1 163 315**	**1 122 810**	**704 380**	**662 357**

1) EUR also includes ATS, BEF, DEM, ESP, FIM, FRF, GRD, IEP, ITL, LUF, NLG and PTE

56 Profit and loss account – Insurance operations – drawn up in accordance with the AAIC (Annual Accounts Act for Insurance Companies)

	Life insurance operations		Non-life insurance operations	
Technical account – Non-life insurance operations	2001	2000	2001	2000
Premiums earned, net of reinsurance			287	244
Allocated investment return, transferred from the non-technical account			169	204
Other technical provisions, net of reinsurance			-5	
Claims incurred, net of reinsurance			-231	-126
Operating expenses			-55	-65
Other technical provisions, net of reinsurance			-103	-72
Balance on technical account, Non-life insurance operations			**62**	**185**
Technical account – Life insurance operations				
Premiums earned, net of reinsurance	10 068	13 695		
Investment return [1]	1 366	1 028		
Unrealised gains on investment assets [1]	20	31		
Other technical provisions, net of reinsurance	549	634		
Claims incurred, net of reinsurance	-4 126	-4 200		
Change in Life insurance provisions, net of reinsurance	3 352	-2 973		
Change in other technical provisions	28	-23		
Operating expenses	-972	-1 005		
Unrealised losses on investments [1]	-9 589	-6 449		
Other technical provisions, net of reinsurance	-15	-9		
Tax expense fee	-655	-646		
Balance on technical account – Life insurance operations	**26**	**83**		

Note 56 ctd. Profit and loss account – Insurance operations – drawn up in accordance with the AAIC (Annual Accounts Act for Insurance Companies)

	Life insurance operations 2001	2000	Non-life insurance operations 2001	2000
Non-technical account				
Balance on technical account, Non-life insurance operations			62	185
Balance on technical account, Life insurance operations	26	83		
Investment return				
Investment income	43	75	500	582
Unrealised gains on investments		8	16	-77
Investment charges	-4	-14	-97	-90
Unrealised losses on investments	-18		-35	-9
Allocated investment return transferred to Non-life technical account			-169	-204
Investment return	**21**	**69**	**215**	**202**
Other income and expenses	-193	-153	-20	-24
Operating result in legal entities	**-146**	**-1**	**257**	**363**
Internal distribution	89	77		
Change in surplus values in life insurance operations, before tax	662	337		
Total result in legal entities	**605**	**413**	**257**	**363**

The above table shows the result from the Group's insurance companies, which include the Non-life and Life insurance companies except for the mutual companies which are not consolidated.

1) Refers to investments for which the risk is borne by the policyholders.

Additional information

Change in surplus values in life insurance operations

	Group 2001	2000
Calculation of surplus values [1]		
Present value of current year's new premiums and extra premiums under existing contracts	1 222	1 307
Return on contracts made in previous years	621	574
Realised surplus value on contracts made in previous years	-713	-729
Actual outcome compared with operational assumptions [2]	342	354
Change in operations during the year	**1 472**	**1 506**
Change in operational assumptions	620	-80
Financial effects due to short-term fluctuations [2]	-1 199	-814
Total change in surplus values before deduction for deferred acquisition costs	**893**	**612**
Current year's capitalisation of acquisition costs	-615	-584
Current year's depreciation of deferred acquisition costs	384	309
Total reported change in surplus values [3]	**662**	**337**

1) The calculation of surplus values in life insurance operations is based upon assumptions concerning the future development of written insurance contracts and a risk-adjusted discount rate. The most important assumptions are:

	2001	2000
Discount rate [4]	9%	11%
Cancellations of contracts	5%	5%
Cancellations of current premiums [4]	8%	5%
Growth in fund units	6%	6%
Inflation	2%	2%
Death rates	Trade experience	Trade experience

2) The current period's actual development of written insurance contracts can be put in relation to the operational assumptions that were made; the value of deviations can thus be assessed. The most important components are extensions of terms and cancellations. On the other hand, the actual outcome of income and administrative expenses is included in full in the operating result.

3) Prepaid acquisition costs are capitalised in the accounts and depreciated according to plan. Reported changes in surplus values are therefore adjusted with thet net of the period's capitalisation and depreciation.

4) As of December 31, 2001, the discount rate changed from 11 per cent to 9 per cent . The discount rate is in line with established practise. The assumption regarding cancellations of current premiums have changed from 5 per cent to 8 per cent.

The SEB Group

Profit and Loss Accounts

SEK M	2001	2000	1999	1998	1997
Net interest income	13 011	11 556	6 825	6 707	7 228
Net commission income	11 186	13 463	8 075	6 619	5 832
Net result of financial transactions	2 987	3 544	2 025	1 757	1 527
Other operating income	2 015	3 085	1 873	2 445	610
Income from banking operations	**29 199**	**31 648**	**18 798**	**17 528**	**15 197**
Administrative expenses	-20 078	-20 579	-13 369	-11 900	-9 732
Depreciation and write-downs	-1 784	-1 703	-1 120	-1 073	-575
Merger and restructuring costs	-661				-1 018
Costs from banking operating	**-22 523**	**-22 282**	**-14 489**	**-12 973**	**-11 325**
Profit from banking operations, before credit losses	**6 676**	**9 366**	**4 309**	**4 555**	**3 872**
Lending losses and changes in value	-547	-815	318	-2 247	-688
Write-downs of financial fixed assets	-69	-75	-29	-4	-55
Net result from associated companies	-20	104	116		
Operating profit from banking operations	**6 040**	**8 580**	**4 714**	**2 304**	**3 129**
Operating profit from insurance operations	111	220	408	2 497	
Operating profit	**6 151**	**8 800**	**5 122**	**4 801**	**3 129**
Pension provision	1 002	943	873	531	440
Taxes	-2 058	-2 856	-1 355	-1 000	-1 135
Minority interests	-44	-245	-56	-6	3
Net profit for the year	**5 051**	**6 642**	**4 584**	**4 326**	**2 437**

Balance sheets

SEK M	2001	2000	1999	1998	1997
Lending to credit institutions	175 380	165 395	103 521	84 710	88 450
Lending to the public	634 995	605 759	342 907	324 433	325 992
Interest-bearing securities	153 033	158 047	93 532	110 718	88 028
Shares and participations	10 227	8 688	8 128	41 040	40 638
Assets in insurance operations	66 459	71 749	67 146	73 354	47 688
Other assets	123 221	113 172	95 021	55 402	78 290
Total assets	**1 163 315**	**1 122 810**	**710 255**	**689 657**	**669 086**
Liabilities to credit institutions	221 686	217 364	117 774	149 659	142 998
Deposits and borrowing from the public	465 243	419 887	229 534	187 901	182 371
Securities issued, etc.	194 682	201 783	122 143	133 052	112 805
Liabilities in insurance operations	64 111	66 932	63 198	56 464	41 511
Other liabilities	143 293	143 825	118 718	108 137	139 927
Subordinated liabilities	30 008	31 410	25 882	24 010	21 507
Shareholders' equity	44 292	41 609	33 006	30 434	27 967
Total liabilities, provisions and shareholders' equity	**1 163 315**	**1 122 810**	**710 255**	**689 657**	**669 086**

Key ratios

	2001	2000	1999	1998	1997
Return on equity, per cent	11.9	16.9	14.6	14.8	11.0
Result for the year per share, SEK	7.17	9.43	6.96	6.58	4.12
Income/cost, the SEB Group	1.33	1.46	1.45		
Income/cost, banking operations	1.30	1.42	1.30	1.35	1.34
Lending loss level, per cent	0.09	0.12	-0.09	0.65	0.25
Level of doubtful claims, per cent	1.37	1.35	0.82	1.08	1.28
Total capital ratio, per cent	10.8	10.8	14.6	10.9	9.6
Core capital ratio, per cent	7.7	7.4	10.8	8.1	8.2

Skandinaviska Enskilda Banken

Profit and Loss Accounts

SEK M	2001	2000	1999	1998	1997
Net interest income	5 087	4 830	5 029	4 893	5 831
Net commission income	4 356	5 958	4 765	4 847	4 579
Net result of financial transactions	2 341	2 298	1 343	1 752	1 470
Other income	2 138	4 147	5 782	5 191	3 962
Total operating income	**13 922**	**17 233**	**16 919**	**16 683**	**15 842**
Administrative expenses	-10 836	-11 737	-11 746	-10 224	-8 873
Depreciation and write-downs	-311	-317	-266	-201	-289
Merger- and restructuring costs	-575				-1 018
Total operating costs	**-11 722**	**-12 054**	**-12 012**	**-10 425**	**-10 180**
Profit before credit losses	**2 200**	**5 179**	**4 907**	**6 258**	**5 662**
Lending losses and changes in value	186	136	405	-2 132	-539
Write-downs of financial fixed assets	-750	-658	-3 057	-3 330	-3 558
Operating profit	**1 636**	**4 657**	**2 255**	**796**	**1 565**
Appropriations incl pension compensation	-751	-1 364	-990	-614	-86
Taxes	-210	-472	-68	819	-827
Net profit for the year	**675**	**2 821**	**1 197**	**1 001**	**652**

Balance sheets

SEK M	2001	2000	1999	1998	1997
Lending to credit institutions	227 364	185 570	163 647	130 683	124 187
Lending to the public	223 357	220 493	189 248	199 123	204 837
Interest-bearing securities	113 355	118 418	87 422	105 236	73 836
Shares and participations	44 352	44 485	28 692	24 162	25 087
Other assets	95 952	93 391	93 566	98 958	111 653
Total assets	**704 380**	**662 357**	**562 575**	**558 162**	**539 600**
Liabilities to credit institutions	203 701	198 618	121 601	153 876	146 494
Deposits and borrowing from the public	271 738	234 650	218 727	185 805	176 721
Securities issued, etc.	54 364	55 247	60 364	67 647	46 467
Other liabilities	109 684	108 574	107 452	101 020	125 437
Subordinated liabilities	26 832	28 207	25 560	23 058	20 485
Shareholders' equity and untaxed reserves	38 061	37 061	28 871	26 756	23 996
Total liabilities, provisions and shareholders' equity	**704 380**	**662 357**	**562 575**	**558 162**	**539 600**

Proposal for the distribution of profit

The non-restricted funds of the SEB Group amount to SEK 11,100 M. Standing at the disposal of the Annual General Meeting in accordance with the balance sheet of Skandinaviska Enskilda Banken, SEK 7,886,142,328.

	SEK M
Retained profits	7,211
Result for the year	675
Non-restricted equity	7,886

The Board proposes that, following approval of the balance sheet of Skandinaviska Enskilda Banken for the financial year 2001, the Annual General Meeting should distribute the above-mentioned unappropriated funds as follows:

	SEK
declare a dividend of	
SEK 4.00 per Series A share	2,695,136,492
SEK 4.00 per Series C share	123,094,228
and bring forward to next year	5,067,911,608

Stockholm 20 February, 2002

Jacob Wallenberg
Chairman

Claes Dahlbäck

Gösta Wiking

Bengt Berg

Penny Hughes

Urban Jansson

Ulf Jensen

Tuve Johannesson

Hans-Joachim Körber

Carl Wilhelm Ros

Lars H Thunell
President

Auditors' report

To the Annual General Meeting of Shareholders of Skandinaviska Enskilda Banken AB (publ);
Corporate registration number 502032-9081

We have examined the Annual Report, consolidated financial statements, book-keeping and the administration of the Board of Directors and President of Skandinaviska Enskilda Banken AB (publ) for the financial year 2001. The responsibility for the financial statements and administration rests with the Board of Directors and President. It is our responsibility to express our opinion on the Annual Report, consolidated financial statements and administration on the basis of our audit.

Our examination was performed in accordance with generally accepted auditing standards in Sweden, which means that we have planned and implemented our audit in order to make sure as far as reasonable that the Annual Report and the consolidated financial statements do not contain any material errors. An audit implies that a selected number of documents forming the basis of amounts and other information in the accounts is examined. An audit furthermore implies a test of the accounting principles and the Board's and President's application of these as well as an evaluation of the total information contained in the Annual Report and consolidated accounts. To support our recommendation regarding discharge from liability, we have examined all essential decisions, measures and circumstances in the company in order to be able to assess whether any member of the Board of Directors or the President is liable for damages towards the company

We have furthermore examined whether or not any member of the Board of Directors or the President has acted in violation in any other respect of the Banking Companies Act, the Swedish Companies Act, the Act on Annual Accounts of Credit Institutions and Securities Companies or the Articles of Association. We consider that our audit gives us reasonable grounds for our opinions expressed below.

The Annual Report and the consolidated financial statements have been drawn up in compliance with the Act on Annual Accounts of Credit Institutions and Securities Companies and therefore present a true picture of the results and position of the company and the Group in accordance with generally accepted auditing standards in Sweden.

We therefore recommend that the Annual General Meeting adopt the profit and loss account and balance sheet of the parent company and the Group, distribute the profit in the parent company according to the proposal in the Report of the Directors and discharge the members of the Board of Directors and the President from personal liability for the financial year.

Stockholm 20 February 2002

PricewaterhouseCoopers

Göran Jacobsson Authorised Public Accountant	Peter Clemedtson Authorised Public Accountant	Ulf Järlebro Authorised Public Accountant Appointed by the Financial Supervisory Authority

First row
Jacob Wallenberg, Claes Dahlbäck and Gösta Wiking
Second row
Penny Hughes, Urban Jansson, Tuve Johannesson, Hans-Joachim Körber and Carl Wilhelm Ros
Third row
Lars H Thunell, Bengt Berg, Ulf Jensen, Erland Sandén and Inger Smedberg















BOARD OF DIRECTORS

Elected by the Annual General Meeting

Jacob Wallenberg[3,4,5]
Born 1956; elected 1997.
Chairman of the Board.
Deputy Chairman Investor, Atlas Copco, Electrolux and The Knut and Alice Wallenberg Foundation. Director ABB, WM-data, EQT, SAS and Confederation of Swedish Enterprise and the Nobel Foundation.
Shareholding: 148,902 Series A shares and 5,046 Series C shares.

Claes Dahlbäck[2,5]
Born 1947; elected 1997.
Deputy Chairman.
Chairman Investor, Gambro, Stora Enso, EQT, IBX, imGO and Vin & Sprit AB. Director Findus.
Shareholding: 6,264 Series A shares.

Gösta Wiking[3,4,5]
Born 1937; elected 1997.
Deputy Chairman.
Chairman Bure, Mölnlycke Health Care, Tribon and Angiogenetics. Director Bong Ljungdahl, Karlshamn and Possio.
Shareholding: 3,600 Series A shares.

Penny Hughes
Born 1959; elected 2000.
Director Vodafone, web-angel and Trinity Mirror.
Shareholding: 0

Urban Jansson[1]
Born 1945; elected 1996.
Chairman Plantagen and Proffice. Director Addtech, Ahlstrom Corp, C Technologies and Pyrosequencing.
Shareholding: 8,000 Series A shares.

Tuve Johannesson
Born 1943; elected 1997.
Chairman Ecolean International and Gorthon Lines. Deputy Chairman Volvo Car and IFS. Director Cardo.
Shareholding: 16,800 Series A shares.

Hans-Joachim Körber
Born 1946; elected 2000; Dr.
CEO Metro AG.
Shareholding: 0

Carl Wilhelm Ros
Born 1941, elected 1999.
Chairman Dahl International. Director NCC, INGKA (Ikea) Holding, LKAB, Bonnier and ProfilGruppen.
Shareholding: 3,301 Series A shares and 26 Series C shares.

Lars H Thunell[3,4]
Born 1948; elected 1997; Dr Phil.
President and Group Chief Executive.
Director Akzo Nobel, b-business partners, Swedish Bankers' Association and The Swedish Industry and Commerce Stock Exchange Committee.
Shareholding: 9,000 Series A shares, 165,000 call options and 652,451 employee stock options.

Deputy Director elected by the Annual General Meeting

Monica Caneman
Born 1954; elected 1999.
Resigned in November 2001.

Directors appointed by the employees:

Bengt Berg
Born 1952, appointed 1999.
Member SEB Group Committee of the Swedish Union of Financial Sector Employees.
Shareholding: 0

Ulf Jensen
Born 1950; appointed 1997 (1995).
Chairman SEB Group Committee of the Swedish Union of Financial Sector Employees and Stockholm City Regional Club of the same union.
Shareholding: 0

Deputy Directors appointed by the employees

Erland Sandén
Born 1953; appointed 1999.
Chairman Association of University Graduates at SEB.
Shareholding 400 Series A shares.

Inger Smedberg
Born 1949; appointed 1998.
Deputy Chairman SEB Group Committee of the Swedish Union of Financial Sector Employees.
Shareholding: 0

1) Chairman of Credit Committee of the Board of Directors.
2) Chairman of Audit and Compliance Committee of the Board of Directors.
3) Member of Credit Committee of the Board of Directors.
4) Member of Audit and Compliance Committee of the Board of Directors.
5) Member of the Compensation Committee of the Board of Directors.















First row
Anders Rydin, Harry Klagsbrun, Anders Mossberg and Fleming Carlborg
Second row
Annika Bolin, Liselotte Hjorth, Lars Gustafsson and Lars H Thunell
Third row
Lars Lundquist

GROUP EXECUTIVE COMMITTEE

Lars H Thunell
Born 1948; SEB employee since 1997; Dr. Phil.
President and Group Chief Executive. Director Akzo Nobel, b-business partners, Swedish Bankers Association and the Swedish Industry and Commerce Stock Exchange Committee.
Shareholding: 9,000 Series A shares, 165,000 call options and 652,451 employee stock options.

Lars Gustafsson
Born 1946; SEB employee since 1982. Executive Vice President and Deputy Group Chief Executive; Head of Group Staff and Head of the SEB Baltic & Poland Division as from November 2001. Director VPC, Stockholm International Fair and VPX matching AB.
Shareholding: 322 Series A shares, 8,250 call options and 265,686 employee stock options.

Annika Bolin
Born 1962; SEB employee since 1987; B. Sc. (Econ).
Executive Vice President and Head of Corporate & Institutions as from November 2001; Head of Merchant Banking since 2000. Director Invest in Sweden Agency (ISA) and Ruter Dam.
Shareholding: 156,862 employee stock options.

Fleming Carlborg
Born 1956; SEB employee since SEB 1974.
Executive Vice President, Head of Nordic Retail & Private Banking as from November 2001.
Shareholding: 2,548 Series A shares, 122 Series C shares, 2,050 call options and 223,921 employee stock options.

Liselotte Hjorth
Born 1957; SEB employee since 1998; B. Sc. (Econ).
Executive Vice President, Head of Group Credits as from 1999.
Shareholding: 83,824 employee stock options.

Harry Klagsbrun
Born 1954; SEB employee since October 2001; MBA
Executive Vice President, Head of SEB Asset Management as from October 2001.
Shareholding: 30,000 Series A shares and 21,447 employee stock options.

Lars Lundquist
Born 1948; SEB employee since 1997; MBA.
Executive Vice President; Head of SEB Germany since 2000 and CEO SEB AG as from 2001. Director Celtica.
Shareholding: 3,000 Series A shares, 10,300 call options and 288,235 employ-ee stock options.

Anders Mossberg
Born 1952; SEB employee since 1985. Executive Vice President, Head of SEB Trygg Liv since 1997.
Shareholding: 7,008 Series A shares, 10,300 call options and 272,543 employee stock options.

Anders Rydin
Born 1945; SEB employee since 1997; B. Sc. (Econ).
Executive Vice President, Chief Financial Officer as from 1997. Director Swedish Association for Share Promotion and Cardo.
Shareholding: 20,400 Series A shares, 20,600 call options and 285,784 employee stock options.

AUDITORS

Auditors elected by the Annual General Meeting

PriceWaterhouseCoopers
Göran Jacobsson
Born 1947; auditor in SEB since 1993. Authorised Public Accountant, auditor in charge

Peter Clemedtson
Born 1956; auditor in SEB since 1993. Authorised Public Accountant.

Auditor appointed by the Financial Supervisory Authority

Ulf Järlebro
Born 1947; auditor in SEB since 1999. Authorised Public Accountant, Deloitte & Touche.

Addresses

HEAD OFFICE

Management Committee
Postal Address: SE-106 40 Stockholm
Visiting Address: Kungsträdgårdsgatan 8
Telephone: +46 8 763 80 00,
+46 8 22 19 00 (Management)

DIVISIONS AND BUSINESS AREAS

NORDIC RETAIL & PRIVATE BANKING
Postal Address: SE-106 40 Stockholm
Visiting Address: Sergels Torg 2
Telephone: +46 8 763 50 00

CORPORATE & INSTITUTIONS

Merchant Banking
Postal Address: SE-106 40 Stockholm
Visiting Address: Kungsträdgårdsgatan 8
Telephone: +46 8 763 80 00

Enskilda Securities
Postal Address: SE-103 36 Stockholm
Visiting Address: Nybrokajen 5
Telephone: +46 8 52 22 95 00

SEB ASSET MANAGEMENT
Postal Address: SE-106 40 Stockholm
Visiting Address: Sveavägen 8
Telephone: +46 8 788 60 00

SEB TRYGG LIV (LIFE)
Postal Address: SE-106 40 Stockholm
Visiting Address: Fleminggatan 18
Telephone: +46 8 785 10 00

SEB GERMANY
Postal Address: DE-603 25 Frankfurt am Main
Visiting Address: Mainzer Landstraße 16
Telephone: +49 69 92 02 10

SEB BALTIC & POLAND
Postal Address: LV-1050 Riga
Visiting Address: Valnu St. 11
Telefax: +371 777 99 73

Annual General Meeting

The Annual General Meeting will be held on Wednesday 10 April, 2002 at 12.30 p.m. (Swedish time) at Cirkus, Djurgårdsslätten, Stockholm.

Shareholders wishing to attend the Annual General Meeting shall

both be registered in the shareholders' register kept by VPC (the Swedish Securities Register Centre) on Thursday 28 March, 2002, at the latest

and notify the Bank's Legal Department in writing under address KA2, SE-106 40 Stockholm, or by telephone 020-23 18 18 between 9.00 a.m. and 4.30 p.m. in Sweden or, from abroad, at +46 771 23 18 18 or via *Internet* on the home page of the Bank, www.seb.net not later than 1 p.m. on Thursday 4 April, 2002.

Dividend and Record date

The Board proposes a dividend of SEK 4.00 per share. The share will be traded ex dividend on Thursday 11 April, 2002. Monday 15 April, 2002 is proposed as record date for the dividend payments. If the Annual General Meeting resolves in accordance with the proposals, dividend payments are expected to be distributed by VPC on Thursday 18 April, 2002.

SEB

Skandinaviska Enskilda Banken
Group Communications
S-106 40 Stockholm
Sweden

Production: SEB and Intellecta Corporate • Photo: Fredrik Hjerling, Johan Olsson • Printing: Graphx. This paper is approved by the Nordic Environment Label as environmentally friendly • TR 4/02